  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 1997.
                                                REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          OMNI ENERGY SERVICES CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         LOUISIANA                   1382                    72-1395273
      (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
       JURISDICTION       CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
    OF INCORPORATION OR
       ORGANIZATION)

                          4484 NE EVANGELINE THRUWAY
                           CARENCRO, LOUISIANA 70520
                                (318) 896-6664
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DAVID E. CRAYS
                  VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          OMNI ENERGY SERVICES CORP.
                          4484 NE EVANGELINE THRUWAY
                           CARENCRO, LOUISIANA 70520
                                (318) 896-6664
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                  COPIES TO:
          W. PHILIP CLINTON                          JOSHUA DAVIDSON
 JONES, WALKER, WAECHTER, POITEVENT,              BAKER & BOTTS, L.L.P.
      CARRERE & DENEGRE, L.L.P.                   910 LOUISIANA STREET
       201 ST. CHARLES AVENUE                     HOUSTON, TEXAS 77002
    NEW ORLEANS, LOUISIANA 70170                     (713) 229-1234
           (504) 582-8000

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                     PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF         AGGREGATE OFFERING           AMOUNT OF
  SECURITIES TO BE REGISTERED            PRICE(1)             REGISTRATION FEE
------------------------------------------------------------------------------
Common Stock, $0.01 par value
 per share......................       $60,375,000                $18,296
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                Subject to Completion, dated September 26, 1997

PROSPECTUS

                                3,500,000 SHARES
                           OMNI ENERGY SERVICES CORP.
                                  COMMON STOCK

                                 -------------

  The 3,500,000 shares of common stock, par value $0.01 per share (the "Common Stock"), of OMNI Energy Services Corp. (the "Company") offered hereby (the "Offering") are being sold by the Company. Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price for the Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made for inclusion of the Common Stock on the Nasdaq National Market under the symbol "OMNI."

                                 -------------

  AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                                 -------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                               Underwriting
                               Price           Discounts and        Proceeds to
                             to Public        Commissions(1)        Company(2)
-------------------------------------------------------------------------------
Per Share..............        $                   $                   $
-------------------------------------------------------------------------------
Total(3)...............       $                   $                   $
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $640,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 525,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
    Company will be $   , $    and $   , respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are being offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares of Common Stock offered hereby will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about      , 1997.

                                 -------------

LEHMAN BROTHERS

                       PRUDENTIAL SECURITIES INCORPORATED

                                                RAYMOND JAMES & ASSOCIATES, INC.

        , 1997

                            [EQUIPMENT PHOTOGRAPHS]


                              ------------------

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto included elsewhere in this Prospectus. Immediately prior to the completion of the Offering, the holders of common units of OMNI Geophysical, L.L.C. ("OMNI Geophysical") will exchange (the "Share Exchange") all of such units for newly issued shares of common stock of OMNI Energy Services Corp. Unless otherwise indicated, the information in this Prospectus assumes that (i) the Share Exchange has occurred and (ii) the Underwriters' over-allotment option will not be exercised. As used herein, unless the context requires otherwise, references to OMNI Geophysical include OMNI Geophysical, L.L.C. and its predecessors and subsidiaries, while references to the Company include OMNI Energy Services Corp., OMNI Geophysical and all of their respective predecessors and subsidiaries.

THE COMPANY

  The Company is an oilfield service company specializing in providing an integrated range of onshore seismic drilling, helicopter support and survey services to geophysical companies operating in logistically difficult and environmentally sensitive terrain in the United States. The Company's primary market is the marsh, swamp, shallow water and contiguous dry land areas along the U.S. Gulf Coast (the "Transition Zone"), primarily in Louisiana and Texas. The Company is the leading provider of seismic drilling services throughout the Transition Zone. From the mid-1980s to the end of 1996, the majority of three dimensional ("3-D") seismic data in the Transition Zone has been obtained in Louisiana, where approximately 9,000 square miles have been analyzed. The Company performed the seismic drilling services on approximately 6,300 of these square miles. The Company owns and operates an extensive fleet of specialized seismic drilling and transportation equipment for use in the Transition Zone, much of which is fabricated by the Company. As a result, the Company believes that it is the only company that currently can both provide an integrated range of seismic drilling, helicopter support and survey services in all of the varied terrains of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects. The Company has also expanded its seismic drilling operations into the Rocky Mountain region, where it engages in seismic drilling in hard rock terrain.

  Seismic data generally consists of computer-generated 3-D images or two-dimensional ("2-D") cross sections of subsurface geologic formations and is used in the exploration for hydrocarbon reserves and as a tool for enhancing production from existing reservoirs. Seismic data is acquired by recording subsurface seismic waves produced by an energy source, usually dynamite, at various points ("source points") at a project site. The reflected seismic waves are collected by specialized sensors ("geophones") placed at receiving points ("receiving points") throughout the project site, and the resulting data is recorded by field recording boxes and then digitized.

  Oil and gas companies generally contract with independent geophysical companies to acquire seismic data. Geophysical companies initially determine the layout of source and receiving points and secure all necessary permits and landowner consents. Once the permits and consents are obtained, the source and receiving points are surveyed and marked, and the source points are drilled and loaded with dynamite. The geophysical company then positions the geophones at the receiving points and proceeds with detonation of the dynamite and the acquisition of the seismic data. During this process, helicopters are sometimes used to shuttle geophones and field recording boxes between receiving points ("long-line helicopter support") in an efficient manner with minimal environmental impact. Domestically, seismic drilling, surveying and helicopter support services are typically contracted to third parties such as the Company, as geophysical companies have found it more economical to outsource these services and focus their efforts and capital on the acquisition and interpretation of seismic data. The use of this data to identify locations to drill both exploration and development wells has improved the economics of finding and producing oil and gas reserves, which in turn has created increased demand for 3-D seismic surveys and seismic support services.

  Seismic Drilling Services. Historically, the Company's core business has been the drilling and loading of source points for seismic projects in the Transition Zone. The Company's extensive fleet of specialized seismic drilling and transportation equipment includes all-terrain marsh vehicles ("marsh ATVs") equipped with on-board drilling units, all-terrain swamp vehicles ("swamp ATVs"), pull boats equipped with skid-mounted drilling units, airboat drilling units, support airboats, pontoon boats equipped with on-board drilling units, highland drilling units used on dry land and skid-mounted drilling units used on leased jack-up rigs. The Company uses its pontoon boats and leased jack-up rigs in inland bays and lakes and coastal waters at depths of up to approximately 20 feet. The Company designs and fabricates much of the specialized seismic drilling and transportation equipment that it uses in the Transition Zone, which management believes is superior to that generally available in the market. This wide variety of efficient and environmentally appropriate equipment enables the Company to respond to all of the seismic drilling needs of its customers throughout the Transition Zone.

  Through its acquisition of substantially all of the assets of Wyoming-based O.T.H. Exploration Services, Inc. ("OTH"), which was completed as of September 1, 1997, the Company provides seismic rock drilling services to geophysical companies operating in the Rocky Mountain region. Seismic rock drilling involves the use of compressed air rotary/hammer drills that are transported from point to point by hand, surface vehicle or helicopter ("heli-portable drilling"). The Company has also signed a non-binding letter of intent to acquire American Helicopter Drilling, Inc. ("American Helicopter"), which currently has the dominant share of the heli-portable seismic drilling market in the Rocky Mountain area and is also engaged in the fabrication, export and servicing of heli-portable and other types of seismic drilling units.

  Helicopter Support Services. The Company provides helicopter support services to geophysical companies in the Transition Zone and elsewhere through its aviation division, which was created through the July 1997 acquisition of substantially all the assets of American Aviation Incorporated ("American Aviation"), a company founded by the Company's Chairman and Chief Executive Officer, David Jeansonne, in late 1995. The Company currently operates 16 helicopters (10 of which are owned and six of which are leased by the Company) and owns and operates four airplanes to support its operations and to provide limited charter services. Management believes that the Company is the dominant provider of helicopter support services to geophysical companies operating in the Transition Zone.

  Survey Services. After a geophysical company has determined the placement of source and receiving points and obtained all necessary permits and consents for a seismic project, survey teams are sent into the field to mark each source and receiving point. In March and August 1997, respectively, the Company acquired two survey companies, Delta Surveys, Inc. and Leonard J. Chauvin, Jr., Incorporated, and currently has 16 survey crews devoted primarily to the seismic survey market in the Transition Zone. The Company also provides, on a limited basis, civil survey services in south Louisiana to the oil and gas industry and other industries. The Company's survey crews have access to the Company's extensive fleet of specialized transportation equipment, which gives the Company a competitive advantage over most other survey companies which must rent this equipment.

BUSINESS STRATEGY

  The Company's business strategy is to:

  Participate in Transition Zone Growth. Seismic data acquisition has been conducted in the Transition Zone since the 1930s. Within the last decade, however, improvements in oil and gas drilling and production techniques and the advent of 3-D imaging have resulted in significantly increased seismic activity throughout the Transition Zone. In 1996, 3-D seismic data was acquired from approximately 4,900 square miles of the Transition Zone in Louisiana compared to 1,500 square miles in 1995 and 1,000 square miles in 1994. During the first six months of 1997, 3-D seismic data was acquired from approximately 4,100 square miles of the Transition Zone in Louisiana.

Management anticipates that demand for seismic data will continue to grow in the Transition Zone as a result of 3-D seismic acquisition projects on unexplored prospects, time-lapsed 3-D analysis, which is generally used to measure the migration of hydrocarbons in a producing reservoir to enhance production efforts, and reshoots of previously-surveyed areas with more advanced seismic technology. The Company intends to maintain its dominant share of the seismic drilling market in the Transition Zone by fully participating in this growth.

  Integrate and Expand Services. The Company intends to capitalize on its existing customer relationships and its reputation as a reliable service provider in the Transition Zone to expand its newly-acquired helicopter support and survey businesses. Management believes that the Company is the only operator in the Transition Zone that can provide seismic drilling, helicopter support and survey services on an integrated basis. Management further believes that the Company's unique ability to package these services to meet its customers' needs, together with the economies of scale provided by the size and integrated nature of its operations, will allow the Company to attract additional projects in the Transition Zone and elsewhere.

  Expand Operations in the Rocky Mountain Region. As a result of its recent acquisition of substantially all of the assets of OTH, the Company has expanded from its base in the Transition Zone into the seismic rock drilling market in the Rocky Mountain region. The Company has also entered into a non-binding letter of intent to acquire American Helicopter and has separately contracted for delivery of two heavy-lift helicopters by year end, which will allow the Company to provide integrated heli-portable seismic drilling services. Management expects the demand for seismic data in the Rocky Mountain region to grow over the next five years and believes that many of its current Transition Zone customers will participate in this growth.

  Expand Internationally. Management believes that the Company will be well positioned to expand internationally based on the comprehensive services it provides in the Transition Zone, its experience operating in difficult terrains and its recently acquired heli-portable and seismic rock drilling expertise. Many of the Company's customers who operate in the Transition Zone also have extensive international operations, but currently perform their own seismic drilling and related services internationally. The Company believes that these customers would outsource these services as they have done domestically if there were reliable and cost-effective third party service providers operating internationally. Mexico, Venezuela, Indonesia, Tunisia, the Caspian Sea, South China and West Africa each have transition zones similar to the U.S. Gulf Coast region where seismic exploration is in various stages of development. Management believes that the Company's strong industry reputation and established relationships with its customers will facilitate the Company's entrance into and development in international markets.

  Acquire Related Businesses. Management intends to evaluate opportunities as they arise to acquire companies that have related or complementary products or services to those currently provided by the Company. The Company seeks acquisitions which would, among other things, capitalize on the Company's dominant position in the Transition Zone seismic drilling market, expand its Rocky Mountain presence or facilitate its anticipated international expansion. Immediately after the Offering, management believes that the Company's capital structure will enable it to pursue such opportunities. However, the Company does not intend to enter the seismic data acquisition market at any time.

                                  THE OFFERING

Common Stock offered by the Company..  3,500,000 shares
Common Stock to be outstanding after
 the Offering........................ 15,500,000 shares(a)
Use of Proceeds...................... The net proceeds of the Offering will be used to repay approximately $33.4 million
                                      of indebtedness. The remainder of the
                                      proceeds, estimated to be approximately
                                      $11.5 million, will be used for general
                                      corporate purposes, including
                                      acquisitions, capital expenditures and
                                      working capital. See "Use of Proceeds."
Nasdaq National Market Symbol........ OMNI

--------
(a) Does not include (i) 1,090,018 shares issuable upon exercise of outstanding options or options that will be granted in connection with the Offering and
    (ii) 528,000 shares reserved for issuance under the Company's Stock Incentive Plan. See "Management--Stock Incentive Plan."

               THE SHARE EXCHANGE AND OTHER RELATED TRANSACTIONS

  Immediately prior to the Offering, the holders of the common units of OMNI Geophysical will effect the Share Exchange, pursuant to which such holders will exchange all of the 113,476 outstanding common units of OMNI Geophysical for 12,000,000 shares of Common Stock and the holders of outstanding options to purchase common units of OMNI Geophysical will receive options to purchase a corresponding number of shares of Common Stock. As a result, OMNI Geophysical will become a wholly-owned subsidiary of the Company. See "The Company."

  In addition, prior to the Share Exchange, (i) all of the undistributed earnings of OMNI Geophysical through the date of the Share Exchange, estimated to be approximately $ million, will be distributed to the current members of OMNI Geophysical (the "LLC Distribution") and (ii) OMNI Geophysical will repurchase all of the outstanding preferred units of OMNI Geophysical for $5.0 million (the "Preferred Unit Repurchase"). See "Change in Tax Status and Related Distributions" and "Certain Transactions."

                                  RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. In particular, prospective investors should be aware of the effect on the Company of the risks presented by the factors listed under "Risk Factors."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following table presents for the periods indicated certain summary historical and pro forma financial data of OMNI Geophysical and its predecessor, OMNI Geophysical Corporation ("OGC"). OMNI Geophysical acquired substantially all of the assets and liabilities of OGC on July 19, 1996 (the "OGC Acquisition"). The OGC Acquisition was accounted for as a purchase, with the assets acquired and liabilities assumed recorded at their stepped-up fair value. Financial data for the years ended December 31, 1994 and 1995, the 201-day period ended July 19, 1996 and the six months ended June 30, 1996 reflect the results of OGC. Financial data for the 165-day period ended December 31, 1996 and the six months ended June 30, 1997 reflect the results of OMNI Geophysical. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and related notes thereto included elsewhere in this Prospectus.

                               PREDECESSOR           SUCCESSOR                   PREDECESSOR  SUCCESSOR
                         -------------------------  ------------                 ----------- ------------
                                          201-DAY                   PRO FORMA                                PRO FORMA
                           YEAR ENDED      PERIOD     165-DAY     AS ADJUSTED(A) SIX MONTHS   SIX MONTHS   AS ADJUSTED(A)
                          DECEMBER 31,     ENDED    PERIOD ENDED    YEAR ENDED      ENDED       ENDED        SIX MONTHS
                         ---------------  JULY 19,  DECEMBER 31,   DECEMBER 31,   JUNE 30,     JUNE 30,    ENDED JUNE 30,
                          1994    1995      1996        1996           1996         1996         1997           1997
                         ------  -------  --------  ------------  -------------- ----------- ------------  --------------
                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                                   (UNAUDITED)   (UNAUDITED) (UNAUDITED)    (UNAUDITED)
INCOME STATEMENT DATA:
 Operating revenue...... $7,268  $12,690  $10,017   $     10,942   $     24,271    $8,820    $     17,035   $     19,381
 Operating expenses(b)..  5,025    8,704    6,814          8,114         17,798     5,978          12,305         14,412
                         ------  -------  -------   ------------   ------------    ------    ------------   ------------
 Gross profit...........  2,243    3,986    3,203          2,828          6,473     2,842           4,730          4,969
 General and
  administrative
  expenses..............  1,079    1,791      789          1,050          2,158       711           1,472          1,971
                         ------  -------  -------   ------------   ------------    ------    ------------   ------------
 Operating income.......  1,164    2,195    2,414          1,778          4,315     2,131           3,258          2,998
 Interest expense(b)....     97      148      151            437            614       121             622            307
 Other expense (income),
  net...................     (8)       7       (6)           (20)           (25)       (5)              5              5
                         ------  -------  -------   ------------   ------------    ------    ------------   ------------
 Net income............. $1,075  $ 2,040  $ 2,269   $      1,361   $      3,726    $2,015    $      2,631   $      2,686
                         ======  =======  =======   ============   ============    ======    ============   ============
UNAUDITED PRO FORMA
 DATA:
 Net income as reported
  above................. $1,075  $ 2,040  $ 2,269   $      1,361   $      3,726    $2,015    $      2,631   $      2,686
 Pro forma provision for
  income taxes(c).......    430      816      908            544          1,490       806           1,052          1,075
                         ------  -------  -------   ------------   ------------    ------    ------------   ------------
 Pro forma net income... $  645  $ 1,224  $ 1,361   $        817   $      2,236    $1,209    $      1,579   $      1,611
                         ======  =======  =======   ============   ============    ======    ============   ============
 Pro forma net income
  per common share......                            $     0.06(d)  $     0.15(e)             $     0.13(d)  $     0.10(e)
                                                    ============   ============              ============   ============
 Pro forma weighted
  average common shares.                            10,807,210(d)  15,387,227(e)             10,885,499(d)  15,465,516(e)
STATEMENT OF CASH FLOW
 DATA:
 Cash provided by (used
  in)
  operating activities.. $  806  $ 1,781  $ 1,456   $        606                   $  803    $      1,076
 Cash provided by (used
  in) investing
  activities............   (830)  (1,106)  (1,435)       (12,479)                    (942)         (5,719)
 Cash provided by (used
  in) financing
  activities............    135     (557)    (247)        11,912                       65           6,576
OTHER FINANCIAL DATA:
 Depreciation and
  amortization(b)....... $  228  $   372  $   275   $        697   $      1,221    $  229    $        880   $        918
 EBITDA(f)..............  1,392    2,567    2,689          2,475          5,536     2,360           4,138          3,916

                                                           AS OF JUNE 30, 1997
                                                               (UNAUDITED)
                                                          ----------------------
                                                                      PRO FORMA
                                                                         AS
                                                          HISTORICAL ADJUSTED(G)
                                                          ---------- -----------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital.........................................   $5,297     $27,463
 Property, plant and equipment, net......................   18,644      25,427
 Total assets............................................   31,866      61,168
 Long-term debt, less current maturities.................   15,908       8,904
 Shareholders' equity....................................    8,731      47,481

--------
(a) The unaudited pro forma as adjusted income statement data give effect to
    (i) the OGC Acquisition, (ii) the acquisition of substantially all of the assets of American Aviation, (iii) the additional interest expense associated with borrowings to finance the Preferred Unit Repurchase and the LLC Distribution and (iv) the Offering and the application of the net proceeds therefrom, each as if consummated at January 1, 1996.
(b) The step-up to fair value of the assets acquired in the OGC Acquisition resulted in increased depreciation reported by OMNI Geophysical, which is included in operating expenses. In order to finance the OGC Acquisition, OMNI Geophysical incurred additional indebtedness, which resulted in additional interest expense being reported.
(c) Each of OGC, OMNI Geophysical and American Aviation is or was an S corporation or a limited liability company exempt from income tax at the entity level, and thus the historical financial statements show no provision for income taxes. The Company, however, is a corporation that will pay income taxes at the corporate level. This pro forma adjustment reflects a provision for income taxes on the Company's net income at a combined federal and state tax rate of 40%. See "Change in Tax Status and Related Distributions."
(d) Gives effect to (i) the Share Exchange, (ii) the payment of dividends on the outstanding preferred units of OMNI Geophysical of approximately $180,000 for the 165-day period ended December 31, 1996 and approximately $172,000 for the six months ended June 30, 1997 and (iii) the exercise of options to purchase 118,018 shares of Common Stock granted to employees of the Company outside of the Company's Stock Incentive Plan, as if each had occurred at the beginning of the period. See "The Company."
(e) Gives effect to (i) the Share Exchange, (ii) the acquisition of substantially all of the assets of American Aviation, (iii) the Preferred Unit Repurchase, (iv) the exercise of options to purchase 118,018 shares of Common Stock granted to employees of the Company outside of the Company's Stock Incentive Plan and (v) the Offering and the application of the net proceeds therefrom, as if each had occurred at the beginning of the period. See "The Company."
(f) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA should not be considered as an alternative to net income or any other measure of operating performance determined in accordance with generally accepted accounting principles. EBITDA is widely used by financial analysts as a measure of financial performance. The Company's measurement of EBITDA may not be comparable to similarly titled measures reported by other companies.
(g) The unaudited pro forma as adjusted balance sheet data gives effect to (i) the acquisition of substantially all of the assets of American Aviation,
    (ii) the Share Exchange, (iii) the Preferred Unit Repurchase, (iv) the LLC Distribution and (v) the Offering and the application of the net proceeds therefrom as described herein. See "Use of Proceeds."

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the investment considerations set forth below, as well as the other information contained in this Prospectus. All statements, other than statements of historical fact, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are based on certain assumptions and analyses made by the Company in light of its experiences and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances when such assumptions and analyses were made. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in such forward-looking statements.

DEPENDENCE ON ACTIVITY IN THE OIL AND GAS INDUSTRY

  Demand for the Company's services depends upon the condition of the oil and gas industry and, in particular, the level of capital expenditures by oil and gas companies for seismic data acquisition activities. These activities may be influenced by prevailing oil and gas prices; expectations about future demand and prices; the cost of exploring for, producing and developing oil and gas reserves; the discovery rate of new oil and gas reserves; the availability and cost of permits and consents from landowners to conduct seismic activity; political and economic conditions; governmental regulations; and the availability and cost of capital. Historically, oil and gas prices and the level of exploration and development activity have fluctuated substantially. Any significant decline in worldwide demand for oil and gas or prolonged reduction in oil or gas prices in the future would likely depress exploration and development activity and, thus, demand for seismic data. Any significant reduction in seismic data acquisition activity in the areas where the Company operates would result in a reduction in the demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Demand."

SHORTAGE OF LABOR

  The Company's ability to remain productive and profitable depends on its ability to attract and retain workers. The number of employees of the Company has increased from 262 at January 1, 1996 to approximately 600 at September 30, 1997, and the Company expects that the total number of employees will increase further in order to support the Company's anticipated growth. In addition, the Company has historically experienced a high rate of employee turnover. As a result, management must devote significant time, effort and expense to hire, train and retain qualified workers. The Company believes that there are a large number of trainable workers residing in reasonable proximity to its facilities; however, there can be no assurance that the Company will be successful in recruiting, training and retaining such workers due to a variety of factors, including the potential inability or lack of desire by such workers to either commute to the Company's facilities and job sites or relocate to areas closer to the Company's areas of operation and competition for workers from other industries. While the Company believes that its wage rates are competitive and that its relationship with its workforce is good, a significant increase in the wages paid by other employers could result in a reduction in the Company's workforce, increases in the wage rates paid by the Company, or both. If either of these events occur for any significant period of time, the production and profitability of the Company could be diminished and the growth potential of the Company could be impaired. See "Business-- Employees."

RISKS OF RAPID GROWTH

  The Company has grown rapidly over the last several years through internal growth and acquisitions of companies engaged in activities other than seismic drilling in the Transition Zone, the Company's traditional line of business. Managing the rapid growth experienced by the Company will be important for the Company's future success and will demand increased responsibility for management personnel. Several factors, including the lack of sufficient executive-level personnel, increased administrative burdens and the increased logistical problems of large, expansive operations, could present difficulties to the Company, which if not managed successfully, could have a material adverse effect on the Company's financial condition and results of operations.

ABSENCE OF COMBINED OPERATING HISTORY

  The Company has recently completed acquisitions of several companies whose operations differ somewhat from the Company's traditional Transition Zone seismic drilling operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Recent Acquisitions." These entities were operated separately prior to their acquisition by the Company, and the Company has not fully integrated the operations of these acquired companies with its own. No assurance can be given that the Company will be successful in managing and incorporating these businesses into its existing operations or that the Company will not experience difficulties or unanticipated expenses as it seeks to integrate their operations. The Company's failure to successfully incorporate the acquired businesses into its existing operations, or the occurrence of unexpected costs or liabilities as a result of these acquisitions, could have a material adverse effect on the Company. Neither the historical nor the pro forma financial information included herein is necessarily indicative of the results that would have been achieved had the Company been operated on a fully integrated basis or the results that may be realized in the future.

RISKS OF ACQUISITION STRATEGY

  Future acquisitions are a key element of the Company's growth and expansion strategy. The Company intends to use a portion of the net proceeds of the Offering to pursue acquisitions of other companies with operations related or complementary to its current operations. See "Use of Proceeds." There can be no assurance that the Company will be able to identify and acquire acceptable acquisition candidates on terms favorable to the Company. There also can be no assurance that the Company will successfully integrate the operations and assets of any acquired business with its own or that the Company's management will be able to effectively manage the increased size of the Company or operate a new line of business. Any inability on the part of the Company to integrate and manage acquired businesses could have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

  The Company's business is dependent on a relatively small number of geophysical companies and those oil and gas companies operating in the Transition Zone. A large portion of the Company's revenue has historically been generated from contracts with a few geophysical companies. The Company's four largest customers, each of which individually accounted for more than 10% of revenue in a given year, collectively accounted for 88%, 88% and 70% of revenue for 1994, 1995 and 1996, respectively. Therefore, the Company is dependent upon the maintenance of strong working relationships with these geophysical companies as well as oil and gas companies, which in many cases participate in determining which drilling, survey or aviation company will be used on their respective seismic projects. The loss of any significant customer for any reason could result in a substantial loss of revenue and have a material adverse effect on the Company's operating performance. See "Business--Customers; Marketing; Contracting."

BACKLOG

  The Company's backlog represents those projects for which a customer has accepted the Company's bid and has scheduled a start date for the project. Projects currently included in the Company's backlog are subject to termination without penalty at the option of the customer, which could substantially reduce the amount of backlog currently reported. Termination of a number of large projects in the Company's existing backlog could have a material adverse effect on the Company's revenue, net income and cash flow for 1998. As of August 31, 1997, 70% of the Company's backlog was attributable to 22 projects for two customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General-- Backlog" and "Business--Backlog."

SEASONALITY AND WEATHER RISKS

  The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Since the Company's activities take place outdoors, the average number of hours worked per day, and therefore the number of holes drilled or surveyed per day, generally is less in winter months than in summer months, due to an increase in rainy, foggy and cold conditions and a decrease in daylight hours. Furthermore, demand for seismic data acquisition activity by oil and gas companies in the first quarter is generally lower than at other times of the year. As a result, the Company's revenue and gross profit during the first quarter of each year are typically low as compared to the other quarters. Operations may also be affected by rainy weather, lightning, hurricanes and other storms prevalent along the Gulf Coast throughout the year and by seasonal climatic conditions in the Rocky Mountain area. In addition, prolonged periods of dry weather result in slower drill rates in marsh and swamp areas as water in the quantities needed to drill is more difficult to obtain and equipment movement is impeded. Adverse weather conditions and dry weather could increase maintenance costs for the Company's equipment and decrease the number of vehicles available for operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Seasonality and Weather" and "Business--Seasonality and Weather Risks."

OPERATING RISKS

  The Company's operations are conducted under hazardous conditions in difficult terrain that is not easily accessible. Accordingly, its operations are subject to risks of injury to or death of personnel and loss of equipment. The Company's aviation division is subject to numerous hazards inherent in the operation of helicopters and airplanes, such as adverse weather conditions, crashes, collisions and fires, all of which may result in injury to or death of personnel or losses of equipment and revenues. The Company maintains hull and liability insurance which generally insures the Company against certain legal liabilities to others, as well as to damage to its equipment and aircraft. The Company also maintains general liability insurance policies that protect it against liabilities that may be incurred in the ordinary course of its business. There can be no assurance, however, that the Company's insurance coverage will be adequate to cover any future losses that may occur, that the Company will be able to maintain its existing coverages or that the premiums therefor will not increase substantially. The Company does not carry business interruption insurance for any of its operations. See "Business--Insurance."

COMPETITION

  The Company currently competes with several other providers of seismic drilling, survey and aviation support services. Because of the size of its fleet of specialized transportation and seismic drilling equipment, the Company occupies a market leadership position in the seismic drilling market in the Transition Zone. However, there are few barriers to entry in the seismic drilling market, and an increase in competition in the market could arise from new ventures, expanded operations of existing competitors, an increase in seismic drilling by geophysical companies or otherwise. Increased competition in the seismic drilling market in the Transition Zone could have a material adverse effect on the Company's revenue, gross profit and net income.

TECHNICAL EVOLUTION

  The market for seismic data is characterized by continual technological developments that have resulted in, and likely will continue to result in, substantial improvements in the methods of obtaining seismic information and the scope and quality of seismic information. Whether the Company can continue to develop equipment and provide seismic services to meet evolving industry standards and practice, and achieve levels of capability and price that are acceptable to its customers, will be significant factors in determining the Company's ability to compete. There also can be no assurance that the geophysical industry will not develop new methods of seismic data acquisition that do not require the same seismic drilling and support services currently offered by the Company. If the Company is unable, for technological or other reasons, to continue to develop competitive equipment and services in response to changes in the seismic drilling and support services market, its results of operations and financial condition could be materially adversely affected.

RISKS OF INTERNATIONAL EXPANSION

  To the extent the Company's future operations involve international expansion, those operations would be subject to a number of risks inherent in business operations in foreign countries, including political, social and economic instability, potential seizure or nationalization of assets, currency restrictions and exchange rate fluctuations, nullification, modification or renegotiation of contracts, import-export quotas and other forms of public and governmental regulation, all of which would be beyond the control of the Company. Additionally, the ability of the Company to compete in international markets may be adversely affected by import duties and fees, foreign taxes, foreign governmental regulations that favor or require the awarding of contracts to local contractors or regulations requiring foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.

REGULATORY AND ENVIRONMENTAL MATTERS

  The Company's operations and properties are subject to and affected by various types of governmental regulation, including laws and regulations governing the entry into and restoration of wetlands, the handling of explosives, the operation of commercial aircraft and numerous other federal, state and local laws and regulations. In addition, the Company's operations require current licenses from various state, local and federal agencies, including the Federal Aviation Administration ("FAA") and the Bureau of Alcohol, Tobacco and Firearms of the U.S. Department of Justice ("ATF"). Violations of various statutory and regulatory programs that apply to the Company's operations can result in civil penalties, remediation expenses, monetary damages, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. To date the Company's cost of complying with such laws and regulations has not been material, but because such laws and regulations are changed frequently, it is not possible for the Company to accurately predict the cost or impact of such laws and regulations on its future operations. In addition, the loss by the Company of any of the licenses required for its operations for any reason could have a material adverse effect on the Company's operations.

  The Company depends on the demand for its services from the oil and gas industry and is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in the Company's areas of operations for economic, environmental or other policy reasons would adversely affect the Company's operations by limiting demand for its services. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations. See "Business--Governmental Regulation."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends on, among other things, the continued active participation of David A. Jeansonne, Chairman of the Board and Chief Executive Officer, Roger E. Thomas, President, and certain of the Company's other officers and key operating personnel. The loss of the services of any one of these persons could have a material adverse effect on the Company. The Company has entered into employment agreements with each of its executive officers, including Messrs. Jeansonne (through June 2003) and Thomas (through July
1999), and has purchased "key-man" life insurance with respect to Mr. Jeansonne. See "Management."

SUBSTANTIAL CONTROL BY EXISTING SHAREHOLDER

  Upon completion of the Offering, Advantage Capital Corporation, together with certain of its affiliates (collectively, "Advantage Capital"), will beneficially own approximately 50.2% (48.6% if the over-allotment option is exercised in full) of the issued and outstanding shares of Common Stock. In addition, two members of the Company's Board of Directors are affiliates of Advantage Capital. The stock ownership and current board representation of Advantage Capital gives it the ability to control the election of the Company's directors and other corporate matters requiring shareholder approval and exert significant influence over the business and affairs of the Company. This may have the effect of delaying or preventing a change in control of the Company. The interests of Advantage Capital may not always be the same as the interests of the Company's other shareholders. See "Principal Shareholders."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 15,500,000 shares of Common Stock (excluding 1,090,018 shares issuable upon the exercise of outstanding options). All of the 3,500,000 shares of Common Stock offered hereby will be eligible for sale in the public market without restriction upon completion of the Offering. All of the remaining outstanding shares of Common Stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Company, Advantage Capital and each of the Company's directors and executive officers have agreed not to offer, sell or otherwise dispose of any shares of Common Stock in the public market for 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. See "Underwriting." In addition, none of the 12,000,000 shares of Common Stock held by existing shareholders will be eligible for resale pursuant to Rule 144 until one year from the date of the Share Exchange. Although the Company cannot predict the timing or amount of future sales of Common Stock or the effect that the availability of such shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of Common Stock in the public market following this Offering, including sales in connection with a registered offering of Common Stock, could adversely affect the market price of the Common Stock. See "Principal Shareholders" and "Shares Eligible for Future Sale."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF MARKET PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although application has been made to list the Common Stock offered hereby on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Underwriters. For the factors considered in such negotiations, see "Underwriting." There can be no assurance that future market prices at which the Common Stock will sell in the public market after the Offering will not be lower than the initial public offering price. Following the Offering, the market price of the Common Stock may fluctuate depending on various factors, including the general economy, stock market conditions, general trends in the seismic business, fluctuations in oil and gas prices, announcements by the Company or its competitors and variations in the Company's quarterly and annual operating results.

DILUTION

  Purchasers of the Common Stock offered hereby will incur immediate dilution of $10.94 per share in the pro forma net tangible book value of their investment (assuming an initial public offering price of $14.00 per share). See "Dilution."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION, BY-LAWS AND LOUISIANA BUSINESS CORPORATION LAW

  Certain provisions of the Company's Articles of Incorporation and By-laws and of the Louisiana Business Corporation Law may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors. Such provisions may therefore deprive the shareholders of opportunities to sell shares of Common Stock at a premium to then prevailing market prices in connection with a takeover attempt. See "Description of Capital Stock--Certain Charter and By-law Provisions."

LIMITATIONS ON FOREIGN OWNERSHIP OF COMPANY STOCK

  Under the Federal Aviation Administration Authorization Act of 1994, as amended (the "Federal Aviation Act"), it is unlawful to operate certain commercial aircraft for hire within the United States unless such aircraft are registered with the FAA and the operator of such aircraft has been issued an operating certificate by the FAA. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft is owned or controlled by one or more citizens of the United States, and an operating certificate may be granted only to a citizen of the United States. For purposes of these requirements, a corporation is deemed to be a citizen of the United States only if, among other things, at least 75% of the voting interest therein is owned or controlled by United States citizens. To assure the Company's continued ability to operate commercial aircraft in the United States, the Company's Articles of Incorporation contain provisions designed to assure that not more than 24% of the outstanding shares of Common Stock are owned by persons who are not U.S. citizens. The Articles of Incorporation provide that any transfer or purported transfer of shares of Common Stock that would result in the ownership by persons who are not U.S. citizens of more than 24% of the then outstanding shares of Common Stock would not become effective against the Company, and the Company would have the power to deny voting and dividend rights with respect to such shares. See "Business-- Governmental Regulation--Aviation" and "Description of Capital Stock-- Limitation on Foreign Ownership of Company Stock."

DIVIDENDS

  The Company currently intends to retain earnings, if any, to meet its working capital requirements and to finance the future operation and growth of the Company's business and, therefore, does not plan to declare or pay cash dividends to holders of its Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

  The Company was originally founded in 1987 by its Chairman and Chief Executive Officer, David A. Jeansonne, as OMNI Drilling Corporation ("OMNI Drilling"), to provide drilling services to the geophysical industry. In 1995, Mr. Jeansonne and R. Patrick Morris, the Company's Vice President and General Manager of the Aviation Division, formed American Aviation to provide long-line helicopter services to the geophysical industry.

  In July 1996, OMNI Geophysical was formed to facilitate the OGC Acquisition, pursuant to which OMNI Geophysical acquired substantially all of the assets of OGC, the successor to the business of OMNI Drilling. In July 1997, OMNI Geophysical also acquired substantially all of the assets of American Aviation.

  The Company was formed on September 11, 1997, solely to facilitate the Offering. Immediately prior to the Offering, the holders of the common units of OMNI Geophysical will effect the Share Exchange, pursuant to which such holders will exchange all of the 113,476 outstanding common units in OMNI Geophysical for 12,000,000 shares of Common Stock and the holders of outstanding options to purchase common units of OMNI Geophysical will receive options to purchase a corresponding number of shares of Common Stock. Prior to the Share Exchange, OMNI Geophysical will effect the Preferred Unit Repurchase pursuant to which it will repurchase all of its outstanding preferred units for $5.0 million. See "Certain Transactions."

  The Company's principal executive offices are located at 4484 NE Evangeline Thruway, Carencro, Louisiana, 70520, its mailing address is P.O. Box 3761, Lafayette, Louisiana 70502 and its telephone number is (318) 896-6664.

                CHANGE IN TAX STATUS AND RELATED DISTRIBUTIONS

  Since its inception, OMNI Geophysical has been treated as a partnership for federal and state income tax purposes. As a limited liability company, OMNI Geophysical is not subject to income tax at the entity level and its income is reportable by its members on their personal income tax returns, whether or not earnings and profits are distributed to its members. As a result, the members of OMNI Geophysical have paid or will incur federal and state income tax liabilities on all earnings of OMNI Geophysical through the date of the Share Exchange. Following the Share Exchange, the operations of OMNI Geophysical will be conducted by the Company, and its earnings will be subject to corporate level taxation.

  Prior to the Share Exchange, all of the undistributed earnings of OMNI Geophysical through the date of the Share Exchange will be distributed to the members of OMNI Geophysical in the LLC Distribution. At June 30, 1997, OMNI Geophysical's undistributed earnings totaled approximately $3.7 million. Management estimates that the Company will have additional undistributed
earnings of approximately $      million, for an aggregate of $      million,
at the time of the Share Exchange (assuming the Share Exchange is consummated
on          , 1997). Purchasers of Common Stock in the Offering will not receive any portion of the LLC Distribution.

  The LLC Distribution will be funded with the proceeds of a $10.0 million term loan from Hibernia National Bank bearing interest at the London Interbank Offered Rate ("LIBOR") plus 1.0% which will be secured by the cash distributed in the LLC Distribution. Following completion of the Offering, amounts outstanding under this loan are expected to be repaid with the proceeds of a new term loan or revolving credit facility to be entered into by the Company upon completion of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

  OGC historically made cash distributions to its shareholders in order to provide such shareholders with a cash return and to fund federal and state income tax liabilities payable by such shareholders that resulted from OGC's status as an S corporation. OGC distributed $765,250 and $881,200, respectively, in the year ended December 31, 1995 and the 201-day period ended July 19, 1996. OMNI Geophysical made distributions to its members totaling $18,810 during the 165-day period ended December 31, 1996 and $572,858 since January 1, 1997 in order to fund federal and state tax liabilities payable by its members. See "Certain Transactions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $44.9 million, assuming an initial public offering price of $14.00 per share ($51.8 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $33.4 million of the net proceeds to repay the following indebtedness (including prepayment penalties and accrued interest thereon):

                                                          ESTIMATED
                                                          PRINCIPAL    INTEREST
                                                        OUTSTANDING ON  RATE AT
                                                        SEPTEMBER 30,  SEPTEMBER
                    NAME OF LENDER                           1997      30, 1997
                    --------------                      -------------- ---------
U. S. Bancorp Leasing and Financial(a).................  $ 4,669,439      8.6%
First National Bank of Lafayette(b)....................      518,459      8.5%
The CIT Group/Equipment Financing, Inc.(c).............    6,361,437      9.4%
Transamerica Insurance Finance Corporation(d)..........      463,329      7.9%
Hibernia National Bank (Vehicle Financing)(e)..........      864,809      9.0%
Hibernia National Bank (Revolving Line of Credit)(f)...    7,495,000      9.0%
Hibernia National Bank (Construction/Term Loan)(g).....    2,600,000       --
Hibernia National Bank (American Aviation)(h)..........    6,630,208      9.0%
OMNI Geophysical Corporation(i)........................    1,833,355      8.5%
American Aviation Incorporated(j)......................    1,000,000      8.5%
Transamerica Insurance Finance Corporation(k)..........      340,195      8.0%
                                                         -----------
  Total................................................  $32,776,231
                                                         ===========

--------
(a) Bears interest at the London Interbank Offered Rate ("LIBOR") plus 3.0%. Consists of five notes that mature on December 1, 2001, February 1, 2002, March 1, 2002, May 1, 2002 and August 1, 2002, respectively. Proceeds from these loans were used to purchase, and the notes are collateralized by, various seismic drilling and support equipment. The Company will incur a prepayment penalty of 2.0% of the outstanding balance at the time it repays the indebtedness (approximately $93,000).
(b) Matures on January 3, 2000. Proceeds from this loan were used to consolidate financing incurred to purchase 43 trucks, which serve as collateral for the loan.
(c) Of the principal outstanding, $5,361,437 bears interest at LIBOR plus 3.75% (the "Variable Rate") and matures on July 19, 2001. Prior to August 19, 1998, the Company can elect to pay interest on this portion of the loan at a fixed rate equal to the interest rate on U.S. Treasury securities of a comparable maturity to the loan at the time of election plus 4.25% (the "Fixed Rate"). The Company will incur a prepayment penalty of up to 5% (up to $268,072) of the amount of indebtedness prepaid, depending on the date of prepayment. The proceeds of this portion of the loan were used to finance the OGC Acquisition, and the assets acquired serve as collateral for the loan.
  The loan agreement was amended on September 19, 1997 to provide an additional commitment of an aggregate of up to $4,000,000 or 90% of the cost of the collateral securing amounts advanced under this amendment. Amounts advanced under this amendment bear interest at LIBOR plus 3.0%. The Company will incur a prepayment penalty of 2.0% of the outstanding balance at the time it repays the indebtedness. Amounts advanced pursuant to this amendment are collateralized by various seismic drilling and support equipment.
(d) Matures on April 1, 2000. Proceeds of this loan were used to finance three years of the Company's insurance premiums.
(e) Consists of 22 separate motor vehicle loans incurred to purchase 34 trucks, which serve as collateral for the loans. The loans range in maturity from September 17, 1999 to September 17, 2000 and bear interest at 9.0% except for one loan of $18,933 which bears interest at 8.5%.

(f) Bears interest at the lesser of the prime rate as quoted from time to time by Citibank, N.A. New York ("Citibank Prime") plus 0.5% or LIBOR plus 3.5% and matures on August 1, 1998. The revolving line of credit provides up to $8.0 million (subject to a borrowing base limitation of 80% of eligible trade receivables) that can be used for general working capital requirements and the issuance of letters of credit. The loan is secured by the Company's accounts receivable, general intangibles and its Carencro facilities. In addition, the Company has granted Hibernia National Bank a mortgage on the 34 acres of land it owns adjacent to its Carencro facility. This mortgage also secures the loans described in notes (g) and
    (h).
(g) Bears interest at the lesser of Citibank Prime plus 0.75% or LIBOR plus 3.75% and matures five years after conversion to a term loan upon completion of construction. As of September 30, 1997, the Company had not borrowed under this loan but expects to borrow the entire $2.6 million prior to the completion of the Offering. Proceeds will be used to finance a portion of the construction of the Company's new administrative and fabrication and maintenance buildings, which collateralize the loan.
(h) Bears interest at the lesser of Citibank Prime plus 0.5% or LIBOR plus 3.0% and matures on August 6, 2002. Proceeds of this loan were used to fund a portion of the purchase price for substantially all of the assets of American Aviation. The loan is collateralized by the assets of the Company's aviation division. The Company will incur a prepayment penalty of 1.0% of the prepayment amount (approximately $67,000).
(i) Matures on June 30, 2001. This promissory note was issued to OGC as part of the consideration for the OGC Acquisition. See "Certain Transactions."
(j) Payable on demand. This promissory note was issued in connection with the acquisition of substantially all of the assets of American Aviation.
(k) Matures on July 1, 1998. Proceeds were used to finance one year of premiums for seven of the Company's insurance policies.

  The Company will use the remainder of the estimated net proceeds (approximately $11.5 million) for general corporate purposes, including acquisitions, capital expenditures and working capital. Pending application of the net proceeds, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  After the Offering, the Company intends to retain earnings, if any, to meet its working capital requirements and to finance the future operations and growth of its business and, therefore, does not plan to declare or pay cash dividends to holders of its Common Stock in the foreseeable future. In addition, the ability of the Company to make distributions to its shareholders will be restricted by its credit agreements. See "Risk Factors--Dividends."

                                   DILUTION

  Dilution is the difference between the initial public offering price per share of the Common Stock offered hereby and the pro forma tangible book value per share value of the Common Stock after giving effect to the Offering. Pro forma net tangible book value per share of Common Stock represents the amount of the Company's tangible net worth (total tangible assets less total liabilities) divided by the total number of shares of Common Stock outstanding. After giving effect to the Share Exchange and the LLC Distribution, the pro forma net tangible book value of the Company at July 31, 1997 would have been $2.6 million, or $0.21 per share of Common Stock. After giving effect to the Offering (assuming an initial public offering price of $14.00 per share and deducting the underwriting discounts and commissions and offering expenses estimated to be $4.1 million), the pro forma net tangible book value of the Company at July 31, 1997 would have been approximately $47.5 million or $3.06 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.85 per share of Common Stock to current holders of Common Stock and an immediate dilution of approximately $10.94 per share to the new investors purchasing shares in the Offering.

  The following table illustrates this per share dilution to new investors:

      Assumed initial public offering price per share.............        $14.00
        Pro forma net tangible book value per share as of July 31,
         1997.....................................................  $0.21
        Increase attributable to new investors....................   2.85
                                                                    -----
      Adjusted pro forma net tangible book value per share after
       the Offering...............................................          3.06
                                                                          ------
      Dilution per share to new investors.........................        $10.94
                                                                          ======

  The following table summarizes, on a pro forma as adjusted basis, at July 31, 1997, the number of shares of Common Stock to be issued by the Company in connection with the Share Exchange and the Offering, the total consideration received by the Company and the average price per share of Common Stock paid by existing shareholders and by investors in the Offering (assuming an initial public offering price of $14.00 per share) before deducting the underwriting discounts and commissions and estimated offering expenses.

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
Existing shareholders...... 12,000,000    77%  $ 2,551,000     5%     $ 0.21
New investors..............  3,500,000    23%   49,000,000    95%     $14.00
                            ----------   ---   -----------  ----
  Total.................... 15,500,000   100%  $51,551,000  $100%
                            ==========   ===   ===========  ====

                                CAPITALIZATION

  The following table sets forth the capitalization of OMNI Geophysical as of June 30, 1997, (i) on an actual basis, (ii) on a pro forma basis giving effect to the Share Exchange, the LLC Distribution, the Preferred Unit Repurchase and the acquisition of substantially all of the assets of American Aviation and
(iii) on a pro forma basis as adjusted to reflect the sale by the Company of 3,500,000 of the shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share and the application of the estimated net proceeds thereof as described in "Use of Proceeds." The table set forth below should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus.

                                                        AS OF JUNE 30, 1997
                                                    ---------------------------
                                                                     PRO FORMA
                                                              PRO       AS
                                                    ACTUAL   FORMA  ADJUSTED(A)
                                                    ------- ------- -----------
                                                          (IN THOUSANDS)
Current maturities of long-term debt............... $ 2,985 $ 3,622   $    --
                                                    ======= =======   =======
Long-term debt (less current maturities) and
 revolving line of credit.......................... $15,908 $31,633   $ 8,904
                                                    ------- -------   -------
Equity:
  Preferred units, par value $1,000 per unit; 5,000
   units issued and outstanding (actual), no units
   issued and outstanding (pro forma and pro forma
   as adjusted)....................................   5,000      --        --
  Common units, par value $0.01 per unit; 103,263
   units issued and outstanding (actual); no units
   issued and outstanding (pro forma and pro forma
   as adjusted)....................................       1      --        --
  Preferred stock, par value $0.01 per share;
   5,000,000 shares authorized; no shares issued
   and outstanding.................................      --      --        --
  Common stock, par value $0.01 per share;
   45,000,000 shares authorized; 1,000 shares
   issued and outstanding (actual); 12,000,000
   shares issued and outstanding (pro forma);
   15,500,000 shares issued and outstanding (pro
   forma as adjusted)(b)...........................      --     120       155
  Additional paid-in capital.......................      78   2,431    47,326
  Retained earnings................................   3,652      --        --
                                                    ------- -------   -------
    Total equity...................................   8,731   2,551    47,481
                                                    ------- -------   -------
Total capitalization............................... $24,639 $34,184   $56,385
                                                    ======= =======   =======

--------
(a) Adjusted to reflect the Offering and the application of the net proceeds therefrom to reduce indebtedness by approximately $26.4 million as of June 30, 1997. However, as of September 30, 1997, the Company's total long-term obligations, which are to be repaid with a portion of the net proceeds of the Offering, are expected to be $32.7 million.
(b) Does not include (i) 1,090,018 shares issuable upon exercise of outstanding options or options that will be granted in connection with the Offering and (ii) 528,000 shares reserved for issuance under the Company's Stock Incentive Plan. See "Management--Stock Incentive Plan."

                     SELECTED FINANCIAL AND OPERATING DATA

  The selected financial data as of December 31, 1992 and 1993 and for the years ended December 31, 1992 and 1993 are derived from the unaudited financial statements of OGC, substantially all of the assets of which were acquired by OMNI Geophysical on July 19, 1996. The selected financial data for the years ended December 31, 1994 and 1995 and the 201-day period ended July 19, 1996 are derived from the audited financial statements of OGC. The selected financial data as of December 31, 1996 and the 165-day period ended December 31, 1996 are derived from the audited financial statements of OMNI Geophysical. The selected financial data as of and for the six months ended June 30, 1997 are derived from the unaudited financial statements of OMNI Geophysical for such periods and the selected financial data for the six months ended June 30, 1996 are derived from the unaudited statements of OGC for such period. In the opinion of management, the unaudited financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for these periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                           PREDECESSOR                       SUCCESSOR   PREDECESSOR  SUCCESSOR
                         -------------------------------------------------  ------------ ----------- -----------
                                                                  201-DAY
                                                                   PERIOD     165-DAY    SIX MONTHS  SIX MONTHS
                                YEAR ENDED DECEMBER 31,            ENDED    PERIOD ENDED    ENDED       ENDED
                         ---------------------------------------  JULY 19,  DECEMBER 31,  JUNE 30,    JUNE 30,
                            1992        1993      1994    1995      1996        1996        1996        1997
                         ----------- ----------- ------  -------  --------  ------------ ----------- -----------
                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                         (UNAUDITED) (UNAUDITED)                                         (UNAUDITED) (UNAUDITED)
INCOME STATEMENT DATA:
 Operating revenue......   $3,632      $3,972    $7,268  $12,690  $10,017    $   10,942    $8,820    $   17,035
 Operating expenses(a)..    2,052       2,544     5,025    8,704    6,814         8,114     5,978        12,305
                           ------      ------    ------  -------  -------    ----------    ------    ----------
 Gross profit...........    1,580       1,428     2,243    3,986    3,203         2,828     2,842         4,730
 General and
  administrative
  expenses..............      892         756     1,079    1,791      789         1,050       711         1,472
                           ------      ------    ------  -------  -------    ----------    ------    ----------
 Operating income.......      688         672     1,164    2,195    2,414         1,778     2,131         3,258
 Interest expense.......       36          56        97      148      151           437       121           622
 Other expense (income),
  net...................       --          --        (8)       7       (6)          (20)       (5)            5
                           ------      ------    ------  -------  -------    ----------    ------    ----------
 Net income.............   $  652      $  616    $1,075  $ 2,040  $ 2,269    $    1,361    $2,015    $    2,631
                           ======      ======    ======  =======  =======    ==========    ======    ==========
UNAUDITED PRO FORMA
 DATA:
 Net income as reported
  above.................   $  652      $  616    $1,075  $ 2,040  $ 2,269    $    1,361    $2,015    $    2,631
 Pro forma provision for
  income taxes(b).......      261         246       430      816      908           544       806         1,052
                           ------      ------    ------  -------  -------    ----------    ------    ----------
 Pro forma net income...   $  391      $  370    $  645  $ 1,224  $ 1,361    $      817    $1,209    $    1,579
                           ======      ======    ======  =======  =======    ==========    ======    ==========
 Pro forma net income
  per common share(c)...                                                     $     0.06              $     0.13
                                                                             ==========              ==========
 Pro forma weighted
  average common
  shares(c).............                                                     10,807,210              10,885,499
STATEMENT OF CASH FLOW
 DATA:
 Cash provided by (used
  in) operating
  activities............   $  577      $  463    $  806  $ 1,781  $ 1,456    $      606    $  803    $    1,076
 Cash provided by (used
  in) investing
  activities............     (850)       (236)     (830)  (1,106)  (1,435)      (12,479)     (942)       (5,719)
 Cash provided by (used
  in) financing
  activities............      343        (250)      135     (557)    (247)       11,912        65         6,576
OTHER FINANCIAL DATA:
 Depreciation and
  amortization(a).......   $   92      $  151    $  228  $   372  $   275    $      697    $  229    $      880
 EBITDA(d)..............      780         823     1,392    2,567    2,689         2,475     2,360         4,138

                                     AS OF DECEMBER 31,                 AS OF
                         -------------------------------------------  JUNE 30,
                            1992        1993     1994  1995  1996(E)    1997
                         ----------- ----------- ----- ----- ------- -----------
                                             (IN THOUSANDS)
                         (UNAUDITED) (UNAUDITED)                     (UNAUDITED)
BALANCE SHEET DATA:
 Working capital........    $ 473       $ 755    $ 496 $ 997 $1,600    $5,297
 Property, plant and
  equipment, net........      797         882    1,492 2,174 13,780    18,644
 Total assets...........    1,491       2,134    4,044 5,429 20,386    31,866
 Long-term debt, less
  current maturities....      625         510      434   341 10,575    15,908
 Shareholders' equity...      660       1,142    1,588 2,863  5,343     8,731

--------
(a) The step-up to fair value of the assets acquired in the OGC Acquisition resulted in increased depreciation reported by OMNI Geophysical, which is included in operating expenses. In order to finance the OGC Acquisition, OMNI Geophysical incurred additional indebtedness, which resulted in additional interest expenses being reported.
(b) Each of OGC and OMNI Geophysical is or was an S corporation or a limited liability company exempt from income tax at the entity level, and thus the historical financial statements show no provision for income taxes. The Company, however, is a corporation that will pay income taxes at the corporate level. This pro forma adjustment reflects a provision for income taxes on the Company's net income at a combined federal and state tax rate of 40%. See "Change in Tax Status and Related Distributions."
(c) Gives effect to (i) the Share Exchange, (ii) the payment of dividends on the outstanding preferred units of OMNI Geophysical of approximately $180,000 for the 165-day period ended December 31, 1996 and $172,000 for the six months ended June 30, 1997, and (iii) the exercise of options to purchase 118,018 shares of Common Stock granted to employees of the Company outside of the Company's Stock Incentive Plan, as if each had occurred as of the beginning of the period. See "The Company."
(d) The Company calculates EBITDA (earnings before interest expense, income taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA should not be considered as an alternative to net income or any other measure of operating performance determined in accordance with general accounting principles. EBITDA is widely used by financial analysts as a measure of financial performance. The Company's measurement of EBITDA may not be comparable to similarly titled measures reported by other companies.
(e) Includes the stepped-up fair value of the assets and liabilities purchased in the OGC Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the historical consolidated financial statements, the pro forma consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The following information contains certain forward-looking statements, which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements.

GENERAL

  Demand. Demand for the Company's services is principally affected by conditions affecting geophysical companies engaged in the acquisition of 3-D seismic data. The level of activity among geophysical companies is primarily affected by the level of capital expenditures by oil and gas companies for seismic data acquisition activities. A number of factors influence the decision of oil and gas companies to pursue the acquisition of seismic data, including (i) prevailing and expected oil and gas demand and prices; (ii) the cost of exploring for, producing and developing oil and gas reserves; (iii) the discovery rate of new oil and gas reserves; (iv) the availability and cost of permits and consents from landowners to conduct seismic activity; (v) local and international political and economic conditions; (vi) governmental regulations; and (vii) the availability and cost of capital. The ability to finance the acquisition of seismic data in the absence of oil and gas companies' interest in obtaining the information is also a factor as some geophysical companies will acquire seismic data on a speculative basis. Onshore 3-D seismic data acquisition activity has substantially increased over the past few years; however, any significant reduction in seismic exploration activity in the areas where the Company operates would result in a reduction in the demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations. See "Risk Factors--Dependence on Activity in the Oil and Gas Industry."

  Within the last decade, improvements in drilling and production techniques and the acceptance of 3-D imaging as an exploration tool have resulted in significantly increased seismic activity throughout the Transition Zone. Due to this increased demand, the Company has significantly increased its capacity as measured by drilling units, support equipment and employees. The additional capacity and related increase in work force have led to significant increases in the Company's revenue and generally commensurate increases in operating expenses and selling, general and administrative expenses. Management expects these expenses to continue to increase as a direct correlation to anticipated increases in seismic activity.

  Backlog. Most of the Company's seismic drilling projects are awarded pursuant to a competitive bidding process. Once the Company's bid on a particular project has been accepted and a start date for the project has been scheduled, the Company will include the project in its backlog. As of August 31, 1997, the Company's backlog was $61.2 million, compared to $29.6 million at August 31, 1996. Projects currently included in the Company's backlog are subject to termination without penalty at the option of the customer, which could substantially reduce the amount of backlog currently reported and the revenue generated from the backlog. Historically, the Company has not experienced a large volume of project terminations, and those projects that have been terminated have typically been replaced by unscheduled projects. Nevertheless, termination of a number of large projects in the Company's existing backlog could have a material adverse effect on the Company's revenue, net income and cash flow. See "Risk Factors--Backlog" and "Business-- Backlog."

  Revenue Recognition. The Company recognizes revenue as services are rendered. Revenue from the Company's drilling operations is recognized on a per hole basis. Once the Company has drilled and loaded a source point, revenue from the drilling of such source point is recognized. Similarly, revenue is recognized from the Company's seismic survey operations when the source or receiving point is marked by one of the Company's survey crews. The Company's aircraft, which are generally chartered for a guaranteed minimum number of hours per day, generate revenue pursuant to a fixed hourly rate. It is the general policy of the Company to invoice its customers twice a month.

  Seasonality and Weather. The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Since the Company's activities take place outdoors, the average number of hours worked per day, and therefore the number of holes drilled or surveyed per day, is generally less in the winter months than in summer months. Furthermore, demand for seismic data acquisition activity by oil and gas companies in the first quarter is generally lower than at other times of the year. In addition, the Company's operations in the Rocky Mountain area are subject to the seasonal climatic conditions of that area. As a result, the Company's revenue and gross profit during the first quarter of each year are typically less as compared to the other quarters.

  Recent Acquisitions. In 1997, the Company completed several acquisitions which have expanded both the scope and size of its seismic support operations. The following table sets forth information with respect to these acquisitions:

                          EFFECTIVE DATE OF    SEISMIC SUPPORT
NAME OF ACQUIRED COMPANY     ACQUISITION          SERVICES               PURCHASE PRICE
------------------------  ----------------- ---------------------        --------------
Delta Surveys, Inc.        March 21, 1997          Survey         $180,000 in cash; $120,000
 (asset acquisition)                                              promissory note
American Aviation           July 1, 1997     Helicopter Support   10,213 common units in OMNI
 Incorporated                                                     Geophysical(1); $500,000 in
 (asset acquisition)                                              cash; $1.0 million in
                                                                  subordinated debt; and
                                                                  assumption of $6.7 million
                                                                  of debt.
Leonard J. Chauvin, Jr.,    July 1, 1997           Survey         $900,000 in cash(2)
 Inc.
 (stock acquisition)
O.T.H. Exploration        September 1, 1997 Seismic Rock Drilling $600,000 in cash
 Services, Inc.
 (asset acquisition)

--------
(1) The 10,213 common units will be converted into 1,080,017 shares of Common Stock in the Share Exchange.
(2) Includes $100,000 payable upon attainment of certain performance goals.

  Pending Acquisition. On September 10, 1997, the Company entered into a non-binding letter of intent to acquire American Helicopter for $750,000 in cash and $2.75 million in Common Stock. American Helicopter engages in seismic drilling services in the Rocky Mountain area and in the fabrication, export and servicing of heli-portable and other seismic drilling units. The acquisition of American Helicopter is anticipated to occur on or before January 31, 1998. There can be no assurance that a binding contract relating to this acquisition will be executed or that this acquisition will be consummated.

RESULTS OF OPERATIONS

  The following discussion provides information related to the results of operations of OMNI Geophysical. OMNI Geophysical acquired substantially all of the assets and liabilities of OGC in the OGC Acquisition on July 19, 1996. The OGC Acquisition was accounted for as a purchase with the assets acquired and liabilities assumed recorded at their estimated fair value. As a result of borrowings incurred to finance the OGC Acquisition and the write up of the fixed assets purchased from OGC to their fair value at the time of the OGC Acquisition, the Company has experienced higher interest, depreciation and amortization expense since July 19, 1996. The historical results of operations discussed below analyze the results of operations of OGC for the periods prior to July 19, 1996 and the results of operations of OMNI Geophysical for the periods after July 19, 1996. Because the effect of the OGC Acquisition is to reduce the comparability of results of operations before and after July 19, 1996 for the reasons discussed above, and because the historical comparisons presented below include periods that are not comparable due to different lengths and the effect of seasonality, management is also presenting a pro forma comparison of results of operations for the years ended December 31, 1995 and December 31, 1996 as if the OGC Acquisition had occurred on January 1, 1995. These pro forma results do not include the results of operations of any of the Company's recent or pending acquisitions.

 Pro Forma Year Ended December 31, 1996 Compared to Pro Forma Year Ended December 31, 1995

                                                              PRO FORMA
                                                      --------------------------
                                                       YEAR ENDED    YEAR ENDED
                                                      DECEMBER 31,  DECEMBER 31,
                                                          1995          1996
                                                      ------------  ------------
                                                      (UNAUDITED)   (UNAUDITED)
      Operating revenues............................. $12,689,772   $20,959,110
      Operating expenses.............................   8,777,691    15,163,489
                                                      -----------   -----------
      Gross profit...................................   3,912,081     5,795,621
      General and administrative expenses............   1,134,038     1,839,212
                                                      -----------   -----------
      Operating income...............................   2,778,043     3,956,409
      Interest expense...............................     925,355       935,617
      Other income (expense).........................      (6,377)       25,001
                                                      -----------   -----------
      Net income..................................... $ 1,846,311   $ 3,045,793
                                                      ===========   ===========

  Pro forma operating revenues increased 65%, from $12.7 million in 1995 to $21.0 million in 1996, primarily due to an increase in industry demand for 3-D seismic data in the Transition Zone and to the Company's increased capacity as measured by drilling units and support equipment. The Company had approximately 40 drilling units and 32 support equipment units at December 31, 1995 compared to 57 drilling units and 55 support equipment units at December 31, 1996. The Company employed 262 employees for both field and administrative operations at December 31, 1995 compared to 522 at December 31, 1996, a 99% increase.

  Pro forma operating expenses increased 73%, from $8.8 million in 1995 to $15.2 million in 1996, due to the increase in the volume of the Company's operations from 1995 to 1996. Repair and maintenance costs increased 25%, from $1.6 million in 1995 to $2.0 million in 1996, primarily due to the increase in the use of the Company's seismic drilling and transportation equipment. Total operating labor costs increased 49%, from $4.1 million in 1995 to $6.1 million in 1996, due to the large increase in the number of employees needed to meet the increased demand for the Company's services. Explosive costs increased 550%, from $0.2 million in 1995 to $1.3 million in 1996, primarily due to an increase in the number of projects for which the Company provided explosives and a 6% increase in the price of explosives. Fuel costs increased 60%, from $0.5 million in 1995 to $0.8 million in 1996, due to the increased number and usage of the Company's drilling and support units. Contract drilling services costs increased 67%, from $0.3 million in 1995 to $0.5 million in 1996, as the Company occasionally had to subcontract for equipment and services, including drilling units and personnel, to meet the increased demand. Equipment rentals increased 200%, from $0.2 million in 1995 to $0.6 million in 1996.

  Pro forma gross profit increased 49%, from $3.9 million in 1995 compared to $5.8 million in 1996; however, gross profit margins fell from 31% in 1995 to 28% in 1996, primarily due to the increase in the number of projects for which the Company provided explosives, as the Company receives lower margins on explosives than it does from its other operations.

  Pro forma general and administrative expenses increased 64%, from $1.1 million in 1995 to $1.8 million in 1996, primarily due to an increase in office personnel and insurance costs. Insurance costs increased 100%, from $0.2 million in 1995 to $0.4 million in 1996, due to expanded coverage and increased limits of liability on existing policies. Total general and administrative expense as a percentage was 9% in both 1995 and 1996.

  Pro forma interest expense remained unchanged at $0.9 million in 1995 and 1996. A decrease in the interest rates charged on current and long-term debt from 1995 to 1996 offset the higher debt levels experienced by the Company in 1996. At December 31, 1995, the interest rates on then existing debt ranged from 8.25% to 11%. At December 31, 1996, the interest rates on the Company's revolving line of credit, the debt used for the OGC Acquisition and the subordinated debt issued in connection with the OGC Acquisition were 9.25%, 9.37% and 8.5%, respectively.

 Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

  Operating revenues increased 93%, from $8.8 million in the first six months of 1996 to $17.0 million in the first six months of 1997, primarily due to the increase in industry demand for 3-D seismic data and to the Company's increased capacity as measured by drilling units and support equipment. The Company had approximately 41 drilling units and 32 support equipment units at June 30, 1996 compared to 87 drilling units and 75 support equipment units at June 30, 1997. The Company employed 300 employees for both field and administrative operations at June 30, 1996 compared to 439 at June 30, 1997, a 46% increase. The Company's newly formed survey division generated approximately $300,000 in revenue during the first six months of 1997.

  Operating expenses increased 105%, from $6.0 million in the first six months of 1996 to $12.3 million in the first six months of 1997. Repair and maintenance costs increased 100%, from $0.9 million in the first six months of 1996 to $1.8 million in the first six months of 1997, primarily due to the increase in the use of the Company's seismic drilling and transportation equipment. Total operating labor costs increased 100%, from $2.5 million in the first six months of 1996 to $5.0 million in the first six months of 1997, primarily due to the significant increase in the Company's workforce. Explosive costs increased 100%, from $0.7 million in the first six months of 1996 to $1.4 million in the first six months of 1997, due primarily to an increase in the number of projects for which the Company provided explosives. Depreciation expense increased 300%, from $0.2 million in the first six months of 1996 to $0.8 million in the first six months of 1997, due to the increased number of seismic drilling and support equipment units and the stepped-up basis in such units that resulted from the OGC Acquisition. In addition, due to the increased volume of the Company's operations, supplies expense increased 80% from $0.5 million in the first six months of 1996 to $0.9 million in the first six months of 1997.

  Gross profit increased 68%, from $2.8 million in the first six months of 1996 to $4.7 million in the first six months of 1997; however, gross profit margins fell from 32% in the first six months of 1996 to 28% in the first six months of 1997, primarily due to the start-up costs of $0.4 million related to the survey division and an increase in depreciation expense due to the step-up in value of equipment acquired from OGC.

  General and administrative expenses increased 114%, from $0.7 million in the first six months of 1996 to $1.5 million in the first six months of 1997, primarily due to additions of office personnel to support the Company's expanded operations; however, general and administrative expenses, as a percentage of revenues, increased from 8% in the first six months of 1996 to 9% in the first six months of 1997. Payroll, insurance and payroll taxes increased 80%, from $0.5 million in the first six months of 1996 to $0.9 million in the first six months of 1997.

  Interest expense increased 500%, from $0.1 million in the first six months of 1996 to $0.6 million in the first six months of 1997, due to the increase in borrowings to fund the acquisition of additional drilling units and support equipment and debt incurred in connection with the OGC Acquisition.

 165-day Period Ended December 31, 1996 Compared to 201-day Period Ended July 19, 1996

  Operating revenues increased 9%, from $10.0 million in the 201-day period ended July 19, 1996 (the "201-day period") to $10.9 million in the 165-day period ended December 31, 1996 (the "165-day period"), primarily due to the increase in demand for the Company's seismic drilling services. In order to meet this continued increased demand, the Company fabricated or purchased an additional 14 drilling units and 14 support equipment units during the 165-day period, which enabled the Company to record increased revenue despite the differences in the length of the two periods. In addition, as mentioned previously, drilling revenues are typically higher in the summer and fall months due to favorable weather conditions for Transition Zone drilling services.

  Operating expenses increased 19%, from $6.8 million in the 201-day period to $8.1 million in the 165-day period. Other operating expenses, with the exception of depreciation expense, generally increased commensurate with the increase in seismic drilling services provided by the Company. Depreciation expense increased 133%, from $0.3 million in the 201-day period to $0.7 million in the 165-day period, due to the step-up of the basis of the Company's assets that resulted from the OGC Acquisition.

  Gross profit declined from $3.2 million for the 201-day period to $2.8 million for the 165-day period due primarily to the increase in depreciation expense discussed above.

  General and administrative expenses as a percent of revenue increased from 8% for the 201-day period to 9% for the 165-day period, due primarily to the increase in office personnel needed to support the increased scope of the Company's operations.

  Interest expense increased from $0.2 million for the 201-day period to $0.4 million for the 165-day period due to the additional financing costs associated with the OGC Acquisition and the increase in borrowings to fund purchases and construction of new drilling units and support equipment.

 201-day Period Ended July 19, 1996 Compared to Year Ended December 31, 1995

  Operating revenues for the 201-day period were $10.0 million compared to $12.7 million for the year ended December 31, 1995. The decline in revenue was due entirely to the shorter time period of the 201-day period as compared to a full year in 1995, as demand for the Company's seismic drilling services continued to increase in the 201-day period.

  Operating expenses also declined due to the shorter period. Gross profit margin was 31% for 1995 compared to 32% for the 201-day period.

  General and administrative expenses as a percentage of revenues were 14% for 1995 compared to 8% for the 201-day period. This decrease was primarily attributable to a reduction in the bonuses paid to certain employees.

  Interest expense was approximately the same for both periods, although on an annualized basis interest expense increased due to the additional borrowings incurred to expand the number of drilling units and support equipment units during the later half of 1995 and the 201-day period.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Operating revenue increased 74%, from $7.3 million in 1994 to $12.7 million in 1995. The increase was due to an increase in industry demand for 3-D seismic data in the Transition Zone. The Company was able to absorb a large portion of the increase in seismic drilling demand because of the size and variety of its drilling units and support equipment. In response to the increased demand for 3-D seismic data, the Company increased its capacity by buying and building additional drilling units and support equipment. The Company added six drilling units and 11 support equipment units during 1995.

  Operating expenses increased 74%, from $5.0 million in 1994 to $8.7 million in 1995. This increase was primarily attributable to increases in labor costs, repairs and maintenance, depreciation, fuel expense, and supplies expense. Total operating labor costs increased 77%, from $2.2 million in 1994 to $3.9 million in 1995, primarily due to a significant increase in the number of employees. Repair and maintenance costs increased 60%, from $1.0 million in 1994 to $1.6 million in 1995, primarily due to the increase in the use of the Company's seismic drilling and transportation equipment. Depreciation expense increased 100%, from $0.2 million in 1994 to $0.4 million in 1995, due to the increased number of drill and support equipment units. Fuel expense increased 67%, from $0.3 million in 1994 to $0.5 million in 1995. Supplies expense increased 60%, from $0.5 million in 1994 to $0.8 million in 1995.

  Gross profit increased 82%, from $2.2 million in 1994 to $4.0 million in 1995, representing gross profit margins of 30% in 1994 and 31% in 1995.

  General and administrative expenses increased 64%, from $1.1 million in 1994 to $1.8 million in 1995. This increase of $0.7 million was primarily due to increases in salaries, wages, and employee benefits and insurance. Insurance expense increased 100%, from $0.1 million in 1994 to $0.2 million in 1995, due to expanded coverage and increased limits of liability on existing policies. Salaries, wages and employee benefits increased 71%, from $0.7 million in 1994 to $1.2 million in 1995, primarily as a result of executive bonuses. These increases were only slightly offset by a $0.1 million decrease in consulting fees.

LIQUIDITY AND CAPITAL RESOURCES

  At June 30, 1997, the Company had approximately $2.0 million in cash as compared to approximately $39,000 and $300,000 at December 31, 1996 and 1995, respectively. The Company had working capital of approximately $5.3 million at June 30, 1997 as compared to approximately $1.6 million and $1.0 million at December 31, 1996 and 1995, respectively. The increase in working capital was primarily due to increased cash and accounts receivable. Cash generated from operations was $1.1 million for the six months ended June 30, 1997 as compared to $0.6 million for the 165-day period ended December 31, 1996, $1.5 million for the 201-day period ended July 19, 1996 and $1.8 million for the year ended December 31, 1995.

  Existing Indebtedness. The Company's existing debt arrangements include a bank credit facility, asset-based financing, subordinated debt and other indebtedness. The Company intends to utilize a portion of the net proceeds of the Offering to repay all of such outstanding indebtedness other than (i) the New Facility (defined below), (ii) $120,000 owed to Delta Surveys, Inc., (8.5% interest rate; March 31, 2000 maturity date) which was incurred in connection with the Company's acquisition of Delta Surveys, Inc. and (iii) $126,000 incurred in connection with the formation of OMNI Geophysical (March 1, 2001 maturity date).

  New Facility. On September      , 1997, the Company entered into a $10.0
million term loan (the "Distribution Loan") with Hibernia National Bank to fund the LLC Distribution and the Preferred Unit Repurchase. This loan bears interest at LIBOR plus 1.0% and will be secured by the cash distributed in the LLC Distribution. The Company is currently negotiating with several commercial lenders to provide the Company with a revolving line of credit of a minimum of $25.0 million (the "New Facility"). Upon completion of the Offering, the Company intends to repay the Distribution Loan with borrowings under the New Facility. The Distribution Loan will not be paid out of proceeds of the Offering. See "Change in Tax Status and Related Distributions" and "Certain Transactions."

  Capital Expenditures. The Company's capital requirements are primarily for the purchase or fabrication of new seismic drilling equipment and related support equipment, the purchase of helicopters and fixed-wing aircraft, and acquisitions. The Company made capital expenditures of approximately $2.5 million to purchase or construct new assets between July 19, 1996 and December 31, 1996, and made approximately $5.4 million of capital expenditures during the first six months of 1997, including $0.3 million for the acquisition of Delta Surveys, Inc., $4.7 million for new equipment and $0.4 million for the expansion of its Carencro facility. As of September 30, 1997, the Company had made additional capital expenditures of $11.9 million, primarily for the acquisition of substantially all the assets, American Aviation and OTH, and expects to spend approximately $7.0 million during the remainder of 1997, primarily for the fabrication of additional seismic drilling units and the purchase of two additional helicopters. The Company currently expects to make capital expenditures of approximately $12.0 million in 1998, including $6.5 million for the purchase of additional helicopters, $4.5 million for additional seismic drilling equipment and $1.0 million for support vehicles. In 1998, the Company also expects to spend approximately $750,000 in cash as part of the purchase price for American Helicopter and to make additional capital expenditures estimated to be $2.0 million to expand the operations of American Helicopter.

  Management believes that the net proceeds from the Offering, cash generated by operations and funds available under the New Facility and its existing financing arrangements will be sufficient to meet the Company's anticipated capital expenditures and debt service requirements for the remainder of 1997 and 1998. However, part of the Company's strategy is to acquire companies with operations related or complementary to the Company's current operations. Depending on the size of such future acquisitions, if any, the Company may require additional debt financing, possibly in excess of the limits of the New Facility, or equity financing.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which adopts a revised methodology for computing earnings per share for publicly owned companies. The Company will be required to adopt the new methodology in the fourth quarter of 1997. Early adoption of SFAS No. 128 is not permitted.

                                   BUSINESS

GENERAL

  The Company is an oilfield service company specializing in providing an integrated range of onshore seismic drilling, helicopter support and survey services to geophysical companies operating in logistically difficult and environmentally sensitive terrain in the United States. The Company's primary market is the marsh, swamp, shallow water and contiguous dry land areas along the U.S. Gulf Coast, primarily in Louisiana and Texas. The Company is the leading provider of seismic drilling services throughout the Transition Zone. From the mid-1980s to the end of 1996, the majority of 3-D seismic data in the Transition Zone has been obtained in Louisiana, where approximately 9,000 square miles have been analyzed. The Company performed the seismic drilling services on approximately 6,300 of these square miles. The Company owns and operates an extensive fleet of specialized seismic drilling and transportation equipment for use in the Transition Zone, much of which is fabricated by the Company. As a result, the Company believes that it is the only company that currently can both provide an integrated range of seismic drilling, helicopter support and survey services in all of the varied terrains of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects. The Company has also expanded its seismic drilling operations into the Rocky Mountain region, where it engages in seismic rock drilling in hard rock terrain.

INDUSTRY OVERVIEW

  Seismic data generally consists of computer-generated 3-D images or 2-D cross sections of subsurface geologic formations and is used in the exploration for new hydrocarbon reserves and as a tool for enhancing production from existing reservoirs. Seismic data is acquired by recording subsurface seismic waves produced by an energy source, usually dynamite, at various source points at a project site. Historically, 2-D surveys were the primary technique used to acquire seismic data. However, advances in computer technology in the last five to ten years have made 3-D seismic data, which provides a more comprehensive geophysical image, a practical and capable oil and gas exploration and development tool. 3-D seismic data has proven to be more accurate and effective than 2-D data at identifying potential hydrocarbon-bearing geological formations. The use of 3-D seismic data to identify locations to drill both exploration and development wells has improved the economics of finding and producing oil and gas reserves, which in turn has created increased demand for 3-D seismic surveys and seismic support services.

  Oil and gas companies generally contract with independent geophysical companies to acquire seismic data. Once an area is chosen for seismic analysis, permits and landowner consents are obtained, either by the geophysical company or special permitting agents, and the geophysical company determines the layout of the source and receiving points must be determined by the geophysical company. For 2-D data, the typical configuration of source and receiving points is a straight line with a source point and small groups of geophones, or geophone stations, placed evenly every few hundred feet along the line. For 3-D data, the configuration is generally a grid of perpendicular lines spaced a few hundred to a few thousand feet apart, with geophone stations spaced evenly every few hundred feet along one set of parallel lines, and source points spaced evenly every few hundred feet along the perpendicular lines. This configuration is designed by a geophysical company to provide the best imaging of the targeted geological structures while taking into account surface obstructions such as water wells and oil and gas wells, pipelines and areas where landowner consents cannot be obtained. The source points and geophone locations are then marked by a survey team, and the source points are drilled and loaded with dynamite.

  After the source points have been drilled and loaded and the network of geophones and field recording boxes deployed over a portion of the project area, the dynamite is detonated at a source point. Seismic waves generated by the blast move through the geological formations under the project area and are reflected by various subsurface strata back to the surface where they are detected by geophones. The signals from the geophones are collected and digitized by recording boxes and transmitted to a central recording system. In the case of 2-D data, the geophones and recording devices from one end of the line are then shuttled, or "rolled forward," to the other end of the line and the process is repeated. In the case of 3-D data, numerous source points, typically located between the first two lines of a set of three or four parallel lines of geophone stations are activated in sequence. The geophone stations and recording boxes from the first of those lines are then rolled forward to form the next line of geophone stations. The process is repeated, moving a few hundred feet at a time, until the entire area to be analyzed has been covered. Long-line helicopter support services are frequently used to shuttle the geophones and recording devices in an efficient manner with minimal environmental impact.

  After the raw seismic data has been acquired, it is sent to a data processing facility. The processed data can then be manipulated and viewed on computer work stations by geoscientists to map the subsurface structures to identify formations where hydrocarbons are likely to have accumulated and to monitor the movement of hydrocarbons in known reservoirs. Domestically, seismic drilling, helicopter support and survey services are typically contracted to companies such as the Company, as geophysical companies have found it more economical to outsource these services and focus their efforts and capital on the acquisition and interpretation of seismic data.

DESCRIPTION OF OPERATIONS

  The Company provides an integrated range of onshore seismic drilling, helicopter support and survey services to geophysical companies operating in logistically difficult and environmentally sensitive terrain in the United States.

  Seismic Drilling Services. The Company's primary activity is the drilling and loading of source points for seismic analysis. Once the various source points have been plotted by the geophysical company and a survey crew has marked their locations, drill crews are deployed to drill and load the source points. In the Transition Zone, the Company uses water pressure rotary drills mounted on various types of vehicles to drill the source holes. The type of vehicle used is determined by the nature, accessibility and environmental sensitivity of the terrain surrounding the source point. Transition Zone source holes are generally drilled to depths of 40-180 feet depending on the nature of the terrain and the needs of the geophysical company, using ten-foot sections of drill pipe which are carried with the drilling unit. The Company's vehicles are manned with a driver and one or two helpers. The driver is responsible for maneuvering the vehicle into position and operating the drilling unit, while the helper sets and guides the drill into position, attaches the drilling unit's water source, if drilling in dry areas, and loads the drill pipe sections used in the drilling process.

  In seismic rock drilling, the Company uses compressed air rotary/hammer drills to drill holes that are typically shallower than Transition Zone holes. Rock drills are manned by a two- or three-man crew and are transported to and from locations by hand, surface vehicle or helicopter.

  Once the hole has been drilled to the desired depth, it is loaded with dynamite, which is carried onboard the Company's vehicles in special containers. The explosive charge is set at the bottom of the drill hole and then tested to ensure that the connection has remained intact. Once the charge has been tested, the hole is plugged in accordance with local, state and federal regulations and marked so that it can be identified for detonation by the geophysical company at a later date. This process is repeated throughout the survey area until all source points have been drilled and loaded.

  Helicopter Support Services. Through its aviation division, created upon the acquisition of American Aviation, the Company provides helicopter support services to geophysical companies in the Transition Zone and elsewhere. The Company uses long-line helicopters to shuttle geophones and recorders used to collect seismic data between receiving points. Once seismic data has been acquired from a portion of the project site, the geophones and recorders must be moved into position to collect data from the next area to be analyzed. By using helicopters, the Company is able to reduce delays in completing stages of a seismic project by transporting the geophones and recording boxes to their next receiving point in the surveyed area in an efficient manner with minimal environmental impact.

  Helicopters are also used to transport heli-portable drilling units into remote or otherwise inaccessible terrain in an efficient and environmentally sensitive manner. The Company expects delivery of two heavy-lift helicopters by year end, which it anticipates will be used to transport rock drilling units in the Rocky Mountain region.

  The Company operates 16 helicopters, 10 of which are owned and six of which are leased by the Company, with pilots who have an average of 18 years of flight experience. The Company also owns four airplanes (including one float-plane) which currently are used to support its operations and to provide limited charter services. The Company performs all routine maintenance and repairs on its aircraft at its facilities at the Lafayette Airport.

  Survey Services. In March and August 1997, respectively, the Company acquired two survey companies, Delta Surveys, Inc. and Leonard J. Chauvin, Jr., Incorporated, for an aggregate of $1.2 million in cash and notes, and currently has 16 survey crews devoted primarily to the seismic survey market in the Transition Zone. Through these acquisitions, the Company also acquired personnel with significant experience in land surveying, with a large percentage of those years having been spent in Transition Zone surveying. The Company also provides, on a limited basis, non-seismic, civil survey services in south Louisiana to the oil and gas industry and other industries.

  Once all permits and landowner consents for a seismic project have been obtained and the geophysical company has determined the placement of source and receiving points, survey crews are sent into the field to plot each source and receiving point prior to drilling. The Company employs both GPS (global positioning satellite) equipment, which is more efficient for surveying in open areas, and conventional survey equipment, which is generally used to survey wooded areas. The Company has successfully integrated both types of equipment in order to complete projects throughout the varied terrain of the Transition Zone and elsewhere. In addition, the Company's survey crews have access to the Company's extensive fleet of specialized transportation equipment, which gives the Company a competitive advantage over most other survey companies which must rent this equipment.

  Fabrication and Maintenance. At its Carencro facilities, the Company performs all routine repairs and maintenance for its Transition Zone equipment. The Company designs and fabricates aluminum marsh ATVs, a number of its support boats and pontoon boats, and the drilling units it uses on all its Transition Zone equipment. The Company does not fabricate highland rigs and purchases airboats directly from the manufacturer and then modifies the airboats to install the drilling equipment. The Company has the capability to fabricate other key equipment, such as swamp ATVs, but currently has limited available fabrication space. The Company has signed a non-binding letter of intent to acquire American Helicopter, a company that, among other things, fabricates rock drilling equipment. Because of its ability to fabricate and maintain much of its equipment, the Company does not believe that it is dependent on any one supplier for its drilling equipment or parts.

BUSINESS STRATEGY

  The Company's business strategy is to:

  Participate in Transition Zone Growth. Seismic data acquisition has been conducted in the Transition Zone since the 1930s. Within the last decade, however, improvements in oil and gas drilling and production techniques and the advent of 3-D imaging have resulted in significantly increased seismic activity throughout the Transition Zone. In 1996, 3-D seismic data was acquired from approximately 4,900 square miles of the Transition Zone in Louisiana compared to 1,500 square miles in 1995 and 1,000 square miles in 1994. During the first six months of 1997, 3-D seismic data was acquired from approximately 4,100 square miles of the Transition Zone in Louisiana. Management anticipates that demand for seismic data will continue to grow in the Transition Zone as a result of 3-D seismic acquisition projects on unexplored prospects, time-lapsed 3-D analysis, which is generally used to measure the migration of hydrocarbons in a producing reservoir to enhance production efforts, and reshoots of previously-surveyed areas with more advanced seismic technology. The Company intends to maintain its dominant share of the seismic drilling market in the Transition Zone by fully participating in this growth.

  Integrate and Expand Services. The Company intends to capitalize on its existing customer relationships and its reputation as a reliable service provider in the Transition Zone to expand its newly-acquired helicopter support and survey businesses. Management believes that the Company is the only operator in the Transition Zone that can provide seismic drilling, helicopter support and survey services on an integrated basis. Management further believes that the Company's unique ability to package these services to meet its customers' needs, together with the economies of scale provided by the size and integrated nature of its operations, will allow the Company to attract additional projects in the Transition Zone and elsewhere.

  Expand Operations in the Rocky Mountain Region. As a result of its recent acquisition of substantially all of the assets of OTH, the Company has expanded from its base in the Transition Zone into the seismic rock drilling market in the Rocky Mountain region. The Company has also entered into a non-binding letter of intent to acquire American Helicopter and has separately contracted for delivery of two heavy-lift helicopters by year end, which will allow the Company to provide integrated heli-portable seismic drilling services. Management expects the demand for seismic data in the Rocky Mountain region to grow over the next five years and believes that many of its current Transition Zone customers will participate in this growth.

  Expand Internationally. Management believes that the Company will be well positioned to expand internationally based on the comprehensive services it provides in the Transition Zone, its experience operating in difficult terrains and its recently acquired heli-portable and seismic rock drilling expertise. Many of the Company's customers who operate in the Transition Zone also have extensive international operations, but currently perform their own seismic drilling and related services internationally. The Company believes that these customers would outsource these services as they have done domestically if there were reliable and cost-effective third party service providers operating internationally. Mexico, Venezuela, Indonesia, Tunisia, the Caspian Sea, South China and West Africa each have transition zones similar to the U.S. Gulf Coast region where seismic exploration is in various stages of development. Management believes that the Company's strong industry reputation and established relationships with its customers will facilitate the Company's entrance into and development in international markets.

  Acquire Related Businesses. Management intends to evaluate opportunities as they arise to acquire companies that have related or complementary products or services to those currently provided by the Company. The Company seeks acquisitions which would, among other things, capitalize on the Company's dominant position in the Transition Zone seismic drilling market, expand its Rocky Mountain presence or facilitate its anticipated international expansion. Immediately after the Offering, management believes that the Company's capital structure will enable it to pursue such opportunities. However, the Company does not intend to enter the seismic data acquisition market at any time.

FACILITIES AND EQUIPMENT

  Facilities. The Company's corporate headquarters, fabrication facility and primary maintenance facility are located in Carencro, Louisiana, near Lafayette, Louisiana in facilities leased from OGC. The Company's current facilities include two buildings that provide approximately 2,500 square feet of office space and 19,000 square feet of covered maintenance, fabrication and warehouse space. In connection with the OGC Acquisition, the Company also acquired a five-year option from OGC to purchase this facility for $500,000.

  The Company is constructing two new buildings on approximately 34 acres of land owned by the Company adjacent to its facilities in Carencro, Louisiana. Completion is expected by the end of 1997. When completed, the new buildings will provide approximately 20,000 square feet of additional office space and 32,000 square feet of additional covered maintenance and fabrication space. With the expansion of its main facility, the Company will be able to expand operations to include on-site storage and maintenance of its helicopter assets, which are currently conducted at the Lafayette Airport.

  The Company also leases an operations base in Victoria, Texas which is used to store parts and equipment for use in Texas and a base in Big Piney, Wyoming, to support the rock drilling assets recently acquired from OTH.

  Transition Zone Transportation and Drilling Equipment. Because of the varied terrain throughout the Transition Zone and the prevalence of environmentally sensitive areas, the Company employs a wide variety of drilling vehicles (see inside front and back cover pages for photographs of selected equipment). Management believes that it is the only company currently operating in the Transition Zone that owns and operates all of the following types of equipment:

                                                                     NUMBER OF
                                                                    UNITS AS OF
                                                                   SEPTEMBER 30,
      TYPES OF EQUIPMENT                                               1997
      ------------------                                           -------------
      Highland Drilling Units.....................................       14
      Water Buggies...............................................       13
      Aluminum Marsh ATVs.........................................       12
      Steel Marsh ATVs............................................        8
      Airboat Drilling Units......................................       28
      Swamp ATVs..................................................       25
      Pullboats...................................................       19
      Pontoon Boats...............................................       11
      Skid-Mounted Drilling Units.................................       32

  Because of its extensive fleet of Transition Zone transportation and seismic drilling equipment, much of which is fabricated by the Company, the Company believes that it is the only company that currently can both provide an integrated range of seismic drilling, helicopter support and survey services in all of the varied terrains of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects.

  Highland Drilling Units and Water Buggies. The Company owns and operates 14 highland drilling units for seismic drilling in dry land areas. These units generally consist of a tractor-like vehicle with a drilling unit mounted on the rear of the vehicle. A highland drilling unit can be driven over land from point to point and is accompanied by a unit referred to as a "water buggy" that carries water required for seismic drilling. This type of vehicle is used around the world for this type of terrain.

  Marsh ATVs. The environmentally sensitive wetlands along the U.S. Gulf Coast containing water grasses on dry land and in shallow water and areas mixed with open water are referred to as marsh areas. When there is a minimum amount of water in these areas, marsh ATVs, which are amphibious vehicles supported by pontoons that are surrounded by tracks, are used to provide seismic drilling services. The pontoons enable the marsh ATV to float while the tracks propel the vehicle through the water and over dry marsh areas. Each marsh ATV is equipped with a drilling unit and a small backhoe for digging a small hole to collect water necessary for drilling.

  Some marsh areas have sufficient surrounding water to support drilling without an external water source, but often water must be pumped into the area from a remote water source or a portable supply must be carried by the marsh ATV. Recently the Company has experimented with several innovative methods of obtaining a water supply in marsh areas. On some occasions the Company deploys a vehicle to the source point a few days prior to drilling to dig holes near the drill sites, which may collect water naturally, either through seepage or rainfall.

  The Company owns and operates 20 marsh ATVs, of which eight are made of stainless steel and 12 are made of aluminum. The aluminum ATVs are lighter than steel vehicles and are specifically designed for the environmentally sensitive areas typically found in marsh terrain. Often landowner consents will require the use of aluminum ATVs in an effort to reduce the environmental impact of seismic drilling. The aluminum marsh ATV is the most widely accepted marsh vehicle for drilling operations in all Louisiana state and federal refuges. The Company fabricates its own aluminum marsh ATVs at its facilities in Carencro, Louisiana, and currently owns and operates a majority of the aluminum marsh ATVs used in seismic drilling in the Transition Zone.

  Airboat Drilling Units. The Company owns and operates 28 airboat drilling units, which represent a majority of the airboat drilling units operating in the Transition Zone. An airboat drilling unit consists of a drilling unit fabricated and installed by the Company on a large, three-engine airboat. Because of their better mobility, airboat drilling units are used in shallow waters and all marsh areas where sufficient water is present.

  Swamp ATVs and Pullboats. Wooded lowland areas typically covered with water are referred to as the "swamp areas" of the Transition Zone. The Company's swamp ATVs are used to provide drilling services in these areas. Swamp ATVs are smaller, narrower versions of the marsh ATVs. The smaller unit is needed in swamp areas due to the dense vegetation typical in the terrain. Because of its smaller size, the swamp ATV uses a skid-mounted drilling unit installed in a pullboat, a non-motorized craft towed behind the swamp ATV. The Company owns and operates 25 swamp ATVs and 19 pullboats. Swamp ATVs are also used in connection with survey operations in swamp areas.

  Pontoon Boats. The Company owns and operates 11 pontoon boats that are used in inland bays and lakes and shallow coastal waters. Each pontoon boat uses a skid-mounted drilling unit installed on board.

  Jack-Up Rigs. When a seismic survey requires source points to be drilled in inland bays or lakes or in coastal waters, the Company leases a jack-up rig and mounts one of the Company's skid-mounted drilling units on the jack-up rig to perform the seismic drilling services. Any seismic activity in water deeper than approximately 20 feet is generally conducted by using offshore seismic techniques which do not include the drilling and loading of source points.

  Skid-Mounted Drilling Units. A skid-mounted drilling unit is a drilling unit mounted on I-beam supports, which allows the drilling unit to be moved easily between pull boats, pontoon boats, jack-up rigs and other Company operated equipment based on customer needs. The Company manufactures its skid-mounted drilling units at its plant in Carencro and owns 32 of these units.

  Miscellaneous. The Company owns and operates 65 single engine airboats and 23 outboard powered boats, which it uses to ferry personnel and supplies to locations throughout the Transition Zone. The Company also maintains a fleet of six tractor-trailer trucks and numerous other trucks, trailers and vehicles to move its equipment and personnel to projects throughout the Transition Zone.

  Heli-portable and Seismic Rock Drilling Equipment. Through its acquisition of OTH in August 1997, the Company entered the heli-portable seismic rock drilling market. The acquisition of OTH and American Helicopter, if consummated, will provide the Company with 40 heli-portable and man-portable drilling units and 12 highland drilling units, the ability to manufacture its own heli-portable and man-portable seismic rock drilling units and an experienced workforce in this market. American Helicopter also exports and services heli-portable and man-portable drilling units.

  Aviation Equipment. The following table sets forth the type and number of aircraft that are operated by the Company's aviation division:

                                                                    NUMBER OF
                                                                  AIRCRAFT AS OF
                                                                  SEPTEMBE R 30,
      HELICOPTERS                                                      1997
      -----------                                                 --------------
      Bell Jet Ranger 206 B-III(a)...............................       10
      Hughes MD-500(a)...........................................        4
      Bell 407(b)................................................        1
      Bell B-47 G3...............................................        1
      AIRPLANES
      ---------
      Beech King Air 300.........................................        1
      Cessna 172.................................................        2
      Cessna 185-Amphibian.......................................        1

--------
(a) Five of the Bell Jet Ranger 206 B-IIIs and one Hughes MD-500 are leased by the Company.
(b) The Bell 407 is currently configured for corporate charter. The Company has agreed to purchase two additional Bell 407 helicopters configured for the heavy lifting required in heli-portable drilling at an aggregate cost of approximately $3 million. Delivery is expected in late 1997.

MATERIALS

  The principal materials used by the Company in its operations, which include drills, heli-portable and man-portable drills, drill casings, drill bits, engines, gasoline and diesel fuel, dynamite, aluminum and steel plate, welding gasses, aviation fuel, trucks and other vehicles, are currently in adequate supply from many sources. The Company does not depend upon any single supplier or source for such materials.

SAFETY AND QUALITY ASSURANCE

  Management is concerned with the safety and health of the Company's employees and maintains a stringent safety assurance program to reduce the possibility of costly accidents. The Company's health, safety and environmental "HSE" department establishes guidelines to ensure compliance with all applicable state and federal safety regulations and provides training and safety education through orientations for new employees, which includes first aid and CPR training. The Company's Vice President--Health, Safety, Environment & Training reports directly to the Company's President and supervises ten HSE field advisors. The Company believes that its safety program and commitment to quality are vital to attracting and retaining customers and employees.

  Each drilling crew is supervised at the project site by a field supervisor and an assistant supervisor, together with a powderman who is in charge of all explosives. For large projects or when required by a customer, a separate advisor from the Company's HSE department is also located at the project site. Management is provided with daily updates for each project and believes that its daily review of field performance together with the on-site presence of supervisory personnel helps ensure high quality performance for all of its projects.

  All Company pilots are trained to FAA FAR 135 (non-scheduled commercial passenger) standards and must satisfy annual FAA check-rides. Certified maintenance personnel are deployed to each project site at which aircraft are used.

CUSTOMERS; MARKETING; CONTRACTING

  Customers. The Company's customers are primarily geophysical companies with operations in the Transition Zone as well as oil and gas companies, which in many cases participate in determining which drilling, survey or aviation company will be used on their respective seismic projects.

  A large portion of the Company's revenue has historically been generated by a few customers. For example, the Company's largest customers (those which individually accounted for more than 10% of revenue in a given year, listed alphabetically) collectively accounted for 88% (Digicon/GFS, Eagle Geophysical, Grant Geophysical and Seismic Exchange), 88% (Digicon/GFS, Eagle Geophysical, Grant Geophysical and Western Geophysical) and 70% (Eagle Geophysical, Grant Geophysical, Universal Seismic and Western Geophysical), of revenue for fiscal 1994, 1995 and 1996, respectively. In addition, as of August 31, 1997, 70% of the Company's backlog was attributable to two customers.

  Marketing. The Company's services traditionally have been marketed by the Company's principal executive officers, in particular, Messrs. Jeansonne, Thomas, Woodard and Morris. After the Offering, the Company intends to maintain this marketing approach in order to preserve long-term relationships established by the Company's executive officers. As the Company's geographical and service capabilities expand, the Company intends to continue implementing its marketing efforts in the Transition Zone from its principal offices in Carencro, Louisiana and intends to establish a sales office for the Rocky Mountain region in Denver, Colorado.

  Contracting--Seismic Drilling. The Company generally contracts for seismic drilling services with its customers on a fixed-price basis, either on a per hole or per foot basis. These contracts are often awarded on a competitive bid basis. The Company prices its contracts based on detailed project specifications provided by the customer, including the number, location and depth of source holes and the project's completion schedule. As a result, the Company is generally able to make a relatively accurate determination prior to pricing a contract of the type and amount of equipment required to complete the contract on schedule.

  Because of fixed-priced contracting, the Company generally bears the risk of delays that are beyond its control, such as those caused by adverse weather. The Company often bills the customer standby charges if the Company's operations are delayed due to delays in permitting or surveying or for other reasons within the geophysical company's control.

  Contracting--Helicopter Support Services. The Company's aircraft are chartered on an hourly rate basis, with a guaranteed minimum number of hours per day. The Company primarily provides aviation services in connection with projects for which the Company also provides seismic drilling services, and also charters its aircraft to customers for use with other seismic projects.

  Contracting--Survey Services. The Company contracts for seismic services with its customers on a day rate basis. Contracts are often awarded to the Company only after competitive bidding. In each case, the price is determined by the Company after it has taken into account such factors as the number of surveyors and other employees, the type of terrain and transportation equipment, and the precision required for the project based on detailed project specifications provided by the customer.

COMPETITION

  Seismic Drilling Services. The principal competitive factors for seismic drilling services are price and the ability to meet customer schedules, although other factors, including safety, capability, reputation and environmental sensitivity are also considered by customers. The Company has numerous competitors in the Transition Zone and in particular in the highland areas in which its operates. The Company believes there are numerous competitors offering rock and heli-portable drilling in the Rocky Mountain region and internationally.

  Management believes that no other company operating in the Transition Zone owns a fleet of Transition Zone seismic drilling equipment as extensive or as large as that operated by the Company. The Company's extensive and diverse equipment base allows it to provide drilling services to its customers throughout the Transition Zone with the most efficient and environmentally appropriate equipment. Management believes that the Company has a significant competitive advantage in the Transition Zone because of the size and diversity of its equipment base, the Company's financial resources and economies of scale.

  Helicopter Support Services. The Company has numerous competitors that provide helicopter support services to geophysical companies operating in the Transition Zone; however, none of these competitors currently provides long-line helicopter services with a comparable number of aircraft. In addition, the Company believes that it is the only company offering both seismic drilling and long-line support services in the Transition Zone. The Company believes that there are numerous companies offering helicopter services in rock drilling and other mountain areas, as well as internationally. All of these companies have greater experience in these areas and several operate more aircraft than the Company in these areas.

  Survey Services. The Company's competitors include a number of established companies with a comparable number of crews to the Company and numerous smaller companies.

SEASONALITY AND WEATHER RISKS

  The Company's operations are subject to seasonal variations in weather conditions and daylight hours. Since the Company's activities take place outdoors, the average number of hours worked per day, and therefore the number of holes drilled or surveyed per day, generally is less in winter months than in summer months, due to an increase in rainy, foggy and cold conditions and a decrease in daylight hours. Furthermore, demand for seismic data acquisition activity by oil and gas companies in the first quarter is generally lower than at other times of the year. As a result, the Company's revenue and gross profit during the first quarter of each year are typically low as compared to the other quarters. Operations may also be affected by the rainy weather, lightning, hurricanes and other storms prevalent along the Gulf Coast throughout the year and by seasonal climatic conditions in the Rocky Mountain area. In addition, prolonged periods of dry weather result in slower drill rates in marsh and swamp areas as water in the quantities needed to drill is more difficult to obtain and equipment movement is impeded. Adverse weather conditions and dry weather could increase maintenance costs for the Company's equipment and decrease the number of vehicles available for operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- General--Seasonality and Weather" and "Risk Factors--Seasonality and Weather Risks."

BACKLOG

  The Company's backlog represents those projects for which a customer has hired the Company and has scheduled a start date for the project. Projects currently included in the Company's backlog are subject to termination without penalty at the option of the customer, which could substantially reduce the amount of backlog currently reported. Historically, the Company has not experienced a large volume of project terminations, and terminations from its backlog have typically been replaced by unscheduled projects. See "Risk Factors--Backlog."

  As of August 31, 1997, the Company's backlog was approximately $61.2 million compared to $29.6 million at August 31, 1996. The Company expects that $45.5 million of its backlog at August 31, 1997 will be completed within the next twelve months. The backlog at August 31, 1997 and August 31, 1996 includes seismic drilling projects in the Transition Zone, and the backlog at August 31, 1997 also includes survey projects. At such dates there was no backlog attributable to the Company's seismic drilling projects in the Rocky Mountain region. The Company's aviation division historically has not measured backlog due to the nature of the business.

GOVERNMENTAL REGULATION

  The Company's operations and properties are subject to and affected by various types of governmental regulation, including laws and regulations governing the entry into and restoration of wetlands, the handling of explosives, the operation of commercial aircraft and numerous other federal, state and local laws and regulations. To date the Company's cost of complying with such laws and regulations has not been material, but because such laws and regulations are changed frequently, it is not possible for the Company to accurately predict the cost or impact of such laws and regulations on its future operations.

  Furthermore, the Company depends on the demand for its services by the oil and gas industry and is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas in the Company's areas of operations for economic, environmental or other policy reasons would adversely affect the Company's operations by limiting demand for its services. The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations. See "Risk Factors--Regulatory and Environmental Matters."

  Aviation. As a commercial operator of small aircraft, the Company is subject to regulations pursuant to the Federal Aviation Act and other statutes. The FAA regulates the flight operations of the Company, and in this respect, exercises jurisdiction over personnel, aircraft, ground facilities and other aspects of the Company's operations.

  The Company carries persons and property in its aircraft pursuant to authority granted by the FAA. Under the Federal Aviation Act, it is unlawful to operate certain aircraft for hire within the United States unless such aircraft are registered with the FAA and the operator of such aircraft has been issued an operating certificate by the FAA. The Company has all FAA certificates required to conduct its helicopter and aviation operations, and all of its aircraft are registered with the FAA.

  As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft is owned or controlled by one or more citizens of the United States, and an operating certificate may be granted only to a citizen of the United States. For purposes of these requirements, a corporation is deemed to be a citizen of the United States only if, among other things, at least 75% of the voting interest therein is owned or controlled by United States citizens. In the event that persons other than United States citizens should come to own or control more than 25% of the voting interest in the Company, the Company has been advised that its aircraft may be subject to deregistration under the Federal Aviation Act and loss of the privilege of operating within the United States. The Company's Articles of Incorporation include provisions that are designed to ensure compliance with this requirement. See "Risk Factors--Limitations on Foreign Ownership of Company Stock" and "Description of Capital Stock--Limitations on Foreign Ownership of Company Stock."

  Explosives. Because the Company loads the holes that it drills with dynamite, the Company is subject to various local, state and federal laws and regulations concerning the handling and storage of explosives and is specifically regulated by the ATF. The Company must take daily inventories of the dynamite and blasting caps that it keeps for its seismic drilling and is subject to random checks by state and federal officials. The Company is licensed by the Louisiana State Police as an explosives handler. Any loss or suspension of this license would result in a material adverse effect on the Company's results of operations and financial condition. The Company believes that it is in compliance with all material laws and regulations with respect to its handling and storage of explosives.

  Environmental. The Company's operations and properties are subject to a wide variety of increasingly complex and stringent federal, state and local environmental laws and regulations, including those governing discharges into the air and water, the handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by hazardous substances and the health and safety of employees. In addition, certain areas where the Company operates are federally-protected or state-protected wetlands or refuges where environmental regulation is particularly strict. These laws may provide for "strict liability" for damages to natural resources and threats to public health and safety, rendering a party liable for the environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for strict, joint and several liability for remediation of spills and other releases of hazardous substances, as well as damage to natural resources. In addition, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Such laws and regulations may also expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

  The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar laws provide for responses to and liability for releases of hazardous substances into the environment. Additionally, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right to Know Act, each as amended, and similar state or local counterparts to these federal laws, regulate air emissions, water discharges, hazardous substances and wastes, and require public disclosure related to the use of various hazardous substances. Compliance with such environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities and compliance with various standards or procedural requirements. The Company believes that its facilities are in substantial compliance with current regulatory standards.

  Worker Safety. The Company's operations are governed by laws and regulations relating to workplace safety and worker health, primarily the Occupational Safety and Health Act and regulations promulgated thereunder. In addition, various other governmental and quasi-governmental agencies require the Company to obtain certain permits, licenses and certificates with respect to its operations. The kind of permits, licenses and certificates required in the Company's operations depend upon a number of factors. The Company believes that it has all material permits, licenses and certificates necessary to the conduct of its existing business.

INSURANCE

  The Company's operations are subject to the inherent risks of inland marine activity, aviation services, heavy equipment operations and the transporting and handling of explosives, including accidents resulting in personal injury, the loss of life or property, environmental mishaps, mechanical failures and collisions. The Company maintains insurance coverage against certain of these risks, which management considers to be customary in the industry. The Company also maintains insurance coverage against property damage caused by fire, flood, explosion and similar catastrophic events that may result in physical damage or destruction to the Company's equipment or facilities. All policies are subject to deductibles and other coverage limitations. The Company believes its insurance coverage is adequate. The Company has not experienced a loss in excess of its policy limits; however, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise. See "Risk Factors--Operating Risks."

EMPLOYEES

  As of August 31, 1997, the Company had approximately 600 employees, including approximately 560 operating personnel and approximately 40 corporate, administrative and management personnel. These employees are not unionized or employed pursuant to any collective bargaining agreement or any similar agreement. The Company believes its relationship with its employees is strong.

LEGAL PROCEEDINGS

  The Company is involved in various legal and other proceedings which are incidental to the conduct of its business. The Company believes that none of these proceedings, if adversely determined, would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth, as of the date of this Prospectus, certain information with respect to the Company's directors and executive officers.

               NAME                AGE         POSITIONS WITH THE COMPANY
               ----                ---         --------------------------
David A. Jeansonne................  36 Chairman of the Board and Chief Executive
                                        Officer
Roger E. Thomas...................  55 Director and President
Allen R. Woodard..................  35 Director, Vice President--Marketing &
                                        Business Development and Secretary
David E. Crays....................  36 Director, Vice President--Finance, Chief
                                        Financial Officer and Treasurer
R. Patrick Morris.................  31 Vice President and General Manager of the
                                        Aviation Division
Crichton W. Brown.................  39 Director
Steven T. Stull...................  38 Director
William W. Rucks, IV..............  40 Director

  The following biographies describe the business experience of the directors and executive officers of the Company during the past five years. Except as described in "Executive Employment Agreements" below, all executive officers of the Company serve at the pleasure of the Board of Directors of the Company. Directors are elected at the Company's annual meeting of shareholders and serve for a one-year term or until their successors are elected and qualified or until their earlier resignation or removal in accordance with the Company's Articles of Incorporation and Bylaws. For the respective terms of office of Messrs. Jeansonne, Thomas, Woodard, Crays and Morris, as Company officers, see "--Executive Employment Agreements" below.

  David A. Jeansonne founded the Company in 1987 and has been Chairman of the Board and Chief Executive Officer of the Company since its inception. Mr. Jeansonne has also been Chairman of the Board, President and Chief Executive Officer of American Aviation, which he co-founded, since its inception in 1995.

  Roger E. Thomas is President and a director of the Company and has held those positions since July 1996. Mr. Thomas was Chief Financial Officer of Gulf Coast Marine Divers, Inc., a provider of offshore diving services, from 1995 to 1996. He was President of Toth Aluminum Corp., an aluminum processor, from 1994 to 1995. Mr. Thomas was President of Melamine Technologies, Inc., a marketer and developer of technology, from 1992 to 1994. He was President of Melamine Chemicals, Inc., a publicly-traded producer and seller of melamine crystal, from 1987 to 1992. Mr. Thomas graduated from the University of Florida in 1965 with a B.S. degree in chemical engineering.

  Allen R. Woodard is Vice President-Marketing & Business Development and a director of the Company and has held these positions since July 1996. He was an exploration field inspector with The Louisiana Land & Exploration Company, a natural resources company, from 1988 to 1996. Mr. Woodard is a professional land surveyor and graduated from Nicholls State University in 1987 with a degree in engineering technology.

  David E. Crays is Vice President-Finance and Chief Financial Officer and a director of the Company and has held these positions since April 1997. He was Controller of Iteq, Inc., a publicly-traded equipment manufacturer, from 1996 to 1997 and manager of financial accounting and external reporting at Petroleum Helicopters, Inc., a provider of aviation transportation services, from 1993 to 1996. He was Assistant Treasurer of XCL, Ltd., an independent oil and gas exploration company, from 1990 to 1993. Mr. Crays is a certified public accountant and graduated from the University of Texas in 1983 with a B.B.A. degree in honors business.

  R. Patrick Morris is Vice President and General Manager of the Aviation Division of the Company and has held that position since the acquisition of American Aviation by the Company in July 1997. He has been Vice President and General Manager of American Aviation, which he co-founded with Mr. Jeansonne, since its inception in 1995. Mr. Morris has been a licensed pilot since 1987 and was in the United States Army from 1984 to 1992.

  Crichton W. Brown has been a director of the Company since July 1996. Mr. Brown is an executive officer and a director of each of the Advantage Capital companies. From 1988 to 1994, Mr. Brown was Senior Vice President and Director--Corporate Development of The Reily Companies, Inc., a private holding company with interests in consumer goods manufacturing and corporate venture capital investing. From 1984 to 1988, Mr. Brown served as principal of Criterion Venture Partners, an institutional venture capital firm. Mr. Brown graduated from Stanford University in 1980 with a B.A. in Business Administration and a B.S. in Engineering Management. He subsequently graduated from the University of Pennsylvania Wharton School of Finance in 1984 with an M.B.A.

  Steven T. Stull has been a director of the Company since July 1996. Mr. Stull is a founding partner of Advantage Capital, which was founded in 1992, and is an executive officer and a director of each of the Advantage Capital companies. From 1985 through 1992, Mr. Stull was employed by General American Life Insurance Company in various positions, including Vice President of the Securities Division. He is a chartered financial analyst and a securities registered representative. Mr. Stull graduated from Washington University in 1981 with a B.S. in Business Administration and in 1985 with an M.B.A.

  William W. Rucks, IV, joined the Company's Board of Directors in September 1997. From September 1996, Mr. Rucks has been a private venture capitalist-investor. He served as President and Vice Chairman of Ocean Energy, Inc. (formerly Flores & Rucks, Inc.) from July 1995 until September 1996 and as President and Chief Executive Officer from its inception in 1992 until July 1995. He remains as a director of Ocean Energy, Inc. From 1985 to 1992, Mr. Rucks served as President of FloRuxco, Inc. Prior thereto, Mr. Rucks worked as a petroleum landman with Union Oil Company of California in its Southwest Louisiana District, serving as Area Land Manager from 1981 to 1984. Mr. Rucks is also a director of First Commerce Corporation.

BOARD COMMITTEES

  The Company's Board of Directors has established an Audit Committee, a Compensation Committee and an Executive Committee. The Audit Committee reviews the Company's financial statements and annual audit and meets with the Company's independent public accountants to review the Company's internal controls and financial management practices. The current members of the Audit Committee are Messrs. Brown and Stull, neither of whom is an officer or employee of the Company or any of its subsidiaries.

  The Compensation Committee recommends to the Board of Directors compensation for the Company's executive officers and other key employees, administers the Company's long-term incentive plan and performs such other similar functions as may be prescribed by the Board of Directors. The current members of the Compensation Committee are Messrs. Brown, Stull and Rucks, none of whom is an officer or employee of the Company or any of its subsidiaries.

  The Executive Committee performs certain duties delegated to it by the Board of Directors when it is not possible or practical to convene the full Board of Directors. The current members of the Executive Committee are Messrs. Jeansonne, Stull and Thomas.

DIRECTOR COMPENSATION

  Each director who is not an employee of the Company is paid an attendance fee of $2,000 for each board meeting attended and $500 for each committee meeting attended. All directors are reimbursed for reasonable out-of-pocket expenses incurred by them in attending board and committee meetings.

  Each director who is not an employee of the Company shall be entitled to receive non-qualified stock options under the Stock Incentive Plan of the Company. For information with respect to such grants, see "- Stock Incentive Plan" below.

EXECUTIVE COMPENSATION

  The following table presents certain information regarding the compensation awarded, earned or paid for services rendered in 1996 to the Company by David
A. Jeansonne, the Chief Executive Officer of the Company, and the Company's other executive officers who were employed by the Company in 1996
(collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                                         ----------------------
                   NAME AND POSITION                      SALARY       BONUS
                   -----------------                     --------    ----------
David A. Jeansonne...................................... $111,764    $1,163,478
 Chairman of the Board and Chief Executive Officer
Roger E. Thomas......................................... $ 78,125(a) $        0
 President
R. Patrick Morris....................................... $ 39,000    $  155,000
 Vice President and General Manager of the Aviation
  Division
Allen R. Woodard........................................ $ 38,042(a) $        0
 Vice President--Marketing & Business Development and
  Secretary

--------
(a) Messrs. Thomas and Woodard joined the Company effective July 19, 1996.

EXECUTIVE EMPLOYMENT AGREEMENTS

  All of the executive officers have entered into employment agreements with the Company. All such contracts also contain agreements of each of the executive officers to refrain from using or disclosing proprietary information of the Company, as defined therein, and to refrain from competing with the Company in specified geographic areas during such officer's employment and for two years thereafter, respectively, except that, with respect to Messrs. Thomas and Woodard, such covenant will remain in effect for five years after termination of employment, respectively.

  The term of Mr. Jeansonne's employment agreement is from July 1, 1997 to June 30, 2003 and provides that Mr. Jeansonne will serve as Chairman of the Board and Chief Executive Officer of the Company during such term at a base salary of $150,000 per year as long as he serves as Chairman of the Board and Chief Executive Officer of the Company. Mr. Jeansonne's employment agreement may be terminated at any time by the Company for cause or for breach of such agreement by Mr. Jeansonne.

  The term of Mr. Thomas' employment agreement is from July 19, 1996 to July 19, 1999, and it provides that he will serve as a director and President of the Company and perform such other duties as may be assigned to him by the Board of Directors of the Company. In accordance with the provisions of his employment agreement, Mr. Thomas will be paid a base salary of $150,000 per year throughout the term of such agreement. Mr. Thomas' employment agreement may be terminated at any time by the Company for cause or for breach of such agreement by Mr. Thomas.

  The term of Mr. Morris' employment agreement is from July 1, 1997 to June 30, 2000, and it provides that Mr. Morris will serve as Vice President and General Manager of the Aviation Division of the Company and will perform such other duties as may be assigned to him by the Board of Directors and officers of the Company. In accordance with the provisions of his employment agreement, Mr. Morris will be paid a base salary of $100,000 per year throughout the term of his employment agreement. Mr. Morris' employment agreement may be terminated at any time by the Company for cause or for breach of such agreement by Mr. Morris.

  The term of Mr. Woodard's employment agreement is from July 19, 1996 to July 19, 1999, and it provides that he shall serve as a director and an officer of the Company and will perform such other duties as may be assigned to him by the Board of Directors of the Company. In accordance with the provisions of his employment agreement, Mr. Woodard will be paid a base salary of $100,000 per year throughout the term of such agreement. Mr. Woodard's employment agreement may be terminated at any time by the Company for cause or for breach of such agreement by Mr. Woodard.

  The term of Mr. Crays' employment agreement is from April 24, 1997 to April 24, 1999 and will automatically be renewed for a one-year term each year thereafter unless terminated by either party upon sixty days' notice. The Company also retains the right to terminate Mr. Crays' agreement at any time upon his disability, or with or without cause, and Mr. Crays retains the right to terminate his agreement with or without good reason or in the event of a change in control of the Company. Depending on the circumstances of an early termination, Mr. Crays may be entitled to specified cash payments as calculated in accordance with the terms of his agreement. Mr. Crays' agreement provides that he will serve as Vice President and Chief Financial Officer of the Company and will perform such other duties as may be assigned to him by the Board of Directors or President of the Company. Mr. Crays is paid a base salary of $85,000 per year throughout the term of such agreement. Mr. Crays' employment agreement also provides that, after any increase in his salary, such salary may not be subsequently decreased during the remaining term of such agreement.

STOCK INCENTIVE PLAN

  In September 1997, the Company adopted and its shareholders approved the Stock Incentive Plan (the "Incentive Plan") to provide long-term incentives to its key employees and officers and directors who are employees of the Company (the "Eligible Employees") and non-employee directors. Under the Incentive Plan, which is administered by the Compensation Committee of the Board of Directors, the Company may grant incentive stock options, non-qualified stock options, restricted stock, other stock-based awards or any combination thereof (the "Incentives") to Eligible Employees. The Compensation Committee will establish the exercise price of any stock options granted to Eligible Employees under the Incentive Plan, but the exercise price may not be less than the fair market value of the Common Stock on the date of grant. The option exercise price may be paid in cash, in Common Stock, in a combination of cash and Common Stock, or through a broker-assisted exercise arrangement approved by the Compensation Committee.

  A total of 1,500,000 shares of Common Stock are available for issuance under the Incentive Plan. Incentives with respect to no more than 400,000 shares of Common Stock may be granted to any single Eligible Employee in one calendar year. Proportionate adjustments will be made to the number of shares subject to the Incentive Plan, including the shares subject to outstanding Incentives, in the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the Common Stock. In the event of such adjustments, the purchase price of any outstanding option, the performance objectives of any Incentive, and the shares of Common Stock issuable pursuant to any Incentive will be adjusted as and to the extent appropriate, in the reasonable discretion of the Compensation Committee, to provide participants with the same relative rights before and after such adjustment.

  Restricted stock consists of shares of Common Stock that are transferred to a participant for past services but subject to restrictions regarding their sale, pledge or other transfer by the participant for a specified period (the "Restricted Period"). The Compensation Committee has the power to determine the number of shares to be transferred to a participant as restricted stock. All shares of restricted stock will be subject to such restrictions as the Compensation Committee may designate in the incentive agreement with the participant, including, among other things, that the shares of Common Stock are required to be forfeited or resold to the Company in the event of termination of employment or in the event specified performance goals or targets are not met. A Restricted Period of at least three years is required, except that if vesting is subject to the attainment of performance goals, a minimum Restricted Period of one year is required. Subject to the restrictions provided in the incentive agreement, each participant receiving restricted stock will have the rights of a shareholder with respect thereto, including voting rights and rights to receive dividends. To the extent that restricted stock is intended to vest based upon the achievement of pre-established performance goals rather than solely upon continued employment over a period of time, the performance goals pursuant to which the restricted stock shall vest shall be any or a combination of the following performance measures: earnings per share, return on assets, an economic value added measure, shareholder return, earnings, stock price, return on equity, return on total capital, safety performance, reduction of expenses or increase in cash flow of the Company, a division of the Company or a subsidiary. For any performance period, such performance objectives may be measured on an absolute basis or relative to a group of peer companies selected by the Compensation Committee, relative to internal goals or relative to levels attained in prior years.

  The Compensation Committee is authorized to grant to Eligible Employees another stock-based award ("Other Stock-Based Award"), which consists of an award, the value of which is based in whole or in part on the value of shares of Common Stock, other than a stock option or a share of restricted stock. Other Stock-Based Awards may be awards of shares of Common Stock or may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock. The Compensation Committee shall determine the terms and conditions of any such Other Stock-Based Award and may provide that such awards would be payable in whole or in part in cash. Except in the case of an Other Stock-Based Award granted in assumption of or in substitution for an outstanding award of a company acquired by the Company or with which the Company combines, the price at which securities may be purchased pursuant to any Other Stock-Based Award or the provision, if any, of any such award that is analogous to the purchase or exercise price, shall not be less than 100% of the fair market value of the securities to which such award relates on the date of grant. In the sole and complete discretion of the Compensation Committee, an Other Stock-Based Award may provide the holder thereof with dividends or dividend equivalents, payable in cash or shares of Common Stock on a current or deferred basis. Other Stock-Based Awards intended to qualify as "performance-based compensation" shall be paid based upon the achievement of pre-established performance goals. The performance goals pursuant to which Other Stock-Based Awards shall be earned shall be any or a combination of the following performance measures: earnings per share, return on assets, an economic value added measure, shareholder return, earnings, stock price, return on equity, return on total capital, safety performance, reduction of expenses or increase in cash flow of the Company, a division of the Company or a subsidiary. For any performance period, such performance goals may be measured on an absolute basis or relative to a group of peer companies selected by the Compensation Committee, relative to internal goals or relative to levels attained in prior years. The grant of an Other Stock-Based Award to a participant shall not create any rights in such participant as a shareholder of the Company, until the issuance of shares of Common Stock with respect to such Other Stock-Based Award.

  To assist a participant in acquiring shares of Common Stock pursuant to an Incentive granted under the Incentive Plan, the Compensation Committee may authorize the extension of a loan by the Company to the participant to cover the aggregate purchase price of such shares and the maximum tax liability that arises in connection with the Incentive. The terms of any such loan will be determined by the Compensation Committee.

  The Compensation Committee may also grant a tax benefit right to a participant under the Incentive Plan. A tax benefit right entitles the holder thereof to receive from the Company an amount in cash not to exceed the product of (i) any ordinary income that the participant may realize as the result of the exercise of an option granted under the Incentive Plan or the grant or vesting of restricted stock or Other Stock-Based Awards under the Incentive Plan, including any income realized as a result of the receipt of such tax benefit right, and (ii) the then applicable highest stated federal and state tax rate for individuals. The terms of any such tax benefit right will be determined by the Compensation Committee.

  Upon consummation of the Offering, each director who is not an employee of the Company (an "Outside Director") will be granted under the Incentive Plan a non-qualified stock option to purchase 10,000 shares of Common Stock at an exercise price equal to the initial per share public offering price. Each person who subsequently becomes an Outside Director will be granted under the Incentive Plan, effective as of the date that he or she becomes an Outside Director, a non-qualified stock option to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of a share of Common Stock as of that date. In 1998 and in each subsequent year during which the Incentive Plan is in effect and a sufficient number of shares of Common Stock are available thereunder, each person who is an Outside Director as of the day following the annual meeting of Company stockholders in such year will be granted under the Incentive Plan a non-qualified stock option to purchase 5,000 shares of Common Stock at an exercise price equal to the fair market value of a share of Common Stock as of such date. Each non-qualified stock option granted to an Outside Director shall become fully exercisable on the first anniversary of its grant and shall expire on the tenth anniversary of its grant, unless such Outside Director terminates his position as a Company director, in which event such Outside Director's then exercisable non-qualified stock options will expire within three months after his termination or, if his termination is a result of his death, disability or retirement after the age of 65, within eighteen months after his termination, but in no event later than the tenth anniversary of the grant thereof.

  All outstanding stock options granted under the Incentive Plan will automatically become fully exercisable, all restrictions or limitations on any Incentives will lapse and all performance criteria and other conditions relating to the payment of Incentives will be deemed to be achieved or waived by the Company upon (i) approval by the shareholders of the Company of a reorganization, merger or consolidation of the Company or sale of all or substantially all of the assets of the Company, unless (x) all or substantially all of the individuals and entities who were the beneficial owners of the Company's outstanding Common Stock and voting securities entitled to vote generally in the election of directors immediately prior to such transaction have direct or indirect beneficial ownership, respectively, of more than 50% of the then outstanding shares of common stock and more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the resulting corporation; (y) except to the extent that such ownership existed prior to the transaction, no person (excluding any corporation resulting from the transaction or any employee benefit plan or related trust of the Company or the resulting corporation) beneficially owns, directly or indirectly, 30% or more of the then outstanding shares of common stock of the resulting corporation or 30% or more of the combined voting power of the then outstanding voting securities of the resulting corporation; or (z) a majority of the board of directors of the resulting corporation were members of the Company's board of directors at the time of the execution of the initial agreement or of the action of the Board providing for the transaction; (ii) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; (iii) a person or group of persons becoming the beneficial owner of more than 50% of the Company's Common Stock (subject to certain exceptions); or (iv) the individuals who as of the adoption of the Incentive Plan constitute the Board (the "Incumbent Board") or who subsequently become a member of the Board with the approval of at least a majority of the directors then comprising the Incumbent Board other than in connection with an actual or threatened election contest cease to constitute at least a majority of the Board (each, a "Significant Transaction").

  The Compensation Committee also has the authority to take several actions regarding outstanding Incentives upon the occurrence of a Significant Transaction, including (i) requiring that all outstanding options remain exercisable only for a limited time, (ii) making equitable adjustments to Incentives as the Compensation Committee deems in its discretion necessary to reflect the Significant Transaction or (iii) providing that an option under the Incentive Plan shall become an option relating to the number and class of shares of stock or other securities or property (including cash) to which the participant would have been entitled in connection with the Significant Transaction if the participant had been immediately prior to the Significant Transaction the holder of record of the number of shares of Common Stock then covered by such options.

  When an optionee exercises a non-qualified option, the difference between the exercise price and any higher fair market value of the Common Stock on the date of exercise will be ordinary income to the optionee (subject to withholding) and will generally be allowed as a deduction at that time for federal income tax purposes to the Company.

  Any gain or loss recognized by an optionee on disposition of the Common Stock acquired upon exercise of a non-qualified option will generally be capital gain or loss to the optionee. Under recent amendments to the Code, the maximum capital gains rate for individuals on gain on certain assets, such as shares of Common Stock, which are sold after July 28, 1997 and which are held for more than eighteen months is reduced to 20%. The optionee's basis in the Common Stock for determining gain or loss on the disposition will be the fair market value of the Common Stock determined generally at the time of exercise. The disposition by an optionee of Common Stock acquired upon exercise of a non-qualified option will not result in any additional federal income tax consequences to the Company.

  When an optionee exercises an incentive stock option while employed by the Company or a subsidiary or within three months after termination of employment by reason of retirement or death (one year for disability), no ordinary income will be recognized by the optionee at that time, but the excess (if any) of the fair market value of the Common Stock acquired upon such exercise over the option price will be an adjustment to taxable income for purposes of the federal alternative minimum tax applicable to individuals. If the Common Stock acquired upon exercise of the incentive stock option is not disposed of prior to the expiration of one year after the date of acquisition and two years after the date of grant of the option, the excess (if any) of the sale proceeds over the aggregate option exercise price of such Common Stock will be long-term capital gain, but the Company will not be entitled to any tax deduction with respect to such gain. Generally, if the Common Stock is disposed of prior to the expiration of such periods (a "Disqualifying Disposition"), the excess of the fair market value of such Common Stock at the time of exercise over the aggregate option exercise price (but not more than the gain on the disposition if the disposition is a transaction on which a loss, if realized, would be recognized) will be ordinary income at the time of such Disqualifying Disposition (and the Company will generally be entitled to a federal income tax deduction in a like amount). Any gain realized by the optionee as the result of a Disqualifying Disposition that exceeds the amount treated as ordinary income will be capital gain. If an incentive stock option is exercised more than three months after termination of employment (one year for disability), the federal income tax consequences are the same as described above for non-qualified stock options.

  If the exercise price of an option is paid by the surrender of previously owned shares, the basis of the previously owned shares carries over to the shares received in replacement therefor. If the option is a non-qualified option, the income recognized on exercise is added to the basis. If the option is an incentive stock option, the optionee will recognize gain if the shares surrendered were acquired through the exercise of an incentive stock option and have not been held for the applicable holding period. This gain will be added to the basis of the shares received in replacement of the previously owned shares.

  Awards under the Incentive Plan that are granted, accelerated or enhanced upon the occurrence of a change of control may give rise, in whole or in part, to excess parachute payments within the meaning of Section 280G of the Internal Revenue Code of 1986 (the "Code") to the extent that such payments, when aggregated with other payments subject to Section 280G, exceed the limitations contained therein. Such excess parachute payments will be nondeductible to the Company and subject the recipient of the payments to a 20% excise tax.

  If permitted by the Compensation Committee, at any time that a participant is required to pay the Company the amount required to be withheld under applicable tax laws in connection with the exercise of a stock option, the participant may elect to have the Company withhold from the shares that the participant would otherwise receive shares of Common Stock having a value equal to the amount to be withheld. This election must be made prior to the date on which the amount of tax to be withheld is determined.

  The foregoing discussion summarizes the federal income tax consequences pertaining to stock options granted under the Incentive Plan based on current provisions of the Code, which are subject to change. This summary does not cover any foreign, state or local tax consequences of participation in the Incentive Plan.

  The following table sets forth information about the stock options that are anticipated to be granted pursuant to the provisions of the Incentive Plan in 1997 to (i) each of the Named Executive Officers, (ii) all executive officers as a group, (iii) all directors who are not executive officers as a group and
(iv) all employees other than the executive officers as a group (which includes all non-executive officers). Each such stock option will have an exercise price equal to the initial per share public offering price.

                               NEW PLAN BENEFITS
                             STOCK INCENTIVE PLAN

                                                               NUMBER OF SHARES
                                                               OF COMMON STOCK
                     NAME AND POSITION                        UNDERLYING OPTIONS
                     -----------------                        ------------------
David A. Jeansonne, Chairman of the Board and Chief
 Executive Officer..........................................             0
Roger E. Thomas, President..................................       300,000(a)
Allen R. Woodard, Vice President--Marketing & Business
 Development and Secretary..................................       300,000(a)
R. Patrick Morris, Vice President and General Manager of the
 Aviation Division..........................................        25,000(b)
Executive Officer Group.....................................       625,000
Non-Executive Officer Director Group........................        30,000(c)
Non-Executive Officer Employee Group........................       317,000(b)

--------
(a) These options will become exercisable in equal installments on each of July 18, 1998 and 1999 and will remain exercisable until the tenth anniversary of the grant date thereof.
(b) These options generally will become exercisable in four equal installments on each of the first four anniversaries of the grant date thereof and will remain exercisable until the tenth anniversary of such grant date.
(c) Each such stock option will become exercisable in full on the first anniversary of the grant date thereof and will remain exercisable until the tenth anniversary of such grant date.

OTHER STOCK OPTIONS

  Prior to the adoption of the Incentive Plan, individual grants of options on Company securities were made in 1997 to four employees of the Company who are not Named Executive Officers. The grants, as adjusted in connection with the Share Exchange, cover a total of 118,018 shares of Common Stock at an option exercise price of $2.28 per share, including an award to Mr. Crays for 54,567 shares of Common Stock at such exercise price. The options granted to the four employees in 1997 are exercisable in three equal installments on the first, second and third anniversaries of the date of grant and remain exercisable until the tenth anniversary of the date of grant, provided the holder is employed by the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors had no Compensation Committee or other committee performing similar functions in 1996. Max B. Hoyt and Ted W. Hoyt, who were former officers of the Company, and Messrs. Jeansonne, Thomas and Woodard participated in deliberations of the Board of Directors during 1996 concerning executive officer compensation.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

  As permitted by Louisiana Law, the Company's Articles of Incorporation contain certain provisions eliminating the personal liability of the directors and officers to the Company and its shareholders for monetary damages for breaches of their fiduciary duties as directors or officers, except for (i) a breach of a director's or officer's duty of loyalty to the Company or to its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are illegal under Louisiana law and (iv) any transaction from which he or she receives an improper personal benefit. In addition, the Articles of Incorporation provide that if Louisiana law is amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of the directors or officers shall be eliminated or limited to the fullest extent permitted by Louisiana law, as amended. These provisions pertain only to breaches of duty by directors or officers in such capacities and limit liability only for breaches of fiduciary duties under Louisiana corporate law and not for violations of other laws such as the federal securities laws.

  As a result of the inclusion of such provisions, shareholders may be unable to recover monetary damages against directors or officers for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions may have the effect of reducing the likelihood of derivative litigation against directors or officers that might have benefitted the Company.

  The Company believes that such provisions are necessary to attract and retain qualified individuals to serve as directors and officers. In addition, such provisions will allow directors and officers to perform their duties in good faith without undue concern about personal liability if a court finds their conduct to have been negligent or grossly negligent. On the other hand, the potential remedies available to a Company shareholder will be limited, and it is possible, although unlikely, that directors and officers protected by these provisions may not demonstrate the same level of diligence or care that they would otherwise demonstrate.

  The Company's By-laws require the Company to indemnify its directors and officers against certain expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been directors and officers, subject to certain conditions and limitations.

  In addition, each of the Company's directors and executive officers has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as a director or executive officer that are in excess of the coverage provided by such insurance; provided that the director or executive officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to the Registration Statement of which this Prospectus forms a part. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth, as of September 30, 1997, certain information regarding beneficial ownership of the Common Stock (assuming the Share Exchange had occurred on such date) by (i) each of the Named Executive Officers, (ii) each director of the Company who beneficially owns shares,
(iii) all of the Company's directors and executive officers as a group and
(iv) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock. Unless otherwise indicated, the Company believes that the shareholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such shareholders.

                                                                 PERCENT OF
                                                                 OUTSTANDING
                                                                COMMON STOCK
                                                              -----------------
                                                NUMBER OF
                                                  SHARES       BEFORE   AFTER
                                               BENEFICIALLY     THE      THE
           NAME OF BENEFICIAL OWNER               OWNED       OFFERING OFFERING
           ------------------------            ------------   -------- --------
Advantage Capital(a)..........................   7,787,162(b)   64.9%    50.2%
Steven T. Stull(c)............................   7,787,162(d)   64.9%    50.2%
David A. Jeansonne(e).........................   1,379,922(f)   11.5%     8.9%
Roger E. Thomas(e)............................   1,286,333(g)   10.7%     8.3%
Allen R. Woodard(e)...........................   1,392,083(h)   11.6%     9.0%
R. Patrick Morris.............................          --(i)     --       --
All directors and executive officers as a
 group (8 persons)............................  11,845,500(j)   98.7%    76.4%

--------
(a) Advantage Capital consists of a series of institutional venture capital funds under common ownership and control. The address of Advantage Capital is 909 Poydras Street, Suite 2230, New Orleans, Louisiana 70112.
(b) Of such 7,787,162 shares, 293,983 are held by Advantage Capital Partners Limited Partnership, of which Advantage Capital Corporation is the general partner; 993,831 are held by Advantage Capital Partners II Limited Partnership, of which Advantage Capital Corporation is the general partner; 1,616,060 are held by Advantage Capital Partners III Limited Partnership, of which Advantage Capital Management Corporation is the general partner; 3,025,697 are held by Advantage Capital Partners IV Limited Partnership, of which Advantage Capital Financial Company, L.L.C. is the general partner; and 1,857,591 are held by Advantage Capital Partners V Limited Partnership, of which Advantage Capital Advisors, L.L.C. is the general partner.
(c) The address of Mr. Stull is c/o Advantage Capital, 909 Poydras Street, Suite 2230, New Orleans, Louisiana 70112.
(d) All shares are held by the Advantage Capital companies referred to in note
    (b). Mr. Stull is the majority shareholder of each of the general partners referred to in note (b).
(e) The address of Messrs. Jeansonne, Thomas, Morris and Woodard is c/o OMNI Energy Services Corp., 4484 NE Evangeline Thruway, Carencro, Louisiana 70520.
(f) Of such shares, 1,080,017 are held by American Aviation of which Mr. Jeansonne owns 90% of the common stock.
(g) Includes a total of 158,625 shares of Common Stock held by Mr. Thomas's adult children. Mr. Thomas disclaims beneficial ownership of such shares.
(h) Includes a total of 105,750 shares of Common Stock held by Mr. Woodard's minor children.
(i) Not included are any of the shares referred to in note (f) above as held by American Aviation, of which Mr. Morris is a 10% stockholder and an officer.
(j) See notes (d), (f), (g), (h) and (i) above.

                             CERTAIN TRANSACTIONS

  On July 19, 1996, OMNI Geophysical acquired substantially all of the assets of OGC, of which Mr. Jeansonne is a director, executive officer and principal shareholder. The purchase price was approximately $13.3 million, of which $11 million was paid in cash and $2.3 million was paid by the delivery of a subordinated note. The cash portion was financed through the issuance by OMNI Geophysical of 4,000 of its 10% participating units to Advantage Capital for $4.0 million and the proceeds from a $7 million asset-based loan. Since the OGC Acquisition, Advantage Capital purchased additional common units and 1,000 15% participating preferred units of OMNI Geophysical for an aggregate of $1.1 million. See "Principal Shareholders."

  OGC and OMNI Geophysical have made cash dividends and distributions to provide cash returns to their securityholders as well as to fund federal and state income tax liabilities. Dividends to OGC shareholders totaled $765,250 during 1995 and $881,200 during the 201-day period ended July 19, 1996. Distributions to OMNI Geophysical members totaled $18,810 during the 165-day period ended December 31, 1996 and $320,642 during the six months ended June 30, 1997.

  Prior to the Share Exchange, all of the undistributed earnings of OMNI Geophysical through the date of the Share Exchange will be distributed to the current members of OMNI Geophysical. At June 30, 1997, OMNI Geophysical's undistributed earnings totaled approximately $3.7 million. Management estimates that it will have additional undistributed earnings of approximately
$      million, for an aggregate of $      million, at the time of the Share
Exchange. Prior to the Share Exchange, OMNI Geophysical will also repurchase all of the outstanding preferred units of OMNI Geophysical for $5.0 million.

  Effective July 1, 1997, the Company purchased substantially all of the assets of American Aviation, a corporation of which Mr. Jeansonne is the president and chief executive officer and holder of 90% of the outstanding shares and Mr. Morris is a vice president and holder of 10% of the outstanding shares. American Aviation was formed on November 1, 1995. In connection with the transaction, American Aviation received 10,213 common units of OMNI Geophysical, $0.5 million in cash and a $1 million subordinated note that bears interest at 8.5% and is payable upon demand by the note holder subject to certain restrictions included in the Company's primary lending agreements. This note will be repaid with a portion of the proceeds of the Offering. The Company also assumed approximately $6.7 million of indebtedness of American Aviation, including $3.4 million owed to Mr. Jeansonne for working capital advances. All of the assumed indebtedness was repaid at the time of the acquisition with borrowings from Hibernia National Bank, which will be repaid with a portion of the net proceeds of the Offering. Prior to such transaction, OMNI Geophysical had purchased a Bell 206B-III helicopter from American Aviation for $526,000.

  The Company was formed on September 11, 1997, solely to facilitate the Offering. Immediately prior to completion of the Offering, the holders of common units in OMNI Geophysical and the Company will consummate the Share Exchange, pursuant to which such unitholders will exchange all of their common units for 12,000,000 shares of Common Stock.

  Since the OGC Acquisition, OMNI Geophysical has leased the land and building in which its headquarters are located under an agreement with OGC that also contains an option to buy such property. OMNI Geophysical paid $25,000 under this lease during 1996 and $30,000 in the six months ended June 30, 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 45,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, issuable in series (the "Preferred Stock"). Upon completion of the Share Exchange immediately prior to the consummation of the Offering, the Company will have 12,000,000 shares of Common Stock outstanding, which will be held of record by approximately 15 persons. No shares of Preferred Stock will be outstanding. Prior to the Offering, there has been no public market for the Common Stock. Although application has been made to have the Common Stock listed on the Nasdaq National Market, there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. See "Risk Factors--No Prior Market; Possible Volatility of Market Price." The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Articles of Incorporation and By-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders; shareholders may not cumulate votes for the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company currently does not intend to declare or pay dividends for the foreseeable future. In addition, several of the Company's credit arrangements restrict distributions to the Company's shareholders. See "Risk Factors--Dividends" and "Dividend Policy." Upon the dissolution, liquidation or winding up of the Company, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of Common Stock have no preemptive, subscription or conversion rights and are not subject to further calls or assessments or rights of redemption by the Company. The shares of Common Stock to be issued in the Share Exchange and in the Offering will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors has the authority, without approval of the shareholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters with respect to the Preferred Stock that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

  One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Articles of Incorporation grant the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued that would entitle holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes,
(iii) to elect directors having terms
of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

  In addition, certain other charter provisions that are described below may have the effect of, either alone or in combination with each other or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN CHARTER AND BY-LAW PROVISIONS

  Advance Notice of Intention to Nominate a Director. The Articles of Incorporation and By-laws permit a shareholder to nominate a person for election as a director only if written notice of such shareholder's intent to make a nomination has been given to the Secretary of the Company not less than 45 days or more than 90 days prior to an annual meeting; however, if less than 55 days notice is given of the meeting, notice by the shareholder must be received on the 10th day after notice of the meeting was given. This provision also requires that the shareholder's notice set forth, among other things, a description of all arrangements or understandings between the nominee and the shareholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, had the nominee been nominated by the Board of Directors of the Company. Any nomination that fails to comply with these requirements may be disqualified.

  Shareholders' Right to Call Special Meeting. The Articles of Incorporation and By-laws provide that a special shareholders' meeting may be requested by a shareholder or group of shareholders holding in the aggregate 50% or more of the Company's total voting power.

  Shareholder Action by Unanimous Consent. Under Louisiana law, unless a corporation's articles of incorporation specify otherwise, shareholders may only act at a duly called meeting or by unanimous written consent. The Company's Articles of Incorporation do not contain a provision permitting action by a consent signed by less than all shareholders.

  Removal of Directors; Filling Vacancies on Board of Directors. The Articles of Incorporation and By-laws provide that any director elected by holders of the Common Stock may be removed at any time, with or without cause, by a majority vote of the entire Board of Directors. In addition, any director or the entire Board may be removed at any time with or without cause by a vote of the holders of not less than two-thirds of the total voting power held by all holders of voting stock present or represented at a special stockholders' meeting called for that purpose. "Cause" is defined for these purposes as conviction of a felony involving moral turpitude or adjudication of gross negligence or misconduct in the performance of duties in a matter of substantial importance to the Company. The Articles of Incorporation and By-laws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of two-thirds of the directors remaining in office, provided the shareholders shall have the right, at any special meeting called for that purpose prior to such action by the Board, to fill the vacancy.

  Adoption and Amendment of By-laws. The Articles of Incorporation provide that the By-laws may be (i) adopted only by a majority vote of the Board of Directors and (ii) amended or repealed by either a majority vote of the entire Board of Directors or the holders of two-thirds of the total voting power present or represented at any shareholders' meeting. Any provisions amended or repealed by the shareholders may be re-amended or re-adopted by the Board of Directors.

  Consideration of Tender Offers and Other Extraordinary Transactions. Under Louisiana law, the Board of Directors, when considering a tender offer, exchange offer, merger or consolidation, may consider, among other factors, the social and economic effects of the proposal on the Company, its subsidiaries and their respective employees, customers, creditors and communities.

  Amendment of Certain Provisions of the Articles of Incorporation; Other Corporate Action. The Company's Articles of Incorporation require, unless the action has been approved by a majority vote of the entire Board of Directors, the affirmative vote of not less than 80% of the total voting power of the Company to amend, alter or repeal the provisions of the Articles of Incorporation relating to (i) the filling of vacancies and removal of the Board of Directors, (ii) amendments to the By-laws, (iii) the Company's election not to be governed by certain Louisiana laws relating to business combinations, (iv) limitation of liability and indemnification of directors and officers, (v) amendments to the Articles of Incorporation and (vi) the calling of meetings of shareholders. An amendment to the Articles of Incorporation not affecting any of such provisions may be approved by vote of a majority of the voting power present or represented at a meeting of shareholders. The Articles of Incorporation also require the vote of 80% of the total voting power to approve an amendment or a repeal of any provisions of the Articles of Incorporation in a way that would reduce the limitation of liability or indemnification of any person or power of the Board of Directors with respect thereto provided for in the Articles of Incorporation. Unless approved by a vote of at least a majority of the Board of Directors, a merger, consolidation, sale of all or substantially all of the assets or a voluntarily dissolution of the Company may be authorized only by the affirmative vote of the holders of 80% of the total voting power. If approved by two-thirds of the entire Board of Directors, any such action may be authorized by vote of a majority of the voting power present or represented at a meeting of shareholders.

  The provisions of the Company's Articles of Incorporation and By-laws summarized in the preceding paragraphs may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in the payment of a premium over the market price for the shares of Common Stock held by such shareholder.

  Louisiana Control Share Acquisition Statute. The Louisiana Control Share Acquisition Statute provides that any shares acquired by a person or group (an "Acquiror") in an acquisition that causes such person or group to have the power to direct the exercise of voting power in the election of directors in excess of 20%, 33 1/3% or 50% thresholds shall have only such voting power as shall be accorded by the holders of all shares other than "interested shares," as defined below, at a meeting called for the purpose of considering the voting power to be accorded to such shares. "Interested shares" include all shares as to which the Acquiror, any officer of a company and any director of a company who is also an employee of a company may exercise or direct the exercise of voting power. If a meeting of shareholders is held to consider the voting rights to be accorded to any Acquiror and the shareholders do not vote to accord voting rights to such shares, a company may have the right to redeem the shares held by the Acquiror for their fair value. The statute permits the articles of incorporation or by-laws of a company to exclude from the statute's application acquisitions occurring after the adoption of the exclusion. The Company's By-laws do contain such an exclusion; however, the Company's Board of Directors or shareholders, by amendment to this provision of the By-laws, could reverse this election.

LIMITATIONS ON FOREIGN OWNERSHIP OF COMPANY STOCK

  The Company's Articles of Incorporation contain provisions designed to assure that not more than 24% of its outstanding shares of Common Stock are owned by persons who are not U.S. citizens. The Articles of Incorporation provide that any transfer or purported transfer of shares of Common Stock that would result in the ownership by persons who are not U.S. citizens of more than 24% of the then outstanding shares of Common Stock will not become effective against the Company, and the Company has the power to deny voting and dividend rights with respect to such shares and, at its option, to redeem such shares.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is       .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 15,500,000 shares of Common Stock outstanding. The 3,500,000 shares of Common Stock sold in the Offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) will be freely transferable without restriction under the Securities Act by persons who are not deemed to be affiliates of the Company or acting as underwriters, as those terms are defined in the Securities Act. The remaining 12,000,000 shares of Common Stock held by existing shareholders were acquired in transactions not requiring registration under the Securities Act and will be "restricted" stock within the meaning of Rule 144. Consequently, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, if at least one year has elapsed since shares of Common Stock that constitute restricted stock were last acquired from the Company or an affiliate of the Company, the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the total shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If at least two years have elapsed since the shares were last acquired from the Company or an affiliate, a person who has not been an affiliate of the Company at any time during the three months preceding the sale is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company. None of the 12,000,000 shares of restricted stock within the meaning of Rule 144 held by existing shareholders of the Company will be eligible for sale in reliance on Rule 144 until one year after the date of the Share Exchange.

  The Company, Advantage Capital and each of its directors and its executive officers have agreed that they will not, with certain limited exceptions, issue, offer for sale, sell, or otherwise dispose of any shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans) for 180 days following the date of this Prospectus without the prior written consent of Lehman Brothers Inc. See "Underwriting."

  Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc., Prudential Securities Incorporated and Raymond James & Associates, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                        NUMBER
                                UNDERWRITERS                           OF SHARES
                                ------------                           ---------
      Lehman Brothers Inc.............................................
      Prudential Securities Incorporated..............................
      Raymond James & Associates, Inc.................................
                                                                       ---------
        Total......................................................... 3,500,000
                                                                       =========

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page hereof, and to certain dealers at such initial public offering price less a selling concession not in
excess of $    per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain other
Underwriters or to certain other brokers or dealers. After the initial offering to the public, the offering price and other selling terms may be changed by the Representatives.

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, including the condition that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Commission and that there has been no material adverse change or development involving a prospective material adverse change in the condition of the Company from that set forth in the Registration Statement otherwise than as set forth or contemplated in this Prospectus, and that certain certificates, opinions and letters have been received from the Company and its counsel. The Underwriters are obligated to take and pay for all of the above shares of Common Stock if any such shares are taken.

  The Company and the Underwriters have agreed in the Underwriting Agreement to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that such parties may be required to make in respect thereof.

  The Company has granted to the Underwriters an option to purchase up to an additional 525,000 shares of Common Stock, exercisable solely to cover over-allotments, at the initial public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock that is proportionate to such Underwriter's initial commitment as indicated on the preceding table.

  The Company, Advantage Capital and the executive officers and directors of the Company have agreed that they will not, without the prior written consent of Lehman Brothers Inc., during the 180 days following the date of this Prospectus, (i) offer for sale, sell, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, other than in the case of the Company, shares issued or options granted pursuant to the Stock Incentive Plan or (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Common Stock; provided, however, that the Company may issue shares of Common Stock in connection with the acquisition of American Helicopter.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales in excess of five percent of the total number of shares offered hereby to accounts over which they exercise discretionary authority.

  Until the distribution of the Common Stock is completed, the rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  In addition, if the Representatives over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with the Offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are recent financial and operating results of the Company, the proposed capital structure, assets and liabilities of the Company, estimates of the business potential and earnings prospects of the Company, the prospects for the industry in which the Company operates, an assessment of the Company's management, consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price will be subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

  The balance sheet of OMNI Energy Services Corp. as of September 15, 1997; the financial statements of OMNI Geophysical as of December 31, 1996 and for the 165-day period ending December 31, 1996; the financial statements of OGC as of December 31, 1995 and for the 201-day period ending July 19, 1996 and the years ended December 31, 1994 and 1995; and the financial statements of American Aviation as of December 31, 1996 and for the year ended December 31, 1996 and the 61-day period ending December 31, 1995 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of such firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits filed therewith, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov).

  The Company will be required to file reports and other information with the Commission pursuant to the Securities Exchange Act of 1934, as amended. The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OMNI Energy Services Corp.
  Report of Independent Public Accountants................................  F-2
  Balance Sheet as of September 15, 1997..................................  F-3
  Note to Balance Sheet...................................................  F-3
OMNI Geophysical, L.L.C. (Successor) and OMNI Geophysical Corporation
 (Predecessor)
  Report of Independent Public Accountants................................  F-4
  Consolidated Balance Sheets as of December 31, 1996 and 1995, and June
   30, 1997 (unaudited)...................................................  F-5
  Consolidated Statements of Income for the 165-day period ended December
   31, 1996, the 201-day period ended July 19, 1996, the years ended
   December 31, 1995 and 1994, and the six months ended June 30, 1997 and
   1996 (unaudited).......................................................  F-7
  Consolidated Statements of Changes in Equity for the 165-day period ended December 31, 1996, the 201-day period ended July 19, 1996, the years ended December 31, 1995 and 1994, and the six months ended June
   30, 1997 (unaudited)...................................................  F-8
  Consolidated Statements of Cash Flows for the 165-day period ended
   December 31, 1996, the 201-day period ended July 19, 1996, the years ended December 31, 1995 and 1994, and the six months ended June 30,
   1997 and 1996 (unaudited)..............................................  F-9
  Notes to Financial Statements........................................... F-10
American Aviation Incorporated
  Report of Independent Public Accountants................................ F-16
  Balance Sheets as of December 31, 1996 and 1995 and June 30, 1997
   (unaudited)............................................................ F-17
  Statements of Income for the year ended December 31, 1996, the period from inception (November 1, 1995) through December 31, 1995, and the six months ended June 30, 1997 and 1996 (unaudited).................... F-18
  Statements of Changes in Equity for the year ended December 31, 1996, the period from inception (November 1, 1995) through December 31, 1995, and the six months ended June 30, 1997 (unaudited)..................... F-19
  Statements of Cash Flows for the year ended December 31, 1996, the period from inception (November 1, 1995) through December 31, 1995, and the six months ended June 30, 1997 and 1996 (unaudited)................ F-20
  Notes to Financial Statements........................................... F-21
Pro Forma Statements (unaudited)
  Headnote to Pro Forma Statements........................................ F-24
  Pro Forma Condensed Consolidated Statement of Income for the six months ended June 30, 1997.................................................... F-25
  Pro Forma Condensed Consolidated Statement of Income for the year ended
   December 31, 1996...................................................... F-26
  Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1997...... F-27
  Notes to Pro Forma Condensed Consolidated Financial Statements.......... F-28

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To OMNI Energy Services Corp.:

  We have audited the accompanying balance sheet of OMNI Energy Services Corp. (a Louisiana corporation) as of September 15, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of OMNI Energy Services Corp. as of September 15, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
September 16, 1997

                          OMNI ENERGY SERVICES CORP.

                                 BALANCE SHEET

                              SEPTEMBER 15, 1997

                                 ASSETS
                                 ------
Cash....................................................................  $1,000
                                                                          ======
                          SHAREHOLDER'S EQUITY
                          --------------------
Preferred stock, par value $0.01 per share, 5,000,000 shares authorized,
 no shares issued and outstanding.......................................      --
Common stock, par value $0.01 per share, 45,000,000 shares authorized,
 1,000 shares issued and outstanding....................................  $   10
Additional paid-in capital..............................................     990
                                                                          ------
  Total shareholder's equity............................................  $1,000
                                                                          ======

  The accompanying note is an integral part of this financial statement.

                             NOTE TO BALANCE SHEET

  OMNI Energy Services Corp. (the "Company") was formed on September 11, 1997 and will issue 12,000,000 shares of its common stock in exchange for all of the outstanding common units of OMNI Geophysical, L.L.C. (the "Share Exchange"). Furthermore, at the completion of the Share Exchange, the Company will publicly offer for sale 3,500,000 shares of common stock. The Company will have no significant operations or assets prior to the Share Exchange.

  In September 1997, the Company adopted a Stock Incentive Plan (the "Plan") under which both qualified and nonqualified stock options, restricted stock, and other stock-based compensation awards may be granted. A total of 1,500,000 shares of common stock may be issued under the Plan. The Plan will be administered by a committee of the Board which selects the individuals eligible for the various incentives, and, as applicable, determines the number of shares, option price, vesting schedule, performance measurements and duration of the award. In the case of qualified options, the exercise price cannot be less than the fair market value on the date of grant. In connection with the Offering, the Company will issue options with exercise prices equal to the initial public offering price to purchase 972,000 shares of Common Stock to employees and directors of the Company.

  The Company plans to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," will not affect the Company's reported results of operations and will be included as separate pro forma disclosures only.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Omni Geophysical, L.L.C.:

  We have audited the accompanying consolidated balance sheets of Omni Geophysical, L.L.C., a Louisiana limited liability company (the "Company") and successor to Omni Geophysical Corporation ("predecessor"), and subsidiaries as of December 31, 1996, and the related consolidated statements of income, cash flows and changes in equity for the 165-day period ended December 31, 1996. In addition, we have audited the consolidated balance sheets of the predecessor and its subsidiaries as of December 31, 1995 and their consolidated statements of income, cash flows and changes in equity for each of the two years in the period then ended and the 201-day period ended July 19, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, (a) the financial position of Omni Geophysical, L.L.C. and subsidiaries as of December 31, 1996 and the results of their operations and cash flows for the 165-day period then ended and (b) the financial position of the predecessor and its subsidiaries as of December 31, 1995 and their results of operations and cash flows for each of the two years in the period then ended and for the 201-day period ended July 19, 1996, all in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
February 7, 1997

                           OMNI GEOPHYSICAL, L.L.C.

                          CONSOLIDATED BALANCE SHEETS

                 DECEMBER 31, 1995 AND 1996 AND JUNE 30, 1997

  The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased depreciation and amortization expense reported in future periods. Accordingly, the accompanying financial statements of the predecessor and the Company are not comparable in all material respects since those financial statements report the financial position, results of operations and cash flows of these two separate entities.

                                                                                                                   (NOTE 2)
                                                                            PREDECESSOR         SUCCESSOR          SUCCESSOR
                                                                            ------------ ------------------------ -----------
                                                                                                                   JUNE 30,
                                                                            DECEMBER 31, DECEMBER 31,  JUNE 30,      1997
                                  ASSETS                                        1995         1996        1997      PRO FORMA
                                  ------                                    ------------ ------------ ----------- -----------
                                                                                                      (UNAUDITED) (UNAUDITED)
CURRENT ASSETS:
  Cash.....................................................................  $  299,901  $    38,611  $ 1,971,517 $ 1,971,517
  Accounts receivable......................................................   2,457,423    4,565,399    8,374,561   8,374,561
  Parts and supply inventory...............................................     246,853      706,140    1,607,619   1,607,619
  Prepaid expenses and other...............................................     216,393      758,808      570,223     570,223
                                                                             ----------  -----------  ----------- -----------
    Total current assets...................................................   3,220,570    6,068,958   12,523,920  12,523,920
                                                                             ----------  -----------  ----------- -----------
PROPERTY AND EQUIPMENT, (Note 2):
  Land.....................................................................      32,400           --      358,514     358,514
  Building and improvements................................................     322,679       32,325       84,461      84,461
  Drilling, field and support equipment....................................   1,864,906   11,929,801   16,234,766  16,234,766
  Shop equipment...........................................................      36,648      120,964      175,253     175,253
  Helicopters..............................................................          --      526,000      526,000     526,000
  Vehicles.................................................................     747,203    1,384,715    1,973,197   1,973,197
  Construction in progress.................................................     138,040      461,264      808.722     808,722
                                                                             ----------  -----------  ----------- -----------
                                                                              3,141,876   14,455,069   20,160,913  20,160,913
  Less: accumulated depreciation...........................................     967,727      674,958    1,516,501   1,516,501
                                                                             ----------  -----------  ----------- -----------
                                                                              2,174,149   13,780,111   18,644,412  18,644,412
                                                                             ----------  -----------  ----------- -----------
OTHER ASSETS...............................................................      33,892      536,967      697,554     697,554
                                                                             ----------  -----------  ----------- -----------
    Total assets...........................................................  $5,428,611  $20,386,036  $31,865,886 $31,865,886
                                                                             ==========  ===========  =========== ===========


  The accompanying notes are an integral part of these financial statements.

                           OMNI GEOPHYSICAL, L.L.C.

                          CONSOLIDATED BALANCE SHEETS

                 DECEMBER 31, 1995 AND 1996 AND JUNE 30, 1997

  The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased depreciation and amortization expense reported in future periods. Accordingly, the accompanying financial statements of the predecessor and the Company are not comparable in all material respects since those financial statements report the financial position, results of operations and cash flows of these two separate entities.

                                                                                                                   (NOTE 2)
                                                                            PREDECESSOR         SUCCESSOR          SUCCESSOR
                                                                            ------------ ------------------------ -----------
                                                                                                                   JUNE 30,
                                                                            DECEMBER 31, DECEMBER 31,  JUNE 30,      1997
                          LIABILITIES AND EQUITY                                1995         1996        1997      PRO FORMA
                          ----------------------                            ------------ ------------ ----------- -----------
                                                                                                      (UNAUDITED) (UNAUDITED)
CURRENT LIABILITIES:
  Lines of credit (Note 4).................................................  $1,002,551  $        --  $        -- $        --
  Current maturities of long-term debt.....................................     514,294    2,500,409    2,985,239   2,985,239
  Accounts payable.........................................................     331,687    1,378,699    3,179,294   3,179,294
  Accrued expenses.........................................................     305,599      560,113    1,012,395   1,012,395
  Due to related parties...................................................      69,710       29,471       49,656      49,656
                                                                             ----------  -----------  ----------- -----------
   Total current liabilities...............................................   2,223,841    4,468,692    7,226,584   7,226,584
                                                                             ----------  -----------  ----------- -----------
LONG-TERM LIABILITIES:
  Long-term debt, less current maturities (Note 3).........................     341,466    8,458,227    9,850,048  18,472,058
  Revolving line of credit (Note 4)........................................          --    2,116,394    6,058,044   6,058,044
EQUITY:
 Predecessor--
  Common stock, no par value; 25,000,000 shares authorized; 2,000 issued
   and outstanding.........................................................       6,000           --           --          --
 Successor--
  Preferred units; $1,000 par value; 4,000 units, 10% participating, issued and outstanding at December 31, 1996; 4,000 units, 10% participating and
   1,000 units, 15% participating, issued and outstanding at June 30, 1997
   (liquidation preference of $4.2 million at December 31, 1996 and $5.4
   million at June 30, 1997)...............................................          --    4,000,000    5,000,000          --
  Common units, $.01 par value; 101,263 and 103,263 units issued and
   outstanding at December 31, 1996 and June 30, 1997, respectively........          --        1,013        1,033          --
  Additional paid-in capital...............................................          --           --       77,980          --
  Retained earnings........................................................   2,857,304    1,341,710    3,652,197          --
PRO FORMA SHAREHOLDERS' EQUITY:
  Preferred Stock, $.01 par value, 5,000,000 shares authorized; none issued
   and outstanding.........................................................          --           --           --          --
  Common Stock, $.01 par value, 45,000,000 shares authorized; 10,919,983
   issued and outstanding..................................................          --           --           --     109,200
                                                                             ----------  -----------  ----------- -----------
   Total equity............................................................   2,863,304    5,342,723    8,731,210     109,200
                                                                             ----------  -----------  ----------- -----------
   Total liabilities and equity............................................  $5,428,611  $20,386,036  $31,865,886 $31,865,886
--------------------------------------------------
                                                                             ==========  ===========  =========== ===========

  The accompanying notes are an integral part of these financial statements.

                           OMNI GEOPHYSICAL, L.L.C.

        CONSOLIDATED STATEMENTS OF INCOME FOR THE 165-DAY PERIOD ENDED DECEMBER 31, 1996, THE 201-DAY PERIOD ENDED JULY 19, 1996, THE YEARS ENDED DECEMBER 31, 1994 AND 1995, AND THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997

  The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased depreciation and amortization expense reported in future periods. Accordingly, the accompanying financial statements of the predecessor and the Company are not comparable in all material respects since those financial statements report the financial position, results of operations and cash flows of these two separate entities.

                                       PREDECESSOR                 SUCCESSOR    PREDECESSOR   SUCCESSOR
                          --------------------------------------  ------------  -----------  -----------
                                                       201-DAY
                                                       PERIOD       165-DAY     SIX MONTHS   SIX MONTHS
                           YEAR ENDED   YEAR ENDED      ENDED     PERIOD ENDED     ENDED        ENDED
                          DECEMBER 31, DECEMBER 31,   JULY 19,    DECEMBER 31,   JUNE 30,     JUNE 30,
                              1994         1995         1996          1996         1996         1997
                          ------------ ------------  -----------  ------------  -----------  -----------
                                                                                (UNAUDITED)  (UNAUDITED)
Operating Revenue.......   $7,267,640  $12,689,772   $10,016,687  $10,942,423   $8,820,423   $17,034,580
Operating expenses......    5,024,215    8,703,559     6,813,328    8,114,135    5,978,872    12,305,038
                           ----------  -----------   -----------  -----------   ----------   -----------
  Gross profit..........    2,243,425    3,986,213     3,203,359    2,828,288    2,841,551     4,729,542
General and
 administrative
 expenses...............    1,079,323    1,791,365       789,361    1,049,851      710,985     1,471,703
                           ----------  -----------   -----------  -----------   ----------   -----------
  Operating income......    1,164,102    2,194,848     2,413,998    1,778,437    2,130,566     3,257,839
Interest expense........       96,624      148,355       150,552      437,137      121,369       622,352
Other income (expense)..        7,305       (6,377)        5,781       19,220        5,781        (4,358)
                           ----------  -----------   -----------  -----------   ----------   -----------
                              (89,319)    (154,732)     (144,771)    (417,917)    (115,588)     (626,710)
                           ----------  -----------   -----------  -----------   ----------   -----------
   Net income...........   $1,074,783  $ 2,040,116   $ 2,269,227  $ 1,360,520   $2,014,978   $ 2,631,129
                           ==========  ===========   ===========  ===========   ==========   ===========
UNAUDITED PRO FORMA DATA
 (Note 2)
Net income, reported
 above..................   $1,074,783  $ 2,040,116   $ 2,269,227  $ 1,360,520   $2,014,978   $ 2,631,129
Pro forma provision for
 income taxes related to
 operations as a non-
 taxable corporate
 entity.................     (430,000)    (816,000)     (908,000)    (544,000)    (806,000)   (1,052,000)
                           ----------  -----------   -----------  -----------   ----------   -----------
Pro forma net income....   $  644,783  $ 1,224,116   $ 1,361,227  $   816,520   $1,208,978   $ 1,579,129
                           ==========  ===========   ===========  ===========   ==========   ===========
Pro forma net income per
 share..................                                          $      0.06                $      0.13
                                                                  ===========                ===========
Pro forma weighted
 average common shares..                                           10,807,210                 10,885,499


  The accompanying notes are an integral part of these financial statements.

                           OMNI GEOPHYSICAL, L.L.C.

   CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE 165-DAY PERIOD ENDED DECEMBER 31, 1996, THE 201-DAY PERIOD ENDED JULY 19, 1996, THE YEARS ENDED
      DECEMBER 31, 1994 AND 1995, AND THE SIX MONTHS ENDED JUNE 30, 1997

  The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased depreciation and amortization expense reported in future periods. Accordingly, the accompanying financial statements of the predecessor and the Company are not comparable in all material respects since those financial statements report the financial position, results of operations and cash flows of these two separate entities.

                          COMMON STOCK
                         (PREDECESSOR)
                             UNITS
                          (SUCCESSOR)      PREFERRED UNITS  ADDITIONAL
                         ---------------  -----------------  PAID-IN    RETAINED
                         SHARES   AMOUNT  SHARES   AMOUNT    CAPITAL    EARNINGS     TOTAL
                         -------  ------  ------ ---------- ---------- ----------  ----------
PREDECESSOR:
BALANCE, December 31,
 1994...................   2,000  $6,000     --  $       --  $    --   $1,582,438  $1,588,438
 Add--net income........      --      --     --          --       --    2,040,116   2,040,116
 Deduct--distributions
  to shareholders.......      --      --     --          --       --     (765,250)   (765,250)
                         -------  ------  -----  ----------  -------   ----------  ----------
BALANCE, December 1,
 1995...................   2,000   6,000     --          --       --    2,857,304   2,863,304
 Add--net income for the
      period ended
      July 19, 1996.....      --      --     --          --       --    2,269,227   2,269,227
 Deduct--distributions
  to shareholders.......      --      --     --          --       --     (881,200)   (881,200)
                         -------  ------  -----  ----------  -------   ----------  ----------
BALANCE, July 19, 1996..   2,000   6,000     --          --       --    4,245,331   4,251,331
SUCCESSOR:
BALANCE, July 19, 1996..   2,000   6,000     --          --       --    4,245,331   4,251,331
 Deduct adjustments to
  reflect purchase of
  predecessor...........  (2,000) (6,000)    --          --       --   (4,245,331) (4,251,331)
 Add--initial capital
  contribution.......... 101,263   1,013  4,000   4,000,000       --           --   4,001,013
 --net income...........      --      --     --          --       --    1,360,520   1,360,520
 Deduct--distributions
  to members............      --      --     --          --       --      (18,810)    (18,810)
                         -------  ------  -----  ----------  -------   ----------  ----------
BALANCE, December 31,
 1996................... 101,263   1,013  4,000   4,000,000       --    1,341,710   5,342,723
 Add--sale of common
  units (Unaudited).....   2,000      20     --          --   77,980           --      78,000
 --sale of preferred
  units (Unaudited).....      --      --  1,000   1,000,000       --           --   1,000,000
 --net income for the
      period ended
      June 30, 1997
      (Unaudited).......      --      --     --          --       --    2,631,129   2,631,129
 Deduct--distributions
  to members
  (Unaudited)...........      --      --     --          --       --     (320,642)   (320,642)
                         -------  ------  -----  ----------  -------   ----------  ----------
BALANCE, June 30, 1997
 (Unaudited)............ 103,263  $1,033  5,000  $5,000,000  $77,980   $3,652,197  $8,731,210
                         =======  ======  =====  ==========  =======   ==========  ==========


  The accompanying notes are an integral part of these financial statements.

                           OMNI GEOPHYSICAL, L.L.C.

      CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE 165-DAY PERIOD ENDED DECEMBER 31, 1996, THE 201-DAY PERIOD ENDED JULY 19, 1996, THE YEARS ENDED DECEMBER 31, 1994 AND 1995, AND THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

  The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased depreciation and amortization expense reported in future periods. Accordingly, the accompanying financial statements of the predecessor and the Company are not comparable in all material respects since those financial statements report the financial position, results of operations and cash flows of these two separate entities.

                                                                 PREDECESSOR                 SUCCESSOR    PREDECESSOR
                                                    --------------------------------------  ------------  ------------
                                                                                 201-DAY
                                                                                 PERIOD       165-DAY      SIX MONTHS
                                                     YEAR ENDED   YEAR ENDED      ENDED     PERIOD ENDED     ENDED
                                                    DECEMBER 31, DECEMBER 31,   JULY 19,    DECEMBER 31,    JUNE 30,
                                                        1994         1995         1996          1996          1996
                                                    ------------ ------------  -----------  ------------  ------------
                                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income....................................      $1,074,783  $ 2,040,116   $ 2,269,227  $  1,360,520  $ 22,014,978
 Adjustments to reconcile net income to net
  cash provided by operating activities--
 Depreciation and amortization.................         227,754      371,874       274,971       697,200       228,661
 (Gain) Loss on fixed asset disposition........          (6,615)      53,392           558        16,642           558
 Provision for bad debts.......................              --           --            --       110,000            --
 Other.........................................              --      (24,490)           --            --
 Changes in operating assets and liabilities--
 Decrease (increase) in assets--
  Receivables-
   Trade.......................................        (955,121)    (471,335)   (1,896,159)     (340,813)   (1,994,799)
   Other.......................................          (4,607)      (6,512)       22,387            --        21,957
  Due from affiliates..........................         (20,723)      21,723            --            --            --
  Inventory....................................         (90,025)     (75,897)     (157,240)     (302,047)     (277,164)
  Prepaid expenses.............................          56,479      (53,009)       93,239      (639,045)       50,947
  Other........................................              --         (140)       19,259      (492,489)       18,063
 Increase (decrease) in liabilities-
  Accounts payable.............................         425,382     (249,560)      807,738        76,903       691,476
  Accrued expenses.............................          53,420      168,575        64,424       118,991        83,555
  Due to affiliates and stockholders/members...          44,800        6,734       (42,650)           --       (35,087)
                                                     ----------  -----------   -----------  ------------  ------------
    Net cash provided by operating activities..         805,527    1,781,471     1,455,754       605,862       803,145
                                                     ----------  -----------   -----------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of assets from OMNI Geophysical
  Corporation, net of cash received............              --           --            --    (9,965,728)           --
 Proceeds from disposal of fixed assets........          10,411       58,138         3,700        25,280         3,700
 Purchase of fixed assets......................        (838,970)  (1,163,925)   (1,438,433)   (2,538,966)     (945,358)
 Other investments.............................            (956)          --            --            --            --
                                                     ----------  -----------   -----------  ------------  ------------
    Net cash used in investing activities......        (829,515)  (1,105,787)   (1,434,733)  (12,479,414)     (941,658)
                                                     ----------  -----------   -----------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt......         168,344      514,674     2,771,243     9,539,627       315,700
 Principal payments on long-term debt..........        (211,645)    (366,129)   (1,134,642)   (1,969,434)     (332,768)
 Net payments on line of credit................         805,866       59,897    (1,002,551)      359,767       962,951
 Capital contributions.........................              --           --            --     4,001,013            --
 Distributions to stockholders/members.........        (628,000)    (765,250)     (881,200)      (18,810)     (881,200)
                                                     ----------  -----------   -----------  ------------  ------------
    Net cash provided by (used in) financing
     activities................................         134,565     (556,808)     (247,150)   11,912,163        64,683
NET INCREASE (DECREASE) IN CASH................         110,577      118,876      (226,129)       38,611       (73,830)
CASH, at beginning of year.....................          70,448      181,025       299,901            --       299,901
                                                     ----------  -----------   -----------  ------------  ------------
CASH, at end of year...........................      $  181,025  $   299,901   $    73,772  $     38,611  $    226,071
                                                     ==========  ===========   ===========  ============  ============
CASH PAID FOR INTEREST.........................      $   89,753  $   163,400   $   133,278  $    443,282  $    117,484
--------------------------------------------------
                                                     ==========  ===========   ===========  ============  ============
                                                     SUCCESSOR
                                                    ------------
                                                    SIX MONTHS
                                                       ENDED
                                                     JUNE 30,
                                                       1997
                                                    ------------
                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income....................................     $ 2,631,129
 Adjustments to reconcile net income to net
  cash provided by operating activities--
 Depreciation and amortization.................         880,322
 (Gain) Loss on fixed asset disposition........           9,884
 Provision for bad debts.......................              --
 Other.........................................              --
 Changes in operating assets and liabilities--
 Decrease (increase) in assets--
  Receivables-
   Trade.......................................      (3,809,162)
   Other.......................................           1,091
  Due from affiliates..........................          (9,235)
  Inventory....................................        (901,479)
  Prepaid expenses.............................         196,729
  Other........................................        (196,062)
 Increase (decrease) in liabilities-
  Accounts payable.............................       1,800,595
  Accrued expenses.............................         452,282
  Due to affiliates and stockholders/members...          20,185
                                                    ------------
    Net cash provided by operating activities..       1,076,279
                                                    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of assets from OMNI Geophysical
  Corporation, net of cash received............              --
 Proceeds from disposal of fixed assets........          48,975
 Purchase of fixed assets......................      (5,768,007)
 Other investments.............................              --
                                                    ------------
    Net cash used in investing activities......      (5,719,032)
                                                    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of long-term debt......       3,240,298
 Principal payments on long-term debt..........      (1,363,647)
 Net payments on line of credit................       3,941,650
 Capital contributions.........................       1,078,000
 Distributions to stockholders/members.........        (320,642)
                                                    ------------
    Net cash provided by (used in) financing
     activities................................       6,575,659
NET INCREASE (DECREASE) IN CASH................       1,932,906
CASH, at beginning of year.....................          38,611
                                                    ------------
CASH, at end of year...........................     $ 1,971,517
                                                    ============
CASH PAID FOR INTEREST.........................     $   539,211
--------------------------------------------------
                                                    ============

  The accompanying notes are an integral part of these financial statements.

                           OMNI GEOPHYSICAL, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

                       DECEMBER 31, 1996, 1995 AND 1994
          (DATA WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)

1. NATURE OF BUSINESS AND OPERATIONS:

  Omni Geophysical, L.L.C. (the Company) was formed in 1996 as a Louisiana limited liability company. The Company acquired substantially all of the assets and liabilities of OMNI Geophysical Corporation (predecessor) on July 19, 1996. The acquisition was accounted for as a purchase with the assets acquired and liabilities assumed recorded at their estimated fair value. The purchase price of approximately $13,300,000 was financed through the sale of preferred units for $4,000,000, the proceeds from a $7,000,000 asset-based loan and a $2,300,000 subordinated note issued to the predecessor. The allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed resulted in goodwill of approximately $219,000 which is being amortized over a 25-year period on a straight-line basis. The accompanying financial statements include the predecessor's balance sheet as of December 31, 1995 and results of operations for the two years ended December 31, 1995 and 201-day period ended July 19, 1996.

  The Company is an oilfield service company specializing in providing an integrated range of onshore seismic drilling, helicopter support and survey services to geophysical companies operating in logistically difficult and environmentally sensitive terrain in the United States. The Company's primary market is the marsh, swamp, shallow water and contiguous dry land areas along the U.S. Gulf Coast, where the Company is the leading provider of seismic drilling services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Recent Pronouncements

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share," which adopts a revised methodology for computing earnings per share for publicly owned companies. The Company will be required to adopt the new methodology in the fourth quarter of 1997. Early adoption of SFAS No. 128 is not permitted.

 Revenue Recognition

  The Company recognizes revenues as services are rendered. Revenue from the Company's drilling operations is recognized on a per hole basis. Once the Company has drilled and loaded a source point, revenue from the drilling of such source point is recognized. Similarly, revenue is recognized from the Company's seismic survey operations when the source or receiving point is marked by one of the Company's survey crews. The Company's aircraft, which are usually chartered for a guaranteed minimum number of hours per day, generate revenue pursuant to a fixed hourly rate.

 Accounts Receivable

  Trade and other receivables are stated at net realizable value and the allowance for uncollectible accounts was approximately $125,000 as of June 30, 1997 and December 31, 1996, and $15,000 as of December 31, 1995 and 1994. The Company grants credit to its customers on a short-term basis.

                           OMNI GEOPHYSICAL, L.L.C.

                       DECEMBER 31, 1996, 1995 AND 1994
          (DATA WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)

 Inventories

  Inventories consist of parts and supplies used for drilling equipment and services. All inventories are valued at lower of cost or market.

 Property and Equipment

  Property and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives and salvage values as follows:

                                                                USEFUL   SALVAGE
      ASSET CLASSIFICATION                                       LIFE     VALUE
      --------------------                                    ---------- -------
      Drilling, field and support equipment..................  10 years     10%
      Shop equipment.........................................  10 years     --
      Vehicles............................................... 4-10 years    --
      Helicopters............................................  10 years     25%

  Additions to property and equipment and major replacements are capitalized. Gains and losses on dispositions, maintenance, repairs and minor replacements are reflected in current operations. Drilling equipment which is fabricated is comprised of direct and indirect costs incurred during fabrication. Costs include materials and labor consumed during fabrication. Interest is also capitalized during the fabrication period.

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be realizable. The Company adopted SFAS No. 121 effective January 1, 1996; the adoption of this statement did not have an effect on the Company's consolidated financial statements.

 Income Taxes

  The Company is treated as a partnership for income tax purposes. Income taxes are the responsibility of the individual members. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

  As discussed in Note 10, the members of the Company will exchange (the "Share Exchange") all of their common units in the Company (103,263 as of June 30, 1997) for 10,919,983 shares of common stock of OMNI Energy Services Corp. ("OMNI"). The Share Exchange will be accounted for as a reorganization whereby the assets and liabilities transferred will be accounted for at their historical cost in a manner similar to that in a pooling-of-interest. OMNI will then be subject to federal and state income taxes. This will result in OMNI providing income taxes beginning in the fourth quarter of 1997.

  The pro forma provision for income taxes is the result of the application of a combined federal and state income tax rate (40%) to income before income taxes.

 Unaudited Pro Forma June 30, 1997 Balance Sheet Data and Unaudited Pro Forma Earnings Per Share

  The pro forma financial information reflects (i) the Share Exchange, (ii) the distribution by the Company to its members all of its retained earnings, approximately $3.7 million as of June 30, 1997, and (iii) the redemption

                           OMNI GEOPHYSICAL, L.L.C.

                       DECEMBER 31, 1996, 1995 AND 1994
          (DATA WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)


of all the outstanding preferred units of the Company (Note 8). The distributions are expected to be funded through long-term borrowings. The unaudited pro forma balance sheet data as of June 30, 1997, reflects the effects of the above transactions as if they had occurred as of that date. The unaudited pro forma balance sheet data should not be considered indicative of actual balance sheet data subsequent to such transactions. The pro forma weighted average number of shares of common stock, for all periods presented, gives effect to the Share Exchange and the exercise of 118,018 options granted outside of the Company's stock incentive plan (Note 9).

3. LONG-TERM DEBT:

  Long-term debt consists of the following:

                                                   DECEMBER 31,
                                               --------------------  JUNE 30,
                                                 1995      1996        1997
                                               -------- ----------- -----------
                                                                    (UNAUDITED)
Notes payable to a finance company, variable
 interest rate (8.38% to 8.72% at June 30,
 1997) with monthly principal and interest
 payments of $82,611; maturing December 2001
 to May 2002; secured by various property and
 equipment...................................  $     -- $ 1,340,945 $ 3,786,211
Note payable to a finance company, variable
 interest rate (9.22% at June 30, 1997) with
 monthly principal payments of $116,667;
 maturing July 2001; secured by various
 property and equipment......................        --   6,416,667   5,716,667
Notes payable to finance companies, interest
 payable at 8.99% with varying maturities to
 September 1999, to finance insurance
 premiums....................................   124,301     543,662     298,801
Note payable to an individual, monthly
 payments of $3,000 through April 1, 2001....        --     150,000     132,000
Subordinated promissory note payable to
 shareholder, interest payable at interest
 rates ranging from 7.7% to 9.1%, quarterly
 principal payments beginning in March 1997
 of $75,000; unsecured; due June 2001........        --   2,058,355   1,983,355
Notes payable to various banks, interest
 rates at 9%, due on demand and, if no demand
 is made, maturing from September 1997 to
 June 2000, collateralized by vehicles and
 equipment...................................   322,261     449,007     209,458
Note payable to a bank with floating interest
 rate based on the prime rate, plus 2.25%
 (11% at December 31, 1995), due in monthly
 installments of $9,084, including interest,
 through November 2001, collateralized by
 property, equipment, inventory, accounts
 receivable and a key man life insurance
 policy......................................   409,198          --          --
Note payable to a company; annual payments of
 $40,000 through March 2000..................        --          --     120,000
Note payable to a bank, interest payable at
 8.5%, maturing January 2000.................        --          --     588,795
                                               -------- ----------- -----------
Total........................................   855,760  10,958,636  12,835,287
Less: Current maturities.....................   514,294   2,500,409   2,985,239
                                               -------- ----------- -----------
Long-term debt less current maturities.......  $341,466 $ 8,458,227 $ 9,850,048
                                               ======== =========== ===========

  Annual maturities of long-term debt during each of the following years ended December 31, are as follows:


      1997.......................................................... $ 2,500,409
      1998..........................................................   2,271,860
      1999..........................................................   2,155,947
      2000..........................................................   2,029,910
      2001..........................................................   1,442,155
      Thereafter....................................................     558,355
                                                                     -----------
                                                                     $10,958,636
                                                                     ===========

  The subordinated note payable requires in addition to the $75,000 quarterly principal payments, additional principal payments equal to the lower of $700,000 or one-third of the Company's net income in excess of $4,000,000 when the Company's net income exceeds $4,000,000 in any year.

                           OMNI GEOPHYSICAL, L.L.C.

                       DECEMBER 31, 1996, 1995 AND 1994
          (DATA WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)

  The estimated fair value of long-term debt, based on borrowing rates currently available to the Company for notes with similar terms and average maturities, approximated the carrying value as of December 31, 1996 and 1995.

  During the 165-day period ended December 31, 1996, interest in the amount of approximately $44,000 was capitalized to drilling equipment. There was no interest capitalized in the 201-day period ended July 19, 1996, or for the years ended December 31, 1994 and 1995.

4. LINES OF CREDIT:

  Lines of credit consist of the following:

                                                   DECEMBER 31,
                                               ---------------------  JUNE 30,
                                                  1995       1996       1997
                                               ---------- ---------- -----------
                                                                     (UNAUDITED)
Line of credit agreement with a bank up to
 the lower of $2,500,000 or eligible accounts
 receivable; interest rate based on Chase
 Manhattan prime rate plus 1.25% (9.75% at
 December 31, 1995), payable upon demand,
 collateralized by accounts receivable,
 equipment, and unlimited personal guarantees
 of the members of the Company...............  $  748,272 $       -- $       --
Line of credit agreement with a bank up to
 $500,000; interest rate based on Chase
 Manhattan prime rate plus 1.75% (10.25% at
 December 31, 1995), due on demand, or if no
 demand is made, in nine monthly installments
 of $9,000 including interest, beginning
 November 20, 1995 and one irregular last
 payment, collateralized by equipment,
 property, inventory, accounts receivable,
 and a key man life insurance policy.........     254,279         --         --
Revolving line of credit agreement with a
 bank up to the lower of $8,000,000 or 80% of
 eligible accounts receivable; interest rate
 based on Chase Manhattan prime rate plus
 0.5%, expiring in August 1998,
 collateralized by accounts receivable,
 certain equipment of the Company and
 personal guarantees of the members of the
 Company.....................................          --  2,116,394  6,058,044
                                               ---------- ---------- ----------
Total........................................  $1,002,551 $2,116,394 $6,058,044
                                               ========== ========== ==========

5. RELATED PARTY TRANSACTIONS:

  During the 165-day period ended December 31, 1996, the Company purchased a Bell 206B-III helicopter from American Aviation Incorporated, an entity affiliated through common ownership, for $526,000.

6. CUSTOMER CONCENTRATION:

  Substantially all of the Company's revenues are derived from companies in the geophysical industry. During the six months ended June 30, 1997, three customers accounted for approximately 57% of the Company's total revenues. Included in accounts receivable as of June 30, 1997, are amounts owed from one of these customers totaling approximately $2,070,000, which was approximately 25% of total accounts receivable. The weighted average days outstanding of this account was approximately 45 days at June 30, 1997.

  During the 165-day period ended December 31, 1996, four customers accounted for approximately 67% of the Company's total revenues. Included in accounts receivable as of December 31, 1996, are amounts owed from one of these customers totaling approximately $1,069,000, which was approximately 23% of total accounts receivable. The weighted average days outstanding of this account was approximately 71 days at December 31, 1996.

                           OMNI GEOPHYSICAL, L.L.C.

                       DECEMBER 31, 1996, 1995 AND 1994
          (DATA WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)

  During the 201-day period ended July 19, 1996, four customers accounted for approximately 70% of the predecessor's total revenues for that period. During the years ended December 31, 1995 and 1994, four customers accounted for approximately 88% of the predecessor's total revenues. Included in accounts receivable as of December 31, 1995, are amounts owed from one of these customers totaling approximately $2,047,000, which was approximately 83% of total accounts receivable. The weighted average days outstanding of this account was approximately 67 days at December 31, 1995.

7. COMMITMENTS AND CONTINGENCIES:

  In connection with the acquisition of the assets of OMNI Geophysical Corporation discussed in Note 1, the Company also entered into a five-year lease agreement with OMNI Geophysical Corporation to lease the main office facility. The monthly lease payment under the agreement is $5,000 through July 2001. The agreement also allows the Company to renew the lease for two additional five-year periods.

  The Company carries workers compensation insurance coverage with a deductible amount of $200,000 per incident for claims incurred in 1996. This deductible was raised to $250,000 in 1997. Management of the Company is not aware of any significant workers compensation claim or an incurred but not reportable claim as of June 30, 1997.

8. PREFERRED UNITS:

  In connection with the Company's acquisition of OMNI Geophysical Corporation on July 19, 1996 (Note 1), the Company issued 4,000, 10% cumulative participating preferred units in the 165-day period ended December 31, 1996 and 1,000, 15% cumulative participating preferred units in the six months ended June 30, 1997, respectively. The Company may redeem the preferred units at a redemption price equal to the sum of the cumulative unpaid dividends to date plus the units' redemption price of $1,000 per unit. Cumulative unpaid dividends totaled approximately $180,000 and $352,000 at December 31, 1996 and June 30, 1997, respectively.

9. STOCK OPTIONS:

  In April and June 1997, the Company issued options to purchase 516 and 600 common units, respectively, (equivalent to 54,567 and 63,451 shares of Common Stock calculated on the pro forma share basis described in Note 2). The exercise price of each option is $2.28 (on the pro forma share basis described in Note 2) which approximated their fair value on the date of grant. The options vest ratably over three years and expire if unexercised after ten years.

  The Company plans to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," will not affect the Company's reported results of operations and will be included as separate pro forma disclosures only.

  The Company has entered into employment agreements with its key executive officers which include respective base salaries and terms of employment.

                           OMNI GEOPHYSICAL, L.L.C.

                       DECEMBER 31, 1996, 1995 AND 1994
          (DATA WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)

10. SUBSEQUENT EVENTS:

  The members of the Company intend to undertake the Share Exchange as described in Note 2 to facilitate an initial public offering of the common stock of OMNI during 1997. Proceeds are intended to be used to retire outstanding debt and for general corporate purposes, including acquisitions, capital expenditures and working capital. There can be no assurance, however, that the offering will occur or that the proceeds, if any, will be sufficient for their intended use.

11. ACQUISITIONS:

  On March 21, 1997, the Company acquired the assets and assumed certain liabilities of Delta Surveys, Inc., a surveying business, for $180,000 in cash and a $120,000, 8.5%, three year promissory note. This acquisition was accounted for using the purchase method of accounting. The excess of cost of approximately $200,000 over the estimated fair value of the net assets acquired is included in goodwill and is being amortized over twenty-five years using the straight-line method.

  Effective July 1, 1997, the Company acquired substantially all of the assets and liabilities of American Aviation Incorporated (American Aviation), a company that operates aircraft for various seismic drilling support services. In consideration for the acquisition of American Aviation, the Company issued to the sellers 10,213 common units of the Company (equivalent to 1,080,017 shares of Common Stock) valued at approximately $2.5 million, a $1.0 million promissory note bearing interest at 8.5%, paid $500,000 cash and assumed approximately $6.7 million in debt.

  Effective July 1, 1997, the Company acquired Leonard J. Chauvin, Jr., Inc. ("Chauvin"), a surveying company, for $788,000 cash and up to an additional $100,000 based on the future earnings of Chauvin through August 31, 1999.

  Effective September 1, 1997, the Company acquired substantially all the assets of O.T.H. Exploration Services, Inc., a seismic rock drilling company, headquartered in the Rocky Mountain region. The aggregate purchase price was $600,000 cash.

  On September 10, 1997, the Company entered into a non-binding letter of intent to acquire American Helicopter Drilling, Inc. ("American Helicopter") for $750,000 in cash and $2.75 million in Common Stock. American Helicopter engages in seismic drilling services in the Rocky Mountain area and in the fabrication, export and servicing of heli-portable and other seismic drilling units. The acquisition of American Helicopter is anticipated to occur on or before January 31, 1998. There can be no assurance that this acquisition will be consummated.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
American Aviation Incorporated:

  We have audited the accompanying balance sheets of American Aviation Incorporated (a Louisiana corporation) as of December 31, 1996 and 1995, and the related statements of income, changes in equity and cash flows for the years ended December 31, 1996 and for the period from inception (November 1, 1995) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Aviation Incorporated as of December 31, 1996 and 1995, and the results of its operations and cash flows for the year ended December 31, 1996 and for the period from inception (November 1, 1995) to December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
July 11, 1997

                         AMERICAN AVIATION INCORPORATED

                                 BALANCE SHEETS

               AS OF DECEMBER 31, 1996 AND 1995 AND JUNE 30, 1997

                                          DECEMBER 31, DECEMBER 31,  JUNE 30,
                 ASSETS                       1995         1996        1997
                 ------                   ------------ ------------ -----------
                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash...................................   $  4,115    $  104,634  $       --
  Accounts receivable, net allowance for
   doubtful accounts of $215,000 at June
   30, 1997..............................        278     1,222,782   1,316,094
  Deposits and prepaid leases (Note 3)...      9,000     1,491,286      42,655
  Inventory..............................         --            --     184,999
  Prepaid insurance......................     10,814        87,772      40,546
  Amounts due from employees.............         --        25,316      33,952
                                            --------    ----------  ----------
    Total current assets.................     24,207     2,931,790   1,618,246
FIXED ASSETS:
  Aircraft...............................         --     1,765,922   5,348,073
  Equipment..............................         --        43,731     125,666
  Autos and trucks.......................     20,743       192,307     255,725
  Office equipment.......................         --         5,830      46,427
  Less: Accumulated depreciation.........     (1,037)      (85,372)   (243,585)
                                            --------    ----------  ----------
    Total fixed assets...................     19,706     1,922,418   5,532,306
OTHER ASSETS.............................        565           446      26,115
                                            --------    ----------  ----------
    Total assets.........................   $ 44,478    $4,854,654  $7,176,667
                                            ========    ==========  ==========

  LIABILITIES AND SHAREHOLDERS' EQUITY
  ------------------------------------

CURRENT LIABILITIES:
  Accounts payable.......................   $     --    $  128,759  $  385,771
  Accrued interest.......................         --        26,492      78,926
  Accrued payroll and payroll taxes......         --        63,048      76,855
  Current maturities of long-term debt
   (Note 4)..............................      2,341       308,754     636,700
                                            --------    ----------  ----------
    Total current liabilities............      2,341       527,053   1,178,252
LONG-TERM DEBT, less current maturities
 (Note 4)................................     13,402       897,052   2,703,106
NOTES PAYABLE--SHAREHOLDER (Note 5)......     49,100     3,020,000   3,370,000
                                            --------    ----------  ----------
    Total liabilities....................     64,843     4,444,105   7,251,358
                                            --------    ----------  ----------
SHAREHOLDERS' EQUITY:
  Common stock, no par value, 1,000
   shares authorized, issued and
   outstanding...........................      1,000         1,000       1,000
  Retained earnings (deficit)............    (21,365)      409,549     (75,691)
                                            --------    ----------  ----------
    Total shareholders' equity...........    (20,365)      410,549     (74,691)
                                            --------    ----------  ----------
    Total liabilities and shareholders'
     equity..............................   $ 44,478    $4,854,654  $7,176,667
                                            ========    ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN AVIATION INCORPORATED

                              STATEMENTS OF INCOME

        FOR THE YEAR ENDED DECEMBER 31, 1996, THE PERIOD FROM INCEPTION
                 (NOVEMBER 1, 1995) THROUGH DECEMBER 31, 1995,
                AND THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                              DECEMBER 31, DECEMBER 31,  JUNE 30,    JUNE 30,
                                  1995         1996        1996        1997
                              ------------ ------------ ----------- ----------
                                                        (UNAUDITED) (UNAUDITED)
Operating revenues...........   $     --    $3,311,563   $693,869   $2,346,012
Gain on sale of helicopter
 (Note 5)....................         --       220,644         --           --
                                --------    ----------   --------   ----------
  Total gross revenues.......         --     3,532,207    693,869    2,346,012
Operating expenses...........     12,300     2,622,280    439,358    2,068,617
                                --------    ----------   --------   ----------
  Gross profit (loss)........    (12,300)      909,927    254,511      277,395
General and administrative
 expenses....................      9,065       318,143     27,048      499,789
                                --------    ----------   --------   ----------
  Income (loss) from
   operations................    (21,365)      591,784    227,463     (222,394)
Interest expense.............         --       160,870     25,299      192,846
                                --------    ----------   --------   ----------
  Net income (loss)..........   $(21,365)   $  430,914   $202,164   $ (415,240)
                                ========    ==========   ========   ==========
UNAUDITED PRO FORMA DATA
 (Note 2):
  Net income (loss), reported
   above.....................   $(21,365)   $  430,914   $202,164   $ (415,240)
  Pro forma benefit
   (provision) for income
   taxes related to
   operations as an S Corp...      9,000      (172,000)   (81,000)     166,000
                                --------    ----------   --------   ----------
  Pro forma net income
   (loss)....................   $(12,365)   $  258,914   $121,164   $ (249,240)
                                ========    ==========   ========   ==========


   The accompanying notes are an integral part of these financial statements.

                         AMERICAN AVIATION INCORPORATED

                        STATEMENTS OF CHANGES IN EQUITY

        FOR THE YEAR ENDED DECEMBER 31, 1996, THE PERIOD FROM INCEPTION
                 (NOVEMBER 1, 1995) THROUGH DECEMBER 31, 1995,
                     AND THE SIX MONTHS ENDED JUNE 30, 1997

                                               COMMON STOCK  RETAINED
                                               ------------- EARNINGS
                                               SHARES AMOUNT (DEFICIT)   TOTAL
                                               ------ ------ ---------  --------
INITIAL CAPITAL CONTRIBUTIONS, November 1,
 1995......................................... 1,000  $1,000 $     --   $  1,000
  Net loss, period from inception (November 1,
   1995) to December 31, 1995.................    --      --  (21,365)   (21,365)
                                               -----  ------ --------   --------
BALANCE, December 31, 1995.................... 1,000   1,000  (21,365)   (20,365)
  Net income for the year ended December 31,
   1996.......................................    --      --  430,914    430,914
                                               -----  ------ --------   --------
BALANCE, December 31, 1996.................... 1,000   1,000  409,549    410,549
  Net loss for the six months ended June 30,
   1997 (Unaudited)...........................    --      -- (415,240)  (415,240)
  Distribution to shareholders (Unaudited)....    --      --  (70,000)   (70,000)
                                               -----  ------ --------   --------
BALANCE, June 30, 1997 (Unaudited)............ 1,000  $1,000 $(75,691)  $(74,691)
                                               =====  ====== ========   ========




   The accompanying notes are an integral part of these financial statements.

                         AMERICAN AVIATION INCORPORATED

                            STATEMENTS OF CASH FLOWS

        FOR THE YEAR ENDED DECEMBER 31, 1996, THE PERIOD FROM INCEPTION
                 (NOVEMBER 1, 1995) THROUGH DECEMBER 31, 1995,
                AND THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

                             DECEMBER 31, DECEMBER 31,   JUNE 30,     JUNE 30,
                                 1995         1996         1996         1997
                             ------------ ------------  -----------  -----------
                                                        (UNAUDITED)  UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss).........    $(21,365)  $   430,914   $   202,164  $  (415,240)
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
  Depreciation and
   amortization............       1,056        98,367        14,371      158,213
  Gain on fixed asset
   disposition.............          --      (220,644)           --           --
 Changes in operating
  assets and liabilities:
  Decrease (increase) in
   assets:
  Receivables..............        (278)   (1,222,504)     (493,039)     (93,312)
  Deposits and prepaid
   leases..................      (9,000)   (1,482,286)      (25,000)   1,448,631
   Prepaid insurance.......     (10,814)      (76,958)      (27,037)      47,226
   Inventory...............                                      --     (184,999)
   Other...................        (584)      (25,316)      (26,370)     (34,305)
  Increase in liabilities:
   Accounts payable........          --       128,759       146,921      257,012
   Accrued expenses........          --        89,540        27,595       66,241
   Due to stockholder......      49,100     2,970,900       430,000      350,000
    Net cash provided by
     operating activities..       8,115       690,772       249,605    1,599,467
                               --------   -----------   -----------  -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Proceeds from disposal of
  fixed assets.............          --       485,000            --           --
 Purchase of fixed assets..     (20,743)   (2,265,316)   (1,099,027)  (3,768,101)
                               --------   -----------   -----------  -----------
    Net cash used in
     investing activities..     (20,743)   (1,780,316)   (1,099,027)  (3,768,101)
                               --------   -----------   -----------  -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Additions to long-term
  debt.....................      15,743     1,557,354       745,456    2,152,088
 Principal payments on
  long-term debt...........          --      (467,291)      (50,149)  (1,453,898)
 Net borrowings on line of
  credit...................          --       100,000       150,000    1,435,810
 Shareholder contributions
  (distribution)...........       1,000            --            --      (70,000)
                               --------   -----------   -----------  -----------
    Net cash provided by
     financing activities..      16,743     1,190,063       845,307    2,064,000
                               --------   -----------   -----------  -----------
NET INCREASE (DECREASE) IN
 CASH......................       4,115       100,519        (4,115)    (104,634)
CASH, at beginning of peri-
 od........................          --         4,115         4,115      104,634
                               --------   -----------   -----------  -----------
CASH, at end of period.....    $  4,115   $   104,634   $        --  $        --
                               ========   ===========   ===========  ===========
CASH PAID FOR INTEREST.....    $     --   $   134,378   $    19,420  $   127,166
                               ========   ===========   ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                        AMERICAN AVIATION INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1995
          (DATA WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)

1. NATURE OF BUSINESS AND OPERATIONS:

  American Aviation Incorporated (the Company) was formed on November 1, 1995, as a Louisiana corporation. The Company primarily operates aircraft for various seismic drilling support services to the geophysical segment of the oil and gas exploration and production industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  The Company recognizes revenues as services are rendered. The Company's aircraft, which are usually chartered for a guaranteed minimum number of hours per day, generate revenue pursuant to a fixed hourly rate.

 Accounts Receivable

  Accounts receivable are stated at net realizable value. The Company grants credit to its customers on a short-term basis.

 Fixed Assets

  Aircraft, vehicles and other equipment are carried at cost. Major additions, betterments, and renewals are capitalized. Maintenance and repairs, including major overhauls, are charged to earnings as incurred. Depreciation and amortization to estimated residual values are computed on the straight-line basis over the estimated useful lives and salvage values as follows:

                                                                USEFUL   SALVAGE
      ASSET CLASSIFICATION                                       LIFE     VALUE
      --------------------                                     --------- -------
      Aircraft................................................ 10 years     25%
      Equipment............................................... 5-7 years    --
      Autos and trucks........................................  5 years     --
      Office Equipment........................................ 5-7 years    --

  Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset.

 Income Taxes

  The Company is treated as a Subchapter S corporation for income tax purposes. Income taxes are the responsibility of the individual members. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

                        AMERICAN AVIATION INCORPORATED

                          DECEMBER 31, 1996 AND 1995
          (DATA WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)

  As discussed in Note 8, the Company was acquired by OMNI Geophysical, L.L.C. (OMNI Geophysical) on July 1, 1997. The members of OMNI Geophysical will exchange (the Share Exchange) all of their common units in OMNI Geophysical (103,263 as of June 30, 1997) for 10,919,983 shares of common stock of newly-formed OMNI Energy Services Corp. (OMNI). The Share Exchange will be completed in order to facilitate an initial public offering of the common stock of OMNI in 1997. Upon completion of the Share Exchange, OMNI Geophysical will cease to be treated as a partnership for federal and state income tax purposes, and will become subject to federal and state income taxes. This will result in OMNI providing income taxes beginning in the fourth quarter of 1997.

  The pro forma provision for income taxes is the result of the application of a combined federal and state rate (40%) to income before taxes.

3. DEPOSITS AND PREPAID LEASES:

  Included in deposits and prepaid leases is a lease deposit on a King-Air 300 airplane totaling approximately $1,401,500 at December 31, 1996. The plane was subsequently purchased for $1,323,750 and placed into fixed assets in February 1997.

4. LONG-TERM DEBT:

  Long-term debt is summarized as follows:

                                                     DECEMBER 31,
                                                  ------------------  JUNE 30,
                                                   1995      1996       1997
                                                  ------- ---------- -----------
                                                                     (UNAUDITED)
$400,000 line of credit with a bank, interest
 payable at prime plus 1.5% (9.75% at June 30,
 1997)..........................................  $    -- $  100,000 $  225,370
Notes payable to banks, interest payable at
 8.25% to 10% and 8.75% for 1996 and 1995,
 respectively, payable in varying installments
 to November 2003, and December 1998, for 1996
 and 1995, respectively, secured by aircraft and
 automobiles....................................   15,743  1,048,879  3,106,304
Note payable to finance company to finance
 insurance premiums, interest rate of 7.76%, due
 July 1997......................................       --     56,927      8,132
                                                  ------- ---------- ----------
                                                   15,743  1,205,806  3,339,806
Less current maturities.........................    2,341    308,754    636,700
                                                  ------- ---------- ----------
                                                  $13,402 $  897,052 $2,703,106
                                                  ======= ========== ==========

  Annual maturities of long-term debt during each of the following years ended December 31, are as follows:

      1997..........................................................  $  308,754
      1998..........................................................     167,150
      1999..........................................................     160,653
      2000..........................................................     139,208
      2001..........................................................     154,160
      Thereafter....................................................     275,881
                                                                      ----------
                                                                      $1,205,806
                                                                      ==========

                        AMERICAN AVIATION INCORPORATED

                          DECEMBER 31, 1996 AND 1995
          (DATA WITH RESPECT TO JUNE 30, 1997 AND 1996 IS UNAUDITED)

5. RELATED PARTY TRANSACTIONS:

  Notes payable to shareholder represent advances made by a shareholder to the Company to fund working capital requirements. The advance bears interest at 8 percent, payable quarterly, with varying maturities through December 1997. Accrued interest payable at December 31, 1996 is approximately $20,000.

  During the year, the Company purchased a Bell 206B-III helicopter. The aircraft was sold to OMNI Geophysical LLC, a company affiliated through common ownership, for $526,000, resulting in a gain to the Company of $220,644.

6. CUSTOMER CONCENTRATION:

  Substantially all of the Company's revenues are derived from customers in the geophysical industry. During the fiscal year ended December 31, 1996, five customers accounted for approximately 86% of the Company's total revenues. Included in accounts receivable are amounts owed from these five customers totaling approximately $1,089,000, which is approximately 89% of total receivables.

7. OPERATING LEASES:

  The Company leases aircraft for use on its jobs under agreements classified as operating leases. The leases are short-term in nature. The Company also leases a hangar and office space at the Lafayette Regional Airport under an operating lease.

  Operating lease expense in 1996 was approximately $885,000. The future minimum lease payments are $182,126 and $50,000 for the years ended December 31, 1997 and 1998, respectively.

8. SUBSEQUENT EVENTS:

  Subsequent to year end, the Company was purchased by OMNI Geophysical, L.L.C. The combination was accounted for under the purchase method, and the effective date of the purchase was July 1, 1997.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  Set forth in the following pages are the unaudited pro forma condensed consolidated statements of income of OMNI Geophysical for the year ended December 31, 1996 and the period ended June 30, 1997 and the unaudited pro forma condensed consolidated balance sheet of OMNI Geophysical as of June 30, 1997. The balance sheet gives effect to (i) the acquisition of substantially all the assets of American Aviation Incorporated ("American Aviation"), (ii) the Share Exchange, (iii) the Preferred Unit Repurchase, (iv) the LLC Distribution and (v) this Offering, as if all such events had occurred on June 30, 1997. The statements of income reflect the historical financial results of OMNI Geophysical giving effect to (i) the OGC Acquisition, (ii) the acquisition of substantially all the assets of American Aviation, (iii) the change in tax status of OMNI Geophysical, OGC and American Aviation from a non-taxable entity to a taxable entity, (iv) the Share Exchange, (v) the Preferred Unit Repurchase, (vi) LLC Distribution and (vii) this Offering, as if all such events had occurred on January 1, 1996. Other recent or pending acquisitions are not included herein on a pro forma basis as the impact on the historical financial results of OMNI Geophysical for the year ended December 31, 1996 and the period ended June 30, 1997 are not significant. The acquisition of substantially all the assets of American Aviation was accounted for using the purchase method of accounting.

  The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of the Company and American Aviation and the related notes thereto included elsewhere herein. The following pro forma information is not necessarily indicative of the results that might have occurred had the transactions taken place at the beginning of any periods specified and is not intended to be projection of future results.

                            OMNI GEOPHYSICAL, L.L.C.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)

                                 HISTORICAL
                          -----------------------------                    PRO FORMA
                              OMNI           AMERICAN       PRO FORMA     AS ADJUSTED
                          GEOPHYSICAL,       AVIATION      ACQUISITION    SIX MONTHS
                             L.L.C.        INCORPORATED        AND           ENDED
                            JUNE 30,         JUNE 30,       OFFERING       JUNE 30,
                              1997             1997        ADJUSTMENTS       1997
                          ------------     ------------    -----------    -----------
Operating revenue.......  $17,034,580       $2,346,012      $      --     $19,380,592
Operating expenses......   12,305,038        2,068,617         37,749 (a)  14,411,404
                          -----------       ----------      ---------     -----------
Gross profit............    4,729,542          277,395        (37,749)      4,969,188
Selling, general and
 administrative
 expenses...............    1,471,703          499,789             --       1,971,492
                          -----------       ----------      ---------     -----------
Operating income (loss).    3,257,839         (222,394)       (37,749)      2,997,696
Interest expense........      622,352          192,846       (815,198)(b)     307,027
                                                              307,027 (c)
Other expense...........        4,358               --             --           4,358
                          -----------       ----------      ---------     -----------
Pro forma income (loss)
 before income tax
 expense................    2,631,129         (415,240)       470,422       2,686,311
Pro forma income tax
 expense................   (1,052,000)(d)      166,000 (d)                  1,074,000(d)
                          -----------       ----------                    -----------
Pro forma net income....  $ 1,579,129       $ (249,240)                   $ 1,612,311
                          ===========       ==========                    ===========
Pro forma net income per
 share..................  $      0.13                                     $      0.10
                          ===========                                     ===========
Pro forma weighted
 average number of
 common shares
 outstanding............   10,885,499                                      15,465,516(e)

                            OMNI GEOPHYSICAL, L.L.C.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                          PREDECESSOR       SUCCESSOR
                          ------------     ------------
                              OMNI             OMNI
                          GEOPHYSICAL      GEOPHYSICAL,                                   AMERICAN
                             CORP.            L.L.C.        ADJUSTMENTS    AS ADJUSTED    AVIATION       PRO FORMA
                            201-DAY          165-DAY        TO COMBINE     FOR THE YEAR INCORPORATED    ACQUISITION
                          PERIOD ENDED     PERIOD ENDED     PREDECESSOR       ENDED      YEAR ENDED         AND
                            JULY 19,       DECEMBER 31,         AND        DECEMBER 31, DECEMBER 31,     OFFERING
                              1996             1996          SUCCESSOR         1996         1996        ADJUSTMENTS
                          ------------     ------------     -----------    ------------ ------------    -----------
Operating revenue.......  $10,016,687      $10,942,423       $      --     $20,959,110   $3,532,207     $  (220,644)(f)
Operating expenses......    6,813,328        8,114,135         236,026 (g)  15,163,489    2,622,280          12,351 (a)
                          -----------      -----------       ---------     -----------   ----------     -----------
Gross profit............    3,203,359        2,828,288        (236,026)      5,795,621      909,927        (232,995)
Selling, general and
 administrative
 expenses...............      789,361        1,049,851              --       1,839,212      318,143              --
                          -----------      -----------       ---------     -----------   ----------     -----------
Operating income........    2,413,998        1,778,437        (236,026)      3,956,409      591,784        (232,995)
Interest expense........      150,552          437,137         347,928 (h)     935,617      160,870      (1,096,487)(b)
                                                                                                            614,054 (c)
Other income............        5,781           19,220              --          25,001           --              --
                          -----------      -----------       ---------     -----------   ----------     -----------
Pro forma income before
 income tax expense.....    2,269,227        1,360,520        (583,954)      3,045,793      430,914         249,438
Pro forma income tax
 expense................     (908,000)(d)     (544,000)(d)                                 (172,000)(d)
                          -----------      -----------                                   ----------
Pro forma net income....  $ 1,361,227      $   816,520                                   $  258,914
                          ===========      ===========                                   ==========
Pro forma net income per
 share..................                   $      0.06
                                           ===========
Pro forma weighted
 average number of
 common shares
 outstanding............                    10,807,210
                          PRO FORMA AS
                            ADJUSTED
                           YEAR ENDED
                          DECEMBER 31,
                              1996
                          ----------------
Operating revenue.......  $24,270,673
Operating expenses......   17,798,120
                          ----------------
Gross profit............    6,472,553
Selling, general and
 administrative
 expenses...............    2,157,355
                          ----------------
Operating income........    4,315,198
Interest expense........      614,054
Other income............       25,001
                          ----------------
Pro forma income before
 income tax expense.....    3,726,145
Pro forma income tax
 expense................   (1,490,000)(d)
                          ----------------
Pro forma net income....  $ 2,236,145
                          ================
Pro forma net income per
 share..................  $      0.15
                          ================
Pro forma weighted
 average number of
 common shares
 outstanding............   15,387,227 (e)

                            OMNI GEOPHYSICAL, L.L.C.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              AS OF JUNE 30, 1997
                                  (UNAUDITED)

                                 HISTORICAL
                          --------------------------
                              OMNI        AMERICAN                                 PRO FORMA
                          GEOPHYSICAL,    AVIATION    PRO FORMA                    OFFERING        PRO FORMA
         ASSETS              L.L.C.     INCORPORATED ADJUSTMENTS      PRO FORMA   ADJUSTMENTS     AS ADJUSTED
         ------           ------------  ------------ -----------     -----------  -----------     -----------
CURRENT ASSETS:
 Cash...................  $ 1,971,517    $       --  $  (500,000)(i) $ 1,471,517  $44,930,000 (j) $20,050,380
                                                                                   (3,621,939)(k)
                                                                                  (16,671,154)(k)
                                                                                   (6,058,044)(k)
 Accounts receivable....    8,374,561     1,316,094           --       9,690,655           --       9,690,655
 Inventory..............    1,607,619       184,999           --       1,792,618           --       1,792,618
 Other..................      570,223       117,153       25,774 (i)     713,154           --         713,154
                          -----------    ----------  -----------     -----------  -----------     -----------
 Total current assets...   12,523,920     1,618,246     (474,226)     13,667,944   18,578,863      32,246,807
PROPERTY AND EQUIPMENT:
 Land, buildings and
  improvements..........      442,975            --           --         442,975           --         442,975
 Drilling, field and
  support equipment.....   16,234,766            --           --      16,234,766           --      16,234,766
 Shop equipment.........      175,253       172,093      (12,554)(i)     334,792           --         334,792
 Aircraft...............      526,000     5,348,073    1,063,927 (i)   6,938,000           --       6,938,000
 Vehicles...............    1,973,197       255,725      (44,743)(i)   2,184,179           --       2,184,179
 Construction in
  progress..............      808,722            --           --         808,722           --         808,722
 Accumulated
  depreciation..........   (1,516,501)     (243,585)     243,585 (i)  (1,516,501)          --      (1,516,501)
                          -----------    ----------  -----------     -----------  -----------     -----------
 Total property and
  equipment.............   18,644,412     5,532,306    1,250,215      25,426,933           --      25,426,933
OTHER ASSETS:
 Goodwill, net of
  amortization..........      379,098            --    2,797,049 (i)   3,176,147           --       3,176,147
 Other..................      318,456        26,115      (26,111)(i)     318,456           --         318,456
                          -----------    ----------  -----------     -----------  -----------     -----------
 Total other assets.....      697,554        26,115    2,770,938       3,494,603           --       3,494,603
                          -----------    ----------  -----------     -----------  -----------     -----------
 Total assets...........  $31,865,886    $7,176,667  $ 3,546,927     $42,589,480  $18,578,863     $61,168,343
                          ===========    ==========  ===========     ===========  ===========     ===========
 LIABILITIES AND EQUITY
 ----------------------
CURRENT LIABILITIES:
 Current maturities of
  long-term debt........  $ 2,985,239    $  636,700  $        --     $ 3,621,939  $(3,621,939)(k) $        --
 Accounts payable.......    3,179,294       385,771      (49,194)(i)   3,515,871                    3,515,871
 Accrued expenses.......    1,012,395       155,781       49,783 (i)   1,217,959                    1,217,959
 Due to affiliates and
  shareholders..........       49,656            --           --          49,656           --          49,656
                          -----------    ----------  -----------     -----------  -----------     -----------
 Total current
  liabilities...........    7,226,584     1,178,252          589       8,405,425   (3,621,939)      4,783,486
LONG-TERM LIABILITIES:
 Long-term debt, less
  current maturities....    9,850,048     2,703,106    1,000,000 (i)  25,575,351  (16,671,154)(k)   8,904,197
                                                       3,370,000 (i)
                                                       5,000,000 (l)
                                                         355,159 (m)
                                                       3,297,038 (n)
 Revolving line of
  credit................    6,058,044            --           --       6,058,044   (6,058,044)(k)          --
 Due to shareholder.....           --     3,370,000   (3,370,000)(i)          --           --              --
EQUITY:
 Preferred units            5,000,000                 (5,000,000)(l)          --           --              --
 Common units                   1,033                        101 (i)          --           --              --
                                                          (1,134)(o)
 Additional paid-in
  capital                      77,980                  2,471,546 (i)   2,430,660   (4,070,000)(j)  47,325,660
                                                        (118,866)(n)               48,965,000 (j)
 Common stock                                 1,000       (1,000)(i)     120,000       35,000 (j)     155,000
                                                         120,000 (o)
 Retained earnings          3,652,197       (75,691)  (3,297,038)(n)          --           --              --
                                                        (355,159)(m)
                                                          75,691 (i)
                          -----------    ----------  -----------     -----------  -----------     -----------
 Total equity...........    8,731,210       (74,691)  (6,105,859)      2,550,660   44,930,000      47,480,660
                          -----------    ----------  -----------     -----------  -----------     -----------
 Total liabilities and
  equity................  $31,865,886    $7,176,667  $(3,546,927)    $42,589,480  $18,578,863     $61,168,343
                          ===========    ==========  ===========     ===========  ===========     ===========

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The following notes set for the assumptions used in preparing the unaudited Pro Forma Condensed Consolidated Financial Statements. The pro forma adjustments are based on estimates made by the Company's management using information currently available. As a result, the pro forma adjustments discussed below are subject to change.

  The adjustments to the accompanying unaudited condensed consolidated statements of income are described below:

    a) Reflects additional depreciation expense due to adjustments to the recorded value of the assets acquired from American Aviation resulting from the application of purchase accounting.

    b) Reflects a reduction in interest expense as a result of the retirement of certain indebtedness of the Company with the proceeds of the Offering.

    c) Reflects an increase in interest expense as a result of the incurrence of indebtedness to finance the Preferred Unit Repurchase and the LLC Distribution.

    d) OMNI Geophysical is a limited liability company that does not pay income taxes at the entity level. The Company is a corporation that will pay income taxes at the corporate level. This adjustment reflects the provision for income taxes at a combined federal and state tax rate of 40%.

    e) Includes 1,080,017 shares of common stock issued in connection with the acquisition of American Aviation, 3,500,000 shares of common stock issued in the Offering and 98,725 shares of common stock equivalents related to outstanding stock options.

    f) Reflects the elimination of a gain recognized by American Aviation upon the sale of a helicopter to OMNI Geophysical.

    g) Reflects additional depreciation expense due to adjustments to the recorded value of the assets acquired from OGC resulting from the application of purchase accounting.

    h) Reflects an increase in interest expense as a result of the incurrence of indebtedness to finance the OGC Acquisition.

  The adjustments to the accompanying pro forma condensed consolidated balance sheet are described below:

    i) Reflects adjustments to the recorded value of the assets acquired from American Aviation resulting from the application of purchase accounting and the repayment of an American Aviation note due to a shareholder with new indebtedness.

    j) Reflects the net proceeds to the Company in the Offering (assuming an initial public offering price of $14.00 per share), net of the underwriting discounts and commissions (estimated to be $3,430,000) and offering expenses (estimated to be $640,000).

    k) Reflects the application of the net proceeds of the public offering to repay indebtedness of the Company.

    l) Reflects the Preferred Unit Repurchase and borrowings related thereto.

    m) Reflects the payment of accrued dividends to the holders of preferred units of OMNI Geophysical in connection with the Preferred Unit Repurchase.

    n) Reflects the LLC Distribution and borrowings related thereto.

    o) Reflects the Share Exchange pursuant to which all outstanding common units of OMNI Geophysical will be exchanged for 12,000,000 shares of Common Stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPEC-TUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PER-SON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               -----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   15
Change in Tax Status and Related Distributions............................   15
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   17
Dilution..................................................................   18
Capitalization............................................................   19
Selected Financial and Operating Data.....................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   29
Management................................................................   40
Principal Shareholders....................................................   49
Certain Transactions......................................................   50
Description of Capital Stock..............................................   51
Shares Eligible for Future Sale...........................................   54
Underwriting..............................................................   55
Legal Matters.............................................................   57
Experts...................................................................   57
Additional Information....................................................   57
Index to Consolidated Financial Statements................................  F-1

                               -----------------

  UNTIL              , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIV-ERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PRO-SPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,500,000 SHARES

                           OMNI ENERGY SERVICES CORP.

                                  COMMON STOCK

                               -----------------
                                   PROSPECTUS
                                       , 1997
                               -----------------

                               LEHMAN BROTHERS

                      PRUDENTIAL SECURITIES INCORPORATED

                       RAYMOND JAMES & ASSOCIATES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses payable in connection with the proposed sale of Common Stock covered hereby are as follows:

SEC registration fee.................................................. $ 18,296
NASD filing fee.......................................................        *
Nasdaq listing fee....................................................        *
Printing expenses.....................................................        *
Legal fees and expenses...............................................        *
Accounting fees and expenses..........................................        *
Transfer agent fees and expenses......................................        *
Miscellaneous expenses................................................        *
                                                                       --------
Total expenses........................................................ $640,000
                                                                       ========

--------
*  To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Louisiana Business Corporation Law (the "LBCL"), Section 83, (i) gives Louisiana corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers; (ii) subject to specific conditions and exclusions, gives a director or officer who successfully defends such an action the right to be so indemnified; and (iii) authorizes Louisiana corporations to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, authorization of shareholders or otherwise.

  The Company's By-laws make mandatory the indemnification of directors and officers permitted by the LBCL. The standard to be applied in evaluating any claim for indemnification (excluding claims for expenses incurred in connection with the successful defense of any proceeding or matter therein for which indemnification is mandatory without reference to any such standard) is whether the claimant acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company. With respect to any criminal action or proceeding, the standard is that the claimant had no reasonable cause to believe the conduct was unlawful. No indemnification is permitted in respect of any claim, issue or matter as to which a director or officer shall have been adjudged by a court of competent jurisdiction to be liable for willful or intentional misconduct or to have obtained an improper personal benefit, unless, and only to the extent that the court shall determine upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

  The Company maintains liability policies to indemnify its officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions to be set forth in the policies.

  The Underwriters have also agreed to indemnify the directors and certain of the Company's officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that such directors and officers may be required to make in respect thereof.

  Each of the Company's directors and executive officers has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as director or officer that are in excess of the coverage provided by any such insurance, provided that the director or officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to this Registration Statement. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In connection with its initial capitalization, the Registrant issued 1,000 shares of its Common Stock to Advantage Capital Management Corporation for $1,000. Pursuant to the Share Exchange, the Registrant will issue the following number of shares to the holders of common units of OMNI Geophysical, L.L.C. in exchange for their 113,476 common units in OMNI Geophysical, L.L.C. (number of common units to be exchanged in parentheses):

                                                                       SHARES OF
                                                                        COMMON
NAME OF HOLDER                                                           STOCK
--------------                                                         ---------
American Aviation (10,213)............................................ 1,080,017
Roger E. Thomas (10,664).............................................. 1,127,708
Allen R. Woodard (13,164)............................................. 1,392,083
Shannon H. Daigle (1,461).............................................   154,500
David A. Jeansonne (2,836)............................................   299,905
Alan J. Thomas (500)..................................................    52,875
Ben E. Thomas (500)...................................................    52,875
Christina M. Thomas (500).............................................    52,875
Advantage Capital Partners Limited Partnership (2,780)................   293,983
Advantage Capital Partners II Limited Partnership (9,398).............   993,831
Advantage Capital Partners III Limited Partnership (15,282)........... 1,616,060
Advantage Capital Partners IV Limited Partnership (28,612)............ 3,025,697
Advantage Capital Partners V Limited Partnership (17,566)............. 1,857,591

  Also in connection with the Share Exchange, the Registrant will issue options to purchase its Common Stock to persons holding options to acquire common units of OMNI Geophysical, L.L.C. David E. Crays will receive options to acquire 54,567 shares Common Stock at $2.28 per share in exchange for options to purchase 516 common units of OMNI Geophysical, L.L.C. at $242 per unit that were issued to Mr. Crays in April 1997 when he was hired by OMNI Geophysical, L.L.C. In June 1997, the Company also granted the following options to purchase the following number of common units of OMNI Geophysical, L.L.C., William F. Fincher, 250; J. David Booth, 250; and Rita Darbonne, 100. These options all have an exercise price of $242 per common unit and, upon the Share Exchange, will be converted into options to purchase, 26,437, 26,437 and 10,575 shares of Common Stock, respectively, at an exercise price of $2.28 per share.

  All of these securities were or will be offered and sold without registration under the Securities Act inasmuch as they are deemed not subject to registration pursuant to the exception provided in Section 4(2) of the Security Act as securities sold in transactions not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

 1.1 Form of Underwriting Agreement.*

 2.1 Form of Exchange Agreement between the members of OMNI Geophysical, L.L.C. and the Company.*

  2.2  Asset Purchase Agreement between OMNI Geophysical, L.L.C. and OMNI
       Geophysical Corporation dated as of July 19, 1996.
  2.3  Exchange Agreement by and among American Aviation Incorporated, American
       Aviation, L.L.C. and OMNI Geophysical, L.L.C., dated as of July 1, 1997.
  2.4  Intangible Asset Purchase Agreement by and among American Aviation
       Incorporated, American Aviation L.L.C. and OMNI Geophysical, L.L.C.
       dated as of July 1, 1997.
  2.5  Asset Purchase Agreement by and between O.T.H. Exploration Services,
       Inc. and OMNI Geophysical, L.L.C. dated as of August 31, 1997.
  3.1  Articles of Incorporation of the Company.
  3.2  By-laws of the Company.
  4.1  See Exhibits 3.1 and 3.2 for provisions of the Company's Articles of
       Incorporation and By-laws defining the rights of holders of Common
       Stock.
  4.2  Specimen Common Stock certificate.*
  5.1  Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre,
       L.L.P.*
 10.1 Form of Indemnity Agreement by and between the Company and each of its directors and executive officers.
 10.2  The Company's Stock Incentive Plan.
 10.3  Form of Stock Option Agreements under the Company's Long-Term Incentive
       Plan.
 10.4  Employment and Non-Competition Agreement between OMNI Geophysical,
       L.L.C. and David Jeansonne.*
 10.5  Employment and Non-Competition Agreement between OMNI Geophysical,
       L.L.C. and Roger E. Thomas.*
 10.6  Employment and Non-Competition Agreement between OMNI Geophysical,
       L.L.C. and Allen R. Woodard.
 10.7  Employment and Non-Competition Agreement between OMNI Geophysical,
       L.L.C. and Richard Patrick Morris.
 10.8  Employment and Non-Competition Agreement between OMNI Geophysical,
       L.L.C. and David E. Crays.*
 10.9  Confidentiality and Non-Competition Agreement between OMNI Geophysical,
       L.L.C. and OMNI Geophysical Corporation, David Jeansonne, Max Brian
       Hoyt, Ted W. Hoyt, and Wilbur Sam Hoyt.
 10.10 Confidentiality and Non-Competition Agreement between OMNI Geophysical,
       L.L.C., American Aviation, L.L.C. and American Aviation Incorporated,
       David Jeansonne and Richard Patrick Morris.
 10.11 Option Agreement between OMNI Geophysical, L.L.C. and David E. Crays.
 21.1  Subsidiaries of the Company.*
 23.1  Consent of Arthur Andersen LLP.
 23.2  Consent of Jones, Walker, Waechter, Poitevent, Carrere & Denegre L.L.P.
       (included in Exhibit 5.1).*
 24.1  Power of Attorney (included in the Signature Page to this Registration
       Statement).
 27.1  Financial Data Schedule.

--------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carencro, State of Louisiana, on September 26, 1997.

                                          OMNI ENERGY SERVICES CORP.

                                          By: /s/ David A. Jeansonne
                                              ---------------------------------
                                              David A. Jeansonne
                                              Chairman of the Board and Chief
                                              Executive Officer

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of David A. Jeansonne, Roger E. Thomas and David E. Crays, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

   /s/    David A. Jeansonne         Chief Executive Officer and   September 26, 1997
____________________________________ Chairman of the Board
         David A. Jeansonne          (Principal Executive
                                     Officer)

      /s/  Roger E. Thomas           President and Director        September 26, 1997
____________________________________
          Roger E. Thomas

    /s/   Allen R. Woodard           Vice President--Marketing;    September 26, 1997
____________________________________ Business Development and
          Allen R. Woodard           Director

     /s/    David E. Crays           Vice President Finance and    September 26, 1997
____________________________________ Chief Financial Officer
           David E. Crays            (Principal Financial and
                                     Accounting Officer) and
                                     Director

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

    /s/     Steven T. Stull          Director                      September 26, 1997
____________________________________
          Steven T. Stull

     /s/  Crichton W. Brown          Director                      September 26, 1997
____________________________________
         Crichton W. Brown

                                     Director
____________________________________
        William W. Rucks, IV

                                 EXHIBIT INDEX

 EXHIBIT                                                           SEQUENTIALLY
 NUMBER                  DESCRIPTION OF EXHIBITS                   NUMBER PAGE
 -------                 -----------------------                   ------------
  1.1    Form of Underwriting Agreement.*
  2.1    Form of Exchange Agreement between the members of OMNI
         Geophysical, L.L.C. and the Company.*
  2.2    Asset Purchase Agreement between OMNI Geophysical,
         L.L.C. and OMNI Geophysical Corporation dated as of
         July 19, 1996.
  2.3    Exchange Agreement by and among American Aviation
         Incorporated, American Aviation L.L.C. and OMNI
         Geophysical, L.L.C., dated as of July 1, 1997.
  2.4    Intangible Asset Purchase Agreement by and among
         American Aviation Incorporated, American Aviation
         L.L.C. and OMNI Geophysical, L.L.C. dated as of July 1,
         1997.
  2.5    Asset Purchase Agreement by and between O.T.H.
         Exploration Services, Inc. and OMNI Geophysical, L.L.C.
         dated as of August 31, 1997.
  3.1    Articles of Incorporation of the Company
  3.2    By-laws of the Company
  4.1    See Exhibits 3.1 and 3.2 for provisions of the
         Company's Articles of Incorporation and By-laws
         defining the rights of holders of Common Stock
  4.2    Specimen Common Stock certificate*
  5.1    Opinion of Jones, Walker, Waechter, Poitevent, Carrere
         & Denegre, L.L.P.*
 10.1    Form of Indemnity Agreement by and between the Company
         and each of its directors and executive officers
 10.2    The Company's Stock Incentive Plan
 10.3    Form of Stock Option Agreements under the Company's
         Long-Term Incentive Plan
 10.4    Employment and Non-Competition Agreement between OMNI
         Geophysical, L.L.C. and David Jeansonne*
 10.5    Employment and Non-Competition Agreement between OMNI
         Geophysical, L.L.C. and Roger E. Thomas*
 10.6    Employment and Non-Competition Agreement between OMNI
         Geophysical, L.L.C. and Allen R. Woodard
 10.7    Employment and Non-Competition Agreement between OMNI
         Geophysical, L.L.C. and Richard Patrick Morris
 10.8    Employment and Non-Competition Agreement between OMNI
         Geophysical, L.L.C. and David E. Crays*
 10.9    Confidentiality and Non-Competition Agreement between
         OMNI Geophysical, L.L.C. and OMNI Geophysical
         Corporation, David Jeansonne, Max Brian Hoyt, Ted W.
         Hoyt, and Wilbur Sam Hoyt
 10.10   Confidentiality and Non-Competition Agreement between
         OMNI Geophysical, L.L.C. and American Aviation L.L.C.
         and American Aviation Incorporated, David Jeansonne,
         and Richard Patrick Morris
 10.11   Option Agreement between OMNI Geophysical, L.L.C. and
         David E. Crays

 EXHIBIT                                                          SEQUENTIALLY
 NUMBER                  DESCRIPTION OF EXHIBITS                  NUMBER PAGE
 -------                 -----------------------                  ------------
 21.1    Subsidiaries of the Company*
 23.1    Consent of Arthur Andersen LLP
 23.2    Consent of Jones, Walker, Waechter, Poitevent, Carrere
         & Denegre, L.L.P. (included in Exhibit 5.1)*
 24.1    Power of Attorney (included in the Signature Page to
         this Registration Statement)
 27.1    Financial Data Schedule

--------
*To be filed by amendment.